     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1997



                                                      REGISTRATION NO. 333-22043

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                            BCP/ESSEX HOLDINGS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              3357                             13-3496934
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)          CLASSIFICATION NUMBER)              IDENTIFICATION NUMBER)

                                1601 WALL STREET
                              FORT WAYNE, IN 46802
                                 (219) 461-4000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                        REGISTRANT'S PRINCIPAL EXECUTIVE
                                    OFFICES)
                           --------------------------

                              MR. STEVEN R. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BCP/ESSEX HOLDINGS INC.
                                1601 WALL STREET
                              FORT WAYNE, IN 46802
                                 (219) 461-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           --------------------------

                                   COPIES TO:

          KRIS F. HEINZELMAN, ESQ.                    ROBERT W. REEDER, III, ESQ.
          CRAVATH, SWAINE & MOORE                         SULLIVAN & CROMWELL
             825 EIGHTH AVENUE                              125 BROAD STREET
          NEW YORK, NEW YORK 10019                      NEW YORK, NEW YORK 10004

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                       PROPOSED
                                                                       MAXIMUM         PROPOSED MAXIMUM       AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(A)        PER SHARE(B)          PRICE(B)             FEE(C)
Common Stock, $.01 par value................      8,625,000             $20.00           $172,500,000          $52,273



(a) Includes 1,125,000 shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option.



(b) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933. A portion of the proposed maximum aggregate offering price represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.



(c) Includes $45,455 previously paid in connection with the original filing on February 19, 1997.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    Prior to the effectiveness of this Registration Statement, BCP/Essex Holdings Inc. will amend its corporate charter to change its name to Essex International Inc. For the purposes of the Prospectus included herein, the Registrant has used its name as amended.

                  SUBJECT TO COMPLETION, DATED MARCH 26, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                7,500,000 SHARES


                            ESSEX INTERNATIONAL INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                               ------------------


    Of the 7,500,000 shares of Common Stock offered, 6,000,000 shares are being offered hereby in the United States and 1,500,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".



    Of the 7,500,000 shares of Common Stock offered, 3,750,000 shares are being sold by the Company and 3,750,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.



    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $17.00 and $20.00. For factors to be considered in determining the initial public offering price, see "Underwriting".


    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.


    The Company has made an application to list the Common Stock on the New York Stock Exchange under the symbol "SXC".

                              --------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                                  PROSPECTUS.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                              --------------------

                                INITIAL PUBLIC     UNDERWRITING      PROCEEDS TO     PROCEEDS TO SELLING
                                OFFERING PRICE     DISCOUNT(1)        COMPANY(2)         STOCKHOLDERS
                               ----------------  ----------------  ----------------  --------------------
Per Share....................         $                 $                 $                   $
Total(3).....................         $                 $                 $          $

--------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $    payable by the Company.


(3) The Company and the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 900,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company and the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 225,000 shares as part of a concurrent International Offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to Company
    and proceeds to the Selling Stockholders will be $    , $    , $    and
    $    , respectively. See "Underwriting".


                              --------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
             , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           SMITH BARNEY INC.

DONALDSON, LUFKIN & JENRETTE                                   LEHMAN BROTHERS
  SECURITIES CORPORATION

                               ------------------

               The date of this Prospectus is            , 1997.

[Collage of pictures showing products manufactured by the Company and a manufacturing facility, a map of the United States showing the locations of the Company's domestic manufacturing plants and service centers and the following text "Essex is one of the world's largest producers of electric wire and cable products, and is included in the Fortune 1,000 list of industrial and service companies. Essex is supported by the industry's most extensive distribution system, as well as 28 manufacturing facilities in 16 states, which produce a broad product line that includes magnet wire, building wire, automotive wire, industrial wire, specialty wiring assemblies, communications wire and electrical insulation materials".]


    The Company intends to furnish to its stockholders annual reports containing audited financial statements for each fiscal year of the Company.

                            ------------------------


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND IMPOSITION OF PENALTY BIDS, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED TO THE U.S. UNDERWRITERS AND THE INTERNATIONAL UNDERWRITERS WILL NOT BE EXERCISED, (II) GIVES EFFECT TO A ONE-FOR-TWO REVERSE STOCK SPLIT (THE "STOCK SPLIT") AND A RECLASSIFICATION OF THE COMPANY'S TWO EXISTING CLASSES OF COMMON STOCK INTO A SINGLE CLASS OF COMMON STOCK (THE "RECLASSIFICATION"), EACH TO BE EFFECTED PRIOR TO, OR SIMULTANEOUSLY WITH, THE CONSUMMATION OF THE OFFERINGS AND
(III) TREATS THE SHARES OF COMMON STOCK UNDERLYING THE WARRANTS (AS DEFINED HEREIN) IN THE MANNER DESCRIBED UNDER THE CAPTION "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS--THE REDEMPTION". UNLESS THE CONTEXT OTHERWISE INDICATES, THE TERM "COMPANY" REFERS TO ESSEX INTERNATIONAL INC. ("ESSEX INTERNATIONAL") (FORMERLY KNOWN AS BCP/ESSEX HOLDINGS INC.), AND ITS CONSOLIDATED SUBSIDIARIES, INCLUDING ITS WHOLLY OWNED SUBSIDIARY, ESSEX GROUP, INC. ("ESSEX"), AND THEIR RESPECTIVE PREDECESSORS.


                                  THE COMPANY


    The Company is a leading North American developer, manufacturer and distributor of copper electrical wire and cable products. Founded in 1930, the Company serves over 11,000 worldwide customers in a wide range of industrial markets from its 28 manufacturing facilities and 48 service centers located throughout the United States and Canada. Since 1993, the Company has significantly strengthened its market positions through expanded sales efforts and acquisitions, and has improved its manufacturing capacity and production efficiencies through capital expenditure and productivity improvement programs. As a result of these efforts, from 1993 to 1996, the Company's net sales volumes grew at a compound annual growth rate ("CAGR") of approximately 8%, generating $1.3 billion net sales in 1996, while its earnings before interest, taxes, depreciation and amortization ("EBITDA") grew at a CAGR of 22%, from $77 million in 1993 to $140 million in 1996, and its net income grew from a loss of $14.2 million in 1993 to a profit of $36.3 million in 1996. (With respect to EBITDA, see footnote (f) in "Selected Consolidated Financial and Operating Data").


    The Company organizes its operating activities into the following principal areas:

    MAGNET WIRE PRODUCTS (29% of 1996 net sales)--The Company's magnet wire products are used in a wide variety of motors, coils, relays, generators, solenoids and transformers by the electrical equipment and electronics industries. Annual industry data since 1991 has shown that the Company's magnet wire products have had the highest quality in the industry (as measured by customer returns). As a result of significantly increasing its sales volumes of magnet wire products in recent years while focusing on higher value-added products and controlling costs, the gross margins of the Company's magnet wire business have increased substantially.

    BUILDING WIRE AND CABLE PRODUCTS (37% of 1996 net sales)--The Company produces a wide range of copper building wire products for the commercial, industrial and residential markets. These products are marketed primarily to electrical distributors throughout the United States and Canada for ultimate use by electrical contractors and "do-it-yourself" consumers. Approximately two-thirds of the Company's net sales of these products is attributable to remodeling and repair activity and the balance to new nonresidential and residential construction.

    COMMUNICATIONS WIRE AND CABLE PRODUCTS (13% of 1996 net sales)--The Company's communications wire products consist of outside plant ("OSP") voice communication copper wire and cable products for the "local loop" segment of the telecommunication system and voice and data communication copper wire and cable products for the premise segment of the telecommunication system. Copper-based wire is the most widely used medium for voice and data transmission in the local loop and in homes and offices, due in part to its significant installed base, lower installation cost and ease of repair.

    OTHER PRODUCTS AND ACTIVITIES (21% of 1996 net sales)--The Company manufactures and markets a wide range of automotive and industrial electrical wire products and maintains a distribution business for the sale and distribution of its magnet wire and related third-party-manufactured products. The Company produces automotive wire and cable products (7% of 1996 net sales) for sale to suppliers of automotive original equipment. Such products include primary wire for use in engine harnesses, ignition wire and battery cable. Industrial wire and cable products (5% of 1996 net sales) consist of appliance wire, motor lead wire, submersible pump cable, power cable, flexible cord, power supply cords, welding cable and recreational vehicle wire. The Company's distribution business provides a sales channel to both small manufacturers of original equipment motors and motor repair markets for some of the Company's magnet wire products, as well as third-party-manufactured products that complement the Company's magnet wire products. During 1996, third-party products constituted 9% of net sales, while 20% of the Company's magnet wire products were sold through this sales channel.

STRATEGY

    The Company has established a strategy that is designed to capitalize on its competitive strengths and position it to pursue opportunities for future growth. The tenets of this strategy are:


    - CAPITALIZE ON SIZE AND SCOPE OF OPERATIONS--The Company believes that it is one of the largest electrical wire and cable producers in the United States based on net sales. The Company believes that the size and scope of its operations provide it with efficiencies in manufacturing, purchasing and distribution and with the resources necessary to meet the increasing technological demands of the market. The Company intends to enhance these competitive advantages by continuing to expand its operations through internal growth and acquisitions. The electrical copper wire and cable industry in North America has undergone significant consolidation in the past ten years as a result of increased demand for product quality and lower cost products that in turn has necessitated substantial capital spending and development of sophisticated technical capabilities by market participants.



    - ENHANCE STRONG MARKET POSITIONS--The Company is focusing on improving its leading or significant market positions in North America for its major product categories and capitalizing on the advantages of its size. The Company believes that it is one of two leading producers in each of the magnet wire and building wire markets based on net sales. Recent acquisitions in magnet wire distribution, building wire and industrial wire have enhanced the Company's market positions in these businesses. The Company intends to maintain and enhance its market positions through internal growth and continued participation in future industry consolidation.


    - MAINTAIN LEADERSHIP IN QUALITY AND PRODUCTIVITY--The Company employs advanced technologies in manufacturing processes and product development and intends to continue investing in manufacturing equipment and facilities and to expand its continuous improvement programs in order to maintain its leadership in quality and productivity. The Company believes that its wire and cable products, which have earned numerous customer quality awards, are among the highest in quality in the industry. Since 1992, the Company has invested approximately $140 million in capital programs and has expanded its continuous improvement programs in order to improve the quality of its products and increase the cost efficiency and capacity of its production facilities. The Company also has lowered cost levels by pursuing a high level of vertical integration through internal production of its principal raw materials. In 1996, the Company produced over 85% of its copper rod, magnet wire enamel and rubber insulation materials and 70% of its PVC insulation requirements. As a result, the Company believes that it is among the lowest cost domestic producers in each of its business lines. A key productivity measure, annual copper equivalent pounds shipped per employee, has increased by 21% from 1991 to 1996.

    - CAPITALIZE ON INDUSTRY GROWTH OPPORTUNITIES--The Company believes that, as consumers continue to adapt to technological advances in both the home and the workplace, the technical specifications of the "smart" home and office will generate increased demand for certain electrical wire and cable products. The Company believes that it is well positioned to capitalize on this growth due to its significant market positions, strong name recognition and size. Growth in the magnet wire business is expected to be driven by increasing demand for devices containing electric motors in the home and in automobiles, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy efficient motors utilize materially more magnet wire per unit than do their traditional counterparts). Growth in the building wire business is expected to come primarily from increasing repair and remodeling activity, as well as from new commercial, industrial and residential construction. Both new construction and remodeling activity is being affected by the increased number of circuits and amperage handling capacity needed to support the increasing demand for electrical services. The Company believes that its communications wire and cable business will benefit from the increasing number of outside telephone lines into and inside homes and offices and the increasing quality demands placed on these lines to facilitate escalating data transmission from the growing number of computers, facsimile machines and Internet devices. In the automotive business, the Company believes that the increasing production of cars and trucks with motorized or electrical options will translate into increased demand for higher quality, thinner-gauge wire products to take advantage of their lighter weights and greater efficiency.

    - PURSUE ACQUISITION OPPORTUNITIES--Consistent with its historical emphasis on vertical integration, breadth of product line and technological innovation, the Company continuously evaluates opportunities to benefit further from its manufacturing, purchasing and distribution capabilities, expand its customer base, reduce costs and enter new markets through acquisitions, investments, joint ventures and other strategic alliances. Since a major recapitalization in 1995 (the "1995 Refinancing"), which provided the Company with substantial financial and operating flexibility, the Company has acquired three major businesses: the distribution business of Avnet Inc. in October 1995 ("Brownell"); the Canadian building wire business of BICC Phillips, Inc. in March 1996 ("BICC Canada"); and the building and industrial wire businesses of Triangle Wire & Cable, Inc. ("Triangle") in October 1996. The Company believes that each of these businesses provides operating synergy that complements the Company's existing manufacturing, distribution and administrative capabilities, and each has met or exceeded financial and operating expectations since its respective acquisition date. In addition, in May 1995, the Company entered into a joint venture in India with Finolex Cable LTD for the development and production of copper rod and other wire products for the domestic Indian market and recently established a joint venture with Raychem Corp. for the production and sale of high performance wire products for the automotive industry. The Company is currently evaluating several acquisition opportunities consistent with its business strategy, although it has not reached agreement with any third parties at this time.

    - EXPAND INTERNATIONAL BUSINESS--Historically, the Company's production and distribution emphasis has focused on North America, primarily the U.S. market. Management anticipates that while the Company will remain focused on the U.S. market, it expects to increase its efforts in expanding its customer base in Canada and Mexico, where the Company believes demand for electrical wire and cable products will grow significantly over the next few years. Management also expects to establish a preliminary presence in certain developing economies, particularly in locations that have been targeted by the Company's customers for their own expansion.

MANAGEMENT AND COMPANY HISTORY


    The Company's senior management team, including its business unit managers, possesses a high level of experience in the wire and cable industry. The eight most senior officers average 21 years of related industry experience, with an average of over 17 years with the Company. The equity interest of management and present and former employees in the Company (15.7% on a fully diluted basis (13.7% after giving effect to the Offerings)) helps ensure that the interests of management are aligned with those of the Company's other stockholders.

    The Company was acquired (the "Acquisition") in a merger in October 1992 by the existing stockholders. The existing stockholders of the Company and their equity interests on a fully diluted basis are Bessemer Holdings, L.P. ("BHLP") and certain affiliated investment partnerships (BHLP and such affiliated investment partnerships are collectively referred to herein as the "BH Group") (58.9%), certain present and former employees (15.7%), certain affiliated investment limited partnerships of The Goldman Sachs Group, L.P. (collectively, the "GS Partnerships") (12.4%), affiliates of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC" and together with its affiliates, "DLJ") (9.2%) and Chase Equity Associates ("CEA") (3.7%). After giving effect to the Offerings, BH Group, present and former employees, the GS Partnerships, DLJ and CEA will beneficially own equity interests of 53.6%, 13.7%, 6.9%, 1.2% and 1.8%, respectively, on a fully diluted basis. In connection with the Acquisition, the GS Partnerships and DLJ were granted warrants (the "Warrants") to purchase up to 1,120,551.5 and 1,712,817.5 shares of Common Stock, respectively, at an exercise price of $5.71514 per share. The GS Partnerships will sell all their Warrants to the Underwriters, and DLJ will sell 1,475,658 of its Warrants to the
Underwriters, in each case, at a purchase price of $   per Warrant (assuming an
initial public offering price of $18.50 per share, the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus). The Company will then redeem these Warrants for an aggregate of 1,794,172 shares of Common Stock. The remaining 237,159 Warrants will also be sold by DLJ to the Underwriters if the Underwriters' over-allotment options are exercised in full. See "Certain Relationships and Related Party Transactions--The Redemption".


    The Company's principal executive offices are located at 1601 Wall Street, Fort Wayne, Indiana 46802, telephone (219) 461-4000.

                               THE OFFERINGS (a)


Shares of Common Stock offered by the
  Company(b).................................  3,750,000 shares

  U.S. Offering..............................  3,000,000 shares

  International Offering.....................  750,000 shares

Shares of Common Stock offered by the Selling
  Stockholders(c)............................  3,750,000 shares

  U.S. Offering..............................  3,000,000 shares

  International Offering.....................  750,000 shares

Total Common Stock to be outstanding after
  the Offerings(d)...........................  29,718,348 shares

Use of Proceeds..............................  The proceeds of the Offerings payable to the
                                               Company will be used to repay approximately
                                               $63.2 million principal amount of outstanding
                                               indebtedness under the Essex Term Loan and
                                               Essex Revolving Credit Agreement (each as
                                               defined herein). The Company will not receive
                                               any proceeds from the sale of Common Stock by
                                               the Selling Stockholders. See "Use of
                                               Proceeds".

Proposed NYSE Stock Symbol...................  "SXC"


------------------------


(a) The offering of 6,000,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the concurrent offering of 1,500,000 shares of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings". The underwriters for the U.S. Offering (the "U.S. Underwriters") and the underwriters for the International Offering (the "International Underwriters") are collectively referred to as the "Underwriters".



(b) If the Underwriters' over-allotment options are exercised in full, the Company will offer and sell an additional 312,500 shares of Common Stock.



(c) Includes 1,794,172 shares of Common Stock to be received upon the redemption of 2,596,209.5 Warrants. See "Certain Relationships and Related Party Transactions--The Redemption." If the Underwriters' over-allotment options are exercised in full, certain of the Selling Stockholders will offer and sell, including shares to be received upon redemption of 237,159 Warrants, an additional 812,500 shares of Common Stock.



(d) Does not include 2,775,072 shares of Common Stock issuable pursuant to options outstanding prior to the Offerings and up to 237,159 Warrants that will be outstanding if the Underwriters' over-allotment options are not exercised in full. See "Management--Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/ SAR Values".


                                  RISK FACTORS

    Prospective purchasers of the Common Stock should carefully consider the factors set forth under "Risk Factors" immediately following this Prospectus Summary as well as the other information set forth in this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND COPPER PRICES)



    The following table sets forth (i) summary combined historical consolidated financial data of the Company for the twelve months ended December 31, 1992 (which includes historical consolidated financial data of the Company prior to the Acquisition ("Predecessor") for the nine-month period ended September 30, 1992, and historical consolidated financial data of the Company after the Acquisition for the three-month period ended December 31, 1992), (ii) selected historical consolidated financial data of the Company for the years ended December 31, 1993, 1994, 1995 and 1996 and as of December 31, 1996 and (iii) as adjusted and pro forma financial data as of and for the year ended December 31, 1996, assuming the use of the net proceeds of Offerings as described under "Use of Proceeds". Combined summary financial data presented below for the 12-month period ended December 31, 1992 were derived from audited consolidated financial statements of the Company and Predecessor not included in this Prospectus. The summary consolidated financial data presented below for the year ended December 31, 1993, were derived from audited consolidated financial statements not included in this Prospectus. The summary consolidated financial data presented below for the years ended December 31, 1994, 1995 and 1996, and as of December 31, 1996, were derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. This data should be read in conjunction with "Use of Proceeds", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.



                                           COMBINED(a)
                                         ---------------
                                          TWELVE MONTHS
                                              ENDED                      YEAR ENDED DECEMBER 31,
                                          DECEMBER 31,    ------------------------------------------------------
                                              1992            1993          1994          1995          1996
                                         ---------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales..............................    $   909,351    $    868,846  $  1,010,075  $  1,201,650  $  1,332,049
Cost of goods sold.....................        780,148         745,875       846,611     1,030,511     1,102,460
Selling and administrative expense.....         80,590          75,748        85,209        93,401       121,054
Other (income) expense, net (b)........           (305)           (196)        1,114         1,032         2,045
Unusual items (c)......................         18,139              --            --            --            --
                                         ---------------  ------------  ------------  ------------  ------------
Income from operations.................         30,779          47,419        77,141        76,706       106,490
Interest expense.......................         50,645          56,723        60,155        49,055        39,994
                                         ---------------  ------------  ------------  ------------  ------------
Income (loss) before income taxes and
  extraordinary charge.................        (19,866)         (9,304)       16,986        27,651        66,496
Provision (benefit) for income taxes...         (4,022)          1,552         9,500        14,380        28,988
                                         ---------------  ------------  ------------  ------------  ------------
Income (loss) before extraordinary
  charge...............................        (15,844)        (10,856)        7,486        13,271        37,508
Extraordinary charge net of income tax
  benefit (d)..........................            122           3,367            --         2,971         1,183
                                         ---------------  ------------  ------------  ------------  ------------
Net income (loss)......................    $   (15,966)   $    (14,223) $      7,486  $     10,300  $     36,325
                                         ---------------  ------------  ------------  ------------  ------------
                                         ---------------  ------------  ------------  ------------  ------------
Income (loss) per share (e):
  Income (loss) before extraordinary
    charge.............................                   $       (.40) $        .27  $        .48  $       1.33
  Extraordinary charge net of income
    tax benefit........................                           (.12)           --          (.11)         (.04)
                                                          ------------  ------------  ------------  ------------
                                                          ------------  ------------  ------------  ------------
  Net income (loss)....................                   $       (.52) $        .27  $        .37  $       1.29
                                                          ------------  ------------  ------------  ------------
                                                          ------------  ------------  ------------  ------------
Shares used in computing net income
  (loss) per share.....................                     27,542,879    27,632,502    27,957,308    28,211,078
                                                          ------------  ------------  ------------  ------------
                                                          ------------  ------------  ------------  ------------
Pro forma income before extraordinary
  charge...............................                                                             $     41,199
                                                                                                    ------------
                                                                                                    ------------
Pro forma income per share before
  extraordinary charge (e).............                                                             $       1.29
                                                                                                    ------------
                                                                                                    ------------
Shares used in computing pro forma
  income before extraordinary charge...                                                               31,961,078
                                                                                                    ------------
                                                                                                    ------------

                                                                                             DECEMBER 31, 1996
                                                                                          -----------------------
                                                                                           ACTUAL    AS ADJUSTED
                                                                                          ---------  ------------
BALANCE SHEET DATA:
Working capital.........................................................................  $ 231,707   $  240,928
Total assets............................................................................    842,755      842,142
Long-term debt (including current portion)..............................................    432,916      369,704
Stockholders' equity....................................................................    146,090      221,560



                                                      COMBINED(a)
                                                    ---------------
                                                     TWELVE MONTHS
                                                         ENDED                YEAR ENDED DECEMBER 31,
                                                     DECEMBER 31,    ------------------------------------------
                                                         1992          1993       1994       1995       1996
                                                    ---------------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA (f)........................................    $    74,388    $  77,028  $ 108,314  $ 110,502  $ 140,224
Capital expenditures..............................    $    31,180    $  26,167  $  30,109  $  28,555  $  25,569
Copper equivalent pounds shipped(g)...............        492,350      517,607    553,220    551,447    643,800
Average COMEX copper price per pound..............    $      1.03    $    0.85  $    1.07  $    1.35  $    1.06
Net cash provided by operating activities.........         31,326       60,616     41,672     89,754     64,581
Net cash used for investing activities(h).........       (152,010)     (30,785)   (30,118)   (50,466)  (104,716)
Net cash provided by (used for) financing
  activities(i)...................................        132,662      (28,569)    (5,120)   (53,031)    41,369


------------------------

(a) Represents a combination of the Company's three month period ended December 31, 1992 and Predecessor's nine month period ended September 30, 1992. Such combined results are not necessarily indicative of the results for the full year, due to the effects of the Acquisition and related refinancings and the concurrent adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Financial data of the Company as of October 1, 1992, and thereafter reflect the Acquisition using the purchase method of accounting, and, accordingly, the purchase price was allocated to assets and liabilities based upon their estimated fair values. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values (and contributed stockholders' equity) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.

(b) Includes interest income of $186, $269, $247, $409 and $210 for 1992, 1993,
    1994, 1995 and 1996, respectively. Also includes write-offs related to fixed asset disposals occurring in the normal course of business.

(c) In connection with the Acquisition, Predecessor recorded certain merger-related expenses of $18,139, consisting primarily of bonus and option payments to certain employees and certain merger fees and expenses that were charged to Predecessor's operations in the nine months ended September 30, 1992.


(d) During 1992, the Company repurchased outstanding indebtedness of Essex resulting in an extraordinary charge of $122, net of applicable income tax benefit. During 1993, the Company recognized extraordinary charges of $3,055, net of applicable tax benefit, representing the write-off of unamortized debt issuance costs associated with the termination of the Company's term credit facility under its former credit agreement, and $312, net of applicable tax benefit, representing the net loss resulting from the redemption of indebtedness of Essex. During 1995 and 1996, the Company recognized extraordinary charges of $2,971 and $1,183, respectively, net of applicable tax benefit, representing the write-offs of unamortized debt issuance cost associated with the termination of the Company's former credit agreements.


(e) See Note 1 to the Consolidated Financial Statements.


(f) EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. In 1992, EBITDA also includes an add-back of $18,139 for unusual items. See note (c) above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.



(g) Copper equivalent pounds include aluminum pounds which have been converted to a copper pound basis.



(h) Includes the costs associated with the BICC Canada and Triangle acquisitions of approximately $7.6 million and $71.8 million, respectively, in 1996 and the acquisition of Brownell in 1995 at a total cost of $24.9 million.



(i) Includes the redemption of the Company's Senior Discount Debentures due 2004 in 1995 at a total cost of $272.8 million.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY BEFORE PURCHASING ANY COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS". ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING BELOW UNDER "RISK FACTORS". ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

SUBSTANTIAL LEVERAGE


    The Company has, and after giving effect to the Offerings and the application of the proceeds therefrom will continue to have, on a consolidated basis, substantial indebtedness and significant debt service obligations. After giving pro forma effect to the Offerings and the application of the proceeds therefrom, the Company's aggregate notes payable to banks plus long-term debt would have been $400.6 million as of December 31, 1996. The Company's ratio of debt to total capital would have been approximately 0.64 to 1 at December 31, 1996, after giving pro forma effect to the Offerings and the application of the proceeds therefrom.



    The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are, and will continue to be, at variable rates of interest, which exposes the Company to the risk of increased interest rates; (iv) the indebtedness that following the Offerings will be outstanding under the Restated Credit Agreement (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Financial Condition") is secured by substantially all the assets of the Company; (v) the Company may be substantially more leveraged than certain of its competitors, and this may place the Company at a competitive disadvantage; and (vi) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or a downturn in its business.


INTEGRATING ACQUISITIONS AND MANAGING GROWTH

    The Company has recently completed several acquisitions of complementary businesses, and its business strategy involves pursuing opportunities to grow its business both internally and through selective acquisitions, investments, joint ventures and strategic alliances. The Company's ability to implement its growth strategy depends, in part, on its success in making such acquisitions, investments, joint ventures and strategic alliances on satisfactory terms and successfully integrating them, including its recent acquisitions of Brownell, BICC Canada and Triangle, into the Company's operations. Implementation of the Company's growth strategy may impose significant strains on the Company's management, operating systems and financial resources. Failure by the Company to manage its growth, or unexpected difficulties encountered during expansion, could have a material adverse impact on the Company's results of operations, cash flows or financial condition.

ADVANCING TECHNOLOGY

    The Company believes that incorporating technological advancements in its product development and manufacturing processes is important to remaining competitive in each of its business units. For example, the demand for more energy-efficient products, as well as lighter and smaller products, is necessitating the engineering of more efficient and lighter components, including wire and cable components included in these products. There can be no assurance that the Company will successfully introduce new products or product enhancements that will meet with commercial acceptance, or that its existing technology will not be superceded by new technological breakthroughs introduced by competitors. The commercial development of fiber optics has had and is expected to continue to have an adverse effect on the Company's copper communications wire business unit, and in particular its OSP products. Future technological developments could materially adversely affect the Company's results of operations, cash flows and financial condition.

COMPETITION

    The manufacture and sale of copper wire and cable products is highly competitive, and some of the Company's competitors may have greater financial resources than the Company. The Company competes with at least one major competitor with respect to each of its business units. No single competitor, however, competes with the Company across the entire spectrum of the Company's product lines. Many of the Company's products are made to industry specifications and therefore may be fungible with competitors' products. Accordingly, the Company is subject to competition in many markets on the basis of price, delivery time, customer service and its ability to meet specialty needs. In addition, the Company has been subject to competition from foreign manufacturers from time to time and such competition may continue in the future. Although foreign manufacturers do not presently constitute an important source of competition, there can be no assurance that this will continue to be the case in the future.

INTERNATIONAL EXPANSION

    To date, a substantial majority of the Company's sales have been made in the North American market, where the Company believes it has substantial expertise and experience. The Company intends, however, to pursue international opportunities for growth. International expansion will create new challenges for the Company's management. If the Company is successful in increasing its international business, it may encounter new risks that have not traditionally been encountered, including potential political, social and economic instability. In addition, risks associated with fluctuations between the U.S. dollar, which is the reporting currency in the Company's financial statements, and the local currencies in which the Company may transact business, may be encountered. There can be no assurance that expansion of the Company's operations to international markets will not have any adverse consequences for the Company's results of operations, cash flows or financial condition.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

    The Company is subject to federal, state and local environmental protection laws and regulations governing its operations and use, handling, disposal and remediation of hazardous substances currently or formerly used by the Company. A risk of environmental liability is inherent in the current and former manufacturing activities of the Company in the event of a release or discharge of a hazardous substance generated by the Company. Under certain environmental laws, the Company could be held jointly and severally responsible for the remediation of any hazardous substance contamination at its facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. The Company has been named as a potentially responsible party in proceedings that involve environmental remediation. The Company has also been named as a defendant in lawsuits alleging exposure to asbestos in the

Company's products. See "Business--Legal and Environmental Matters". There can be no assurance that the costs of complying with environmental, health and safety laws in its current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by the Company that could materially and adversely affect the Company's results of operations, cash flows or financial condition.

COPPER PRICES

    Net sales of the Company are heavily influenced by the price of copper, the Company's major raw material. The Company's net income has limited exposure to the price of copper, however, as the Company has historically been able to pass through copper price increases and decreases to its customers on a current or slightly delayed basis. In addition, the Company has generally been able to match its copper purchases with its production requirements and minimize copper cathode and rod inventories. However, no assurance can be given that the Company will be able to pass through price increases in the future.

MANUFACTURING CAPACITY

    The Company is currently operating its manufacturing facilities at high utilization rates. In order to meet growing customer demand, the Company will need to invest in additional manufacturing equipment. Failure to have new equipment operational in a timely manner or shut-downs of existing capacity due to breakdowns or other reasons could adversely affect the Company's results of operations, cash flows and financial condition.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON THE PAYMENT OF DIVIDENDS; ESSEX
  INTERNATIONAL'S DEPENDENCE ON DIVIDENDS FROM ESSEX TO MEET CASH REQUIREMENTS

    Essex International is a holding company whose operations are and will be conducted solely through Essex, its wholly owned subsidiary. Essex International has no independent operations, virtually no assets other than its ownership of the outstanding common stock of Essex (all of which is pledged to the lenders under the Essex Revolving Credit Agreement) and no independent means of generating cash flow. Therefore, Essex International is and will continue to be dependent on the cash flow of Essex to meet its obligations.


    At present, Essex International's cash requirements are not significant. The Essex Revolving Credit Agreement, the Essex Senior Note Indenture (as defined in "Description of Certain Indebtedness"), and the Restated Credit Agreement will, after the consummation of the Offerings, restrict the ability of Essex to declare and pay dividends and to make other distributions to Essex International. Subject to the availability of an alternative financing source, Essex International's ability to meet its cash obligations in the future will be dependent upon Essex' ability to pay dividends, to loan, or otherwise advance or transfer funds to Essex International in sufficient amounts. Additionally, the Essex Revolving Credit Agreement and the Restated Credit Agreement will, after consummation of the Offerings, prohibit the Company from paying dividends to its common stockholders. See "Description of Certain Indebtedness--Restated Credit Agreement".


PRINCIPAL STOCKHOLDERS


    After the Offerings, BH Group will own approximately 59.0% ((53.6% on a fully diluted basis), and 58.1% (53.2% on a fully diluted basis) if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. In addition, after consummation of the Offerings, members of the Company's Board of Directors will be affiliated with BH Group. As long as BH Group continues to own in the aggregate a large percentage of the outstanding shares of Common Stock, it will have practical control over the composition of the Board of Directors of the Company, over the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all the Company's assets, and over a change in control of the Company. See "Management", "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions".

BENEFITS OF THE OFFERINGS TO CURRENT SECURITYHOLDERS

    The Offerings will provide significant benefits to the current securityholders of the Company, including the creation of a public market for
the Common Stock and the receipt of $         in proceeds by the GS
Partnerships, $         in proceeds by DLJ and $          in proceeds by CEA.

ANTI-TAKEOVER PROVISIONS


    The Company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which will be effective upon consummation of the Offerings, and the Amended and Restated By-laws (the "By-laws"), contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, limiting the persons who may call special meetings of stockholders, limiting stockholder action by written consent, establishing advance notice requirements for nominations for election to the Board of Directors of the Company or for proposing matters that can be acted upon at stockholders meetings, providing for a Board of Directors with staggered, three-year terms and requiring super-majority voting to effect certain amendments to the Restated Certificate and the By-laws.


SHARES ELIGIBLE FOR FUTURE SALE


    Sales of a substantial number of shares of Common Stock after the Offerings could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon completion of the Offerings, the Company will have 29,718,348 shares of Common Stock outstanding. Of these shares, the 7,500,000 shares sold in the Offerings will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act.



    The remaining 22,218,348 outstanding shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act ("Rule 144") and may not be resold in the absence of registration under the Securities Act or an available exemption therefrom. The Company, each of the Company's directors and executive officers, BH Group, each Selling Stockholder and certain other stockholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for the 180-day period after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co ("Goldman Sachs"). Any shares subject to such lock-up agreements may be released at any time without notice by Goldman Sachs. See "Underwriting". Additionally, each stockholder (other than BHLP and certain of its affiliates) has agreed not to sell any of its Common Stock for 90 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date") pursuant to either the Management Stockholders Agreement or the Registration Rights Agreement (as defined in "Certain Relationships and Related Party Transactions" and "Shares Eligible for Future Sale-Other Initial Shareholders" respectively). Thus none of these shares of Common Stock will be eligible for sale in the public market immediately upon the Effective Date. Beginning 90 days after the Effective Date, approximately 1,836,936 of these shares (including vested options) will become eligible for sale subject to the provisions of Rule 144 and Rule 701 (all of which will be eligible, under Rule 144(k), for sale without limitation as to volume and manner of sale). Beginning 180 days after the date of this Prospectus, approximately 15,995,933 additional shares, vested options and Warrants will become eligible for sale subject to the provisions of Rule 144 or Rule 701 (3,747,768.5 of which will be eligible, under Rule 144(k), for sale without limitation as to volume and manner of sale). See "Shares Eligible for Future Sale".



    BH Group has the right, pursuant to the Management Stockholders Agreement, to require that the Company register, pursuant to the Securities Act, any or all of its shares of Common Stock. BH Group is not restricted in the number of times it may require the Company to register its shares of Common Stock. Pursuant to the BH Group Registration Rights Agreement (as defined in "Shares Eligible for Future Sale--BH Group"), BH Group will also have the right to require the Company to prepare and file with the Securities and Exchange Commission (the "SEC"), a "shelf" registration statement covering offers and sales in accordance with Rule 415 under the Securities Act of some or all of the Common Stock held by BH Group. Pursuant to the Registration Rights Agreement, the GS Partnerships and DLJ each have the ability to require the Company to register any or all of the shares of Common Stock or Warrants held by them pursuant to the Securities Act. The GS Partnerships and DLJ each have the unqualified right to make two such demands and a qualified right to make one additional demand. The GS Partnerships, DLJ and CEA also have the right to "piggyback", or include their Common Stock and, as of October 9, 1997 their Warrants, if any, in any registration of Common Stock made by the Company. Pursuant to the Management Stockholders Agreement, certain employee stockholders have the right to "piggyback" onto certain registrations of Common Stock (i) demanded by BH Group or (ii) for primary offerings by the Company. The existence of the registration rights described above could have an adverse effect on the market price of the Common Stock, could impair the Company's ability to raise capital through the sale of equity securities and may involve added costs and complexity in the event the Company or any holder of registration rights desires to register shares of Common Stock in the future. See "Certain Relationships and Related Party Transactions--Management Stockholders Agreement" and "Shares Eligible for Future Sale--Piggyback Registration Rights".


DILUTION


    Persons purchasing shares of Common Stock in the Offerings will incur immediate and substantial dilution in net tangible book value per share. Assuming an initial public offering price of $18.50 per share (the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus), purchasers of shares in the Offerings will experience dilution of $15.55 per share. See "Dilution".


NO PRIOR MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF SHARE PRICE

    Prior to the Offerings there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop upon completion of the Offerings or, if it does develop, that such market will be sustained. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the representatives of the Underwriters, and may not be representative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

    The market price of the Common Stock after the Offerings may be significantly affected by factors such as quarterly variations in the Company's results of operations, the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors and general market conditions specific to particular industries. Such fluctuations may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock by the Company hereby are estimated to be approximately $63.2 million, after deducting the estimated underwriting discount, transaction fees and expenses of the Offerings payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The net proceeds to the Company of the Offerings will be used to repay in full the Essex Term Loan ($29.5 million) and repay a portion of the indebtedness under the Essex Revolving Credit Agreement ($33.7 million). The Essex Term Loan and the Essex Revolving Credit Agreement mature in May 2000 and October 2001, respectively, and currently bear interest at average per annum rates of 9.31% and 6.85%, respectively. Borrowings under the Essex Term Loan were used to redeem other indebtedness as part of the 1995 Refinancing. Borrowings under the Essex Revolving Credit Agreement were used to refinance the Company's prior revolving credit agreement ($127.5 million) and to finance the acquisition of Triangle ($71.8 million). See "Description of Certain Indebtedness--Restated Credit Agreement".


                                DIVIDEND POLICY

    No dividends have been paid by the Company on the Common Stock in the prior two fiscal years and the Company does not anticipate paying dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.


    The ability of the Company to pay dividends on the Common Stock is dependent upon the ability of Essex to pay dividends, or otherwise loan, advance or transfer funds, to the Company. Both the Restated Credit Agreement and the Essex Senior Note Indenture impose limitations on the ability of Essex to pay dividends or make other payments to the Company and the Restated Credit Agreement also prohibits the Company from paying dividends to its common stockholders. See "Description of Certain Indebtedness--Restated Credit Agreement--Negative Covenants".

                                    DILUTION

    Dilution is the amount by which the offering price paid by the purchasers of the Common Stock offered hereby will exceed the net tangible book value per share of Common Stock after the Offerings. Net tangible book value per share is determined at any date by subtracting the total liabilities of the Company from the total book value of the tangible assets of the Company and dividing the difference by the number of shares of Common Stock deemed to be outstanding at such date.


    The net tangible book value of the Company on December 31, 1996, was approximately $24.7 million. Net tangible book value per share represents the amount of total tangible assets less the amount of total liabilities divided by the total number of shares of Common Stock outstanding. After giving effect to the receipt of approximately $63.2 million of estimated net proceeds of the sale by the Company of 3,750,000 shares of Common Stock pursuant to the Offerings (assuming a public offering price of $18.50 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus), the pro forma net tangible book value of the Company at December 31, 1996, would have been approximately $88.0 million or $2.95 per share. This change represents an immediate increase in pro forma net tangible book value of $2.00 per share to the existing stockholders and an immediate dilution of $15.55 per share to new investors purchasing shares of Common Stock in the Offerings. The following table illustrates the substantial and immediate dilution to new investors:



                                                                               PER SHARE
                                                                          --------------------
Initial public offering price per share (a).............................             $   18.50
    Net tangible book value per share before the Offerings..............  $     .95
    Increase per share attributable to new
      investors.........................................................       2.00
                                                                          ---------
Pro forma net tangible book value per share after the Offerings.........                  2.95
                                                                                     ---------
Dilution per share to new investors (b)(c)..............................             $   15.55
                                                                                     ---------
                                                                                     ---------


------------------------


(a) Before deducting underwriting discounts and estimated transaction fees and expenses of $6.2 million to be paid by the Company in connection with the Offerings.



(b) Dilution is determined by subtracting net tangible book value per share after the Offerings from the amount assumed paid by a new investor per share of Common Stock.



(c) Assuming the Underwriters' over-allotment options are exercised in full, pro forma net tangible book value of the Company after the Offerings would be $3.10 per share, the immediate increase in pro forma net tangible book value of shares owned by the existing stockholders would be $2.15 per share and the immediate dilution to new investors would be $15.40 per share.



    The following table summarizes the difference between existing stockholders (determined as if the Offerings had occurred on December 31, 1996 and including in their holdings the total number (1,958,066) of shares of Common Stock issuable upon redemption of Warrants) and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share (assuming the Underwriters' over-allotment options are not exercised and an initial public offering price of $18.50 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus).



                                            SHARES PURCHASED               TOTAL CONSIDERATION
                                      -----------------------------  --------------------------------    AVERAGE PRICE
                                         NUMBER        PERCENTAGE         AMOUNT         PERCENTAGE        PER SHARE
                                      -------------  --------------  ----------------  --------------  -----------------
New investors (a)...................      3,750,000          12.6%   $     69,375,000          30.0%       $   18.50
Existing stockholders (a)(b)........     26,014,623          87.4         162,173,000          70.0             6.23
                                      -------------       -------    ----------------       -------
Total...............................     29,764,623         100.0%   $    231,548,000         100.0%
                                      -------------       -------    ----------------       -------
                                      -------------       -------    ----------------       -------


------------------------


(a) Sales by the Selling Stockholders in the Offerings will reduce the number of shares held by existing stockholders, and shares issuable upon redemption of Warrants, to 22,264,623 shares, and will increase the number of shares held by new investors to 7,500,000 shares. See "Principal and Selling Stockholders".



(b) Does not include 961,105 shares of Common Stock or 237,159 Warrants that the Underwriters have the option to purchase from the Company and the Selling Shareholders to cover over-allotments, if any, or 1,027,344 shares of Common Stock reserved for issuance under the Company's Stock Option Plan (as defined herein). See "Management--Stock Option Plan" and "Underwriting".



    The foregoing tables and discussion assume no exercise of options after December 31, 1996 and exclude (i) 2,870,975 shares issuable upon exercise of options outstanding as of December 31, 1996 having a weighted average exercise price of $3.52 per share under the Company's Stock Option Plan, (ii) 730,000 shares issuable upon exercise of options granted on January 30, 1997 in connection with the Company's 1996 performance and to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering, (iii) 1,027,344 additional shares authorized for issuance under the Company's Stock Option Plan and (iv) 237,159 shares issuable upon the Warrants at an exercise price of $5.72 per share that may be sold to the Underwriters pursuant to the Underwriters' over-allotment options. To the extent that outstanding options are exercised, there will be further dilution to new investors. See "Capitalization", "Management-- Compensation of Directors and Executive Officers", "Management--Stock Option Plan", and Note 8 to the Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of December 31, 1996, and on an as-adjusted basis after giving effect to the Offerings and the application of the net proceeds of the Company therefrom. The table should be read in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                                           DECEMBER 31, 1996
                                                                                      ----------------------------
                                                                                        ACTUAL       AS ADJUSTED
                                                                                      -----------  ---------------

                                                                                         (DOLLARS IN THOUSANDS)
Cash................................................................................  $     4,429    $     4,329
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------
Notes payable and current portion of long-term debt.................................  $    42,489    $    33,413
Long-term debt:
  Essex Revolving Credit Agreement..................................................      179,900        148,454
  Essex Term Loan(a)................................................................       31,766        --
  Essex Senior Notes................................................................      200,000        200,000
  Essex Sale and Leaseback Agreement................................................       21,250         21,250
                                                                                      -----------  ---------------
                                                                                          432,916        369,704
      Less: current portion.........................................................       11,576          2,500
                                                                                      -----------  ---------------
Total long-term debt................................................................      421,340        367,204
Common stock subject to put:(b)
  1,262,602 shares issued and outstanding...........................................       12,626        --
Stockholders' equity:
  Common Stock, par value $.01 per share; 150,000,000 shares authorized, 22,793,955 shares issued and outstanding, actual; 29,600,729 shares issued and outstanding,
    as adjusted (c).................................................................          228            296
  Additional paid-in capital........................................................      133,526        209,296
  Carryover of predecessor basis (d)................................................      (15,259)       (15,259)
  Retained earnings.................................................................       27,595         27,227
                                                                                      -----------  ---------------
Total stockholders' equity..........................................................      146,090        221,560
                                                                                      -----------  ---------------
      Total capitalization..........................................................  $   622,545    $   622,177
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------


------------------------


(a) As of February 28, 1997, the outstanding balance of the Essex Term Loan was $29,497. Such amount is expected to be repaid upon receipt of the net proceeds of the Offerings.



(b) Following the Offerings, it is expected that shares of Common Stock subject to put, if any, will not be material.



(c) Excludes 2,870,975 shares of Common Stock reserved for issuance pursuant to the exercise of options outstanding as of January 1, 1997, at a weighted average exercise price of $3.52 per share, of which options to purchase 1,828,475 shares of Common Stock were then exercisable, and 237,159 shares of Common Stock issuable upon exercise of the Warrants, at an exercise price of $5.72 per share, that may be sold to the Underwriters pursuant to the Underwriters' over-allotment options. On January 30, 1997, the Company granted 730,000 additional options at an exercise price of $10.00 per share in respect of 1996 performance and to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering. Since December 31, 1996, no shares have been issued upon exercise of outstanding options. See "Management--Stock Option Plan".



(d) Reflects effect of Predecessor's cost basis carried forward from time of Acquisition.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND COPPER PRICES)



    The following table sets forth (i) selected combined historical consolidated financial data of the Company as of and for the twelve months ended December 31, 1992 (which includes historical consolidated financial data of the Company prior to the Acquisition ("Predecessor") for the nine-month period ended September 30, 1992, and historical consolidated financial data of the Company after the Acquisition for the three-month period ended December 31, 1992), (ii) selected historical consolidated financial data of the Company as of and for the years ended December 31, 1993, 1994, 1995 and 1996 and (iii) pro forma financial data for the year ended December 31, 1996, assuming the use of the net proceeds of the Offerings as described under "Use of Proceeds". Combined selected financial data presented below as of and for the 12-month period ended December 31, 1992 were derived from audited consolidated financial statements of the Company and Predecessor not included in this Prospectus. The selected consolidated financial data presented below as of December 31, 1993 and 1994 and for the year ended December 31, 1993 were derived from audited consolidated financial statements not included in this Prospectus. The selected consolidated financial data presented below as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 were derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. This data should be read in conjunction with "Use of Proceeds", "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.



                                              COMBINED(a)
                                           ------------------
                                             TWELVE MONTHS
                                                 ENDED                          YEAR ENDED DECEMBER 31,
                                              DECEMBER 31,     ----------------------------------------------------------
                                                  1992             1993           1994           1995           1996
                                           ------------------  -------------  -------------  -------------  -------------
STATEMENT OF OPERATIONS DATA:
Net sales................................      $  909,351      $     868,846  $   1,010,075  $   1,201,650  $   1,332,049
Cost of goods sold.......................         780,148            745,875        846,611      1,030,511      1,102,460
Selling and administrative expense.......          80,590             75,748         85,209         93,401        121,054
Other (income) expense, net (b)..........            (305)              (196)         1,114          1,032          2,045
Unusual items (c)........................          18,139                 --             --             --             --
                                               ----------      -------------  -------------  -------------  -------------
Income from operations...................          30,779             47,419         77,141         76,706        106,490
Interest expense.........................          50,645             56,723         60,155         49,055         39,994
                                               ----------      -------------  -------------  -------------  -------------
Income (loss) before income taxes and
  extraordinary charge...................         (19,866)            (9,304)        16,986         27,651         66,496
Provision (benefit) for income taxes.....          (4,022)             1,552          9,500         14,380         28,988
                                               ----------      -------------  -------------  -------------  -------------
Income (loss) before extraordinary
  charge.................................         (15,844)           (10,856)         7,486         13,271         37,508
Extraordinary charge net of income tax
  benefit (d)............................             122              3,367             --          2,971          1,183
                                               ----------      -------------  -------------  -------------  -------------
Net income (loss)........................      $  (15,966)     $     (14,223) $       7,486  $      10,300  $      36,325
                                               ----------      -------------  -------------  -------------  -------------
                                               ----------      -------------  -------------  -------------  -------------
Income (loss) per share (e):
  Income (loss) before extraordinary
    charge...............................                      $        (.40) $         .27  $         .48  $        1.33
  Extraordinary charge net of income tax
    benefit..............................                               (.12)      --                 (.11)          (.04)
                                                               -------------  -------------  -------------  -------------
  Net income (loss)......................                      $        (.52) $         .27  $         .37  $        1.29
                                                               -------------  -------------  -------------  -------------
                                                               -------------  -------------  -------------  -------------
Shares used in computing net income
  (loss) per share.......................                         27,542,879     27,632,502     27,957,308     28,211,078
                                                               -------------  -------------  -------------  -------------
                                                               -------------  -------------  -------------  -------------
Pro forma income before extraordinary
  charge.................................                                                                   $      41,199
                                                                                                            -------------
                                                                                                            -------------
Pro forma income per share before
  extraordinary charge (e)...............                                                                   $        1.29
                                                                                                            -------------
                                                                                                            -------------
Shares used in computing pro forma income
  before extraordinary charge............                                                                      31,961,078
                                                                                                            -------------
                                                                                                            -------------

                                                  COMBINED (A)
                                                 TWELVE MONTHS
                                                     ENDED                    YEAR ENDED DECEMBER 31,
                                                  DECEMBER 31,     ----------------------------------------------
                                                      1992            1993        1994        1995        1996
                                               ------------------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA:
Working capital..............................      $  133,048      $  176,001  $  221,480  $  171,166  $  231,707
Total assets.................................         716,196         712,051     750,930     746,063     842,755
Long-term debt (including current portion)...         420,052         428,942     458,960     412,750     432,916
Redeemable preferred stock...................          28,603          34,460      41,155      48,820      --
Stockholders' equity.........................          78,499          59,667      60,828      64,300     146,090

OTHER DATA:
EBITDA (f)...................................      $   74,388      $   77,028  $  108,314  $  110,502  $  140,224
Capital expenditures.........................      $   31,180      $   26,167  $   30,109  $   28,555  $   25,569
Copper equivalent pounds shipped(g)..........         492,350         517,607     553,220     551,447     643,800
Average COMEX copper price per pound.........      $     1.03      $     0.85  $     1.07  $     1.35  $     1.06
Net cash provided by operating activities....          31,326          60,616      41,672      89,754      64,581
Net cash used for investing activities (h)...        (152,010)        (30,785)    (30,118)    (50,466)   (104,716)
Net cash provided by (used for) financing
  activities (i).............................         132,662         (28,569)     (5,120)    (53,031)     41,369


------------------------

(a) Represents a combination of the Company's three month period ended December 31, 1992 and Predecessor's nine month period ended September 30, 1992. Such combined results are not necessarily indicative of the results for the full year, due to the effects of the Acquisition and related refinancings and the concurrent adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Financial data of the Company as of October 1, 1992, and thereafter reflect the Acquisition using the purchase method of accounting, and, accordingly, the purchase price was allocated to assets and liabilities based upon their estimated fair values. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values (and contributed stockholders' equity) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.

(b) Includes interest income of $186, $269, $247, $409 and $210 for 1992, 1993,
    1994, 1995 and 1996, respectively. Also includes write-offs related to fixed asset disposals occurring in the normal course of business.

(c) In connection with the Acquisition, Predecessor recorded certain merger-related expenses of $18,139, consisting primarily of bonus and option payments to certain employees and certain merger fees and expenses that were charged to Predecessor's operations in the nine months ended September 30, 1992.


(d) During 1992, the Company repurchased outstanding indebtedness of Essex resulting in an extraordinary charge of $122, net of applicable income tax benefit. During 1993, the Company recognized extraordinary charges of $3,055, net of applicable tax benefit, representing the write-off of unamortized debt issuance costs associated with the termination of the Company's term credit facility under its former credit agreement, and $312, net of applicable tax benefit, representing the net loss resulting from the redemption of indebtedness of Essex. During 1995 and 1996, the Company recognized extraordinary charges of $2,971 million and $1,183 million, respectively, net of applicable tax benefit, representing the write-offs of unamortized debt issuance cost associated with the termination of the Company's former credit agreements.


(e) See Note 1 to the Consolidated Financial Statements.


(f) EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. In 1992, EBITDA also includes an add-back of $18,139 for unusual items. See note (c) above. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.



(g) Copper equivalent pounds include aluminum pounds which have been converted to a copper pound basis.



(h) Includes the costs associated with the BICC Canada and Triangle acquisitions of approximately $7.6 million and $71.8 million, respectively, in 1996, and the acquisition of Brownell in 1995 at a total cost of $24.9 million.



(i) Includes the redemption of the Company's Senior Discount Debentures due 2004 in 1995 at a total cost of $272.8 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

    The Company, founded in 1930, is a leading developer, manufacturer and marketer of electrical wire and cable products. Among the Company's products are magnet wire for electromechanical devices such as motors, transformers and electrical controls; building wire for commercial and residential applications; copper voice and data communication wire; automotive wire and specialty wiring assemblies for automobiles and trucks; and industrial wire for applications in appliances, construction and recreational vehicles. The Company's operations at December 31, 1996 included 28 domestic manufacturing facilities and employed approximately 4,800 persons.


    As a result of the flexibility allowed by the 1995 Refinancing, the Company embarked upon an opportunistic acquisition strategy. As a result of several recent acquisitions, the Company has consolidated its market position in its core products. The acquisition of certain assets of Avnet Inc.'s distribution operation in 1995 (the "Brownell Acquisition") considerably strengthened the Company's distribution business, particularly with respect to value-added magnet wire products supplied to smaller customers. The acquisition of the building wire assets of BICC Canada in 1996 expanded the Company's presence in the Canadian building wire market. The recent acquisition of certain assets of Triangle (the "Triangle Acquisition") has significantly expanded the Company's building wire and industrial wire business units. The Triangle Acquisition is expected to strengthen both the building wire and industrial wire business, and thus the product mix of the Company will shift somewhat toward those two units. The impact of sales and net income from those business units is thus expected to have a proportionately greater effect on the Company in the future than in the past.


    Although net sales are heavily influenced by the price of copper, the Company's major raw material, the Company's profitability is generally not significantly affected by changes in copper prices, because the Company generally has been able to pass on its cost of copper to its customers, and the Company attempts to match its copper purchases with its production requirements, thereby minimizing copper cathode and rod inventories. In the short term, however, pronounced changes in the price of copper may tend to affect gross profits within the building wire product line, because such changes affect cost of goods sold more quickly than those changes can be reflected in the pricing of building wire products. See "Business--Metals Operations".

    The Company believes that it is only affected by inflation to the extent that the economy in general is affected. Should inflationary pressures drive costs higher, the Company believes that general industry price increases would sustain operating results, although there can be no assurance that this will be the case. In addition, the Company believes that its sensitivity to downturns in its primary markets is less significant than it might otherwise be due to its diverse customer base, broad product line and its strategy of attempting to match its copper purchases with its needs.

RESULTS OF OPERATIONS

    The following table sets forth for each of the years in the three-year period ended December 31, 1996, the dollar amounts and percentages of sales of each of the Company's major product lines:

                                                                   (DOLLARS IN MILLIONS, EXCEPT FOR COPPER PRICE)
                                                         -------------------------------------------------------------------
                                                                1994(A)                1995(A)                 1996
                                                         ---------------------  ---------------------  ---------------------
Magnet wire............................................  $    306.9         30% $    388.2         32% $    388.8         29%
Building wire..........................................       390.0         39       406.1         34       487.1         37
Communication wire.....................................       119.3         12       177.5         15       166.8         13
Automotive wire........................................        82.8          8        97.3          8        91.2          7
Industrial wire........................................        63.1          6        63.4          5        71.0          5
Other(b)...............................................        48.0          5        69.2          6       127.1          9
                                                         ----------        ---  ----------        ---  ----------        ---
Total..................................................  $  1,010.1        100% $  1,201.7        100% $  1,332.0        100%
                                                         ----------        ---  ----------        ---  ----------        ---
                                                         ----------        ---  ----------        ---  ----------        ---
Average COMEX copper price per pound...................  $     1.07             $     1.35             $     1.06

------------------------

(a) Due to a reorganization in the third quarter of 1995, certain 1994 and 1995 product line sales have been reclassified.

(b) Includes sales of third-party manufactured products, including electrical insulating products, electric motors, motor repair parts and pump seals, sold through the Company's distribution business unit.

    The following table sets forth for each of the years in the three-year period ended December 31, 1996, the percentage relationship of net sales to certain income statement items:

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------
Net sales.........................................................................      100.0%     100.0%     100.0%
Cost of goods sold................................................................       83.8       85.8       82.8
Selling and administrative expense................................................        8.4        7.8        9.1
Other expense, net................................................................        0.1        0.1        0.1
                                                                                    ---------  ---------  ---------
Income from operations............................................................        7.7        6.3        8.0
Interest expense..................................................................        6.0        4.0        3.0
                                                                                    ---------  ---------  ---------
Income before income taxes and extraordinary charge...............................        1.7        2.3        5.0
Provision for income taxes........................................................        1.0        1.2        2.2
                                                                                    ---------  ---------  ---------
Income before extraordinary charge................................................        0.7        1.1        2.8
Extraordinary charge--debt retirement, net of income tax benefit..................         --        0.2        0.1
                                                                                    ---------  ---------  ---------
Net income........................................................................        0.7%       0.9%       2.7%
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    1996 COMPARED WITH 1995

    Net sales for 1996 were $1,332.0 million or 10.8% greater than in 1995, resulting primarily from improved sales volumes and increased sales attributable to the Brownell Acquisition in September 1995 and the Triangle Acquisition in October 1996, partially offset by lower copper prices. The 1996 daily average COMEX copper price was 21.5% lower than in 1995. Sales volumes for 1996 exceeded 1995 by 16.9%. Improved sales volumes resulted primarily from increased demand for the Company's magnet wire, building wire and industrial wire products.

    Sales of magnet wire in 1996 were essentially equal to those in 1995, reflecting increased sales volumes offset by declining copper prices. Improved sales volumes were attributable to increased demand for magnet wire in the electric motor and transformer markets due in part to the increased use of magnet wire for increased energy efficiency. Sales increases were also a result of increased sales to distributors.

    Building wire sales for 1996 increased as compared to 1995 due primarily to an increase in sales volumes, product pricing (without regard to copper costs) and incremental sales attributable to the Triangle Acquisition, partially offset by a decline in copper prices. Building wire market demand exhibited continued growth during 1996 on the strength of new non-residential construction and sustained expansion of the repair and remodeling segment of the market. The Company believes that this growth in demand was the leading cause for the improvement in market prices during the second half of 1996 over the depressed market conditions of 1995 and the first half of 1996. No assurance, however, can be given that such favorable market conditions will continue in 1997.

    Communication wire sales for 1996 were below those in 1995 due to the decrease in copper prices partially offset by increased sales of premise wire products. Premise wire sales were up 21.2% with volume up 31.5% as compared to 1995, reflecting continued strong growth in this segment of the communication wire market. OSP sales volumes were 8.6% lower than 1995, reflecting, in part, a decline in export sales, as the Company focused on strong domestic markets. The Company believes that decreases in the domestic OSP copper wire market may lead to reduced margins in the communications wire business unit in the future.

    Automotive wire sales in 1996 were below those in 1995 due to the decrease in copper prices partially offset by improved sales volumes as North American new car and light truck sales volume increased just over 1% in 1996. Industrial wire sales in 1996 were above those in 1995 by 12.0% due to an increase in sales volume partially offset by the decline in copper prices. The increase in sales volume was partially due to incremental sales attributable to the Triangle Acquisition. Other sales in 1996 increased significantly over 1995 due to the effect of inclusion of full-year sales from the Brownell Acquisition.

    Cost of goods sold for 1996 was 7.0% higher than in 1995 due primarily to higher sales volumes and increased sales attributable to the Brownell Acquisition and the Triangle Acquisition, partially offset by lower copper prices. The Company's cost of goods sold as a percentage of net sales was 82.8% and 85.8% in 1996 and 1995, respectively. Cost of goods sold as a percentage of net sales decreased compared to 1995 due primarily to the marked decline in copper costs, improved building wire product pricing (without regard to copper costs), a change in product mix associated with the Brownell Acquisition, which tends to distribute more value-added products, and higher manufacturing volumes, leading to increased manufacturing efficiency.

    Selling and administrative expenses for 1996 were 29.6% above 1995, due primarily to increased selling, distribution and administrative expenses attributable to the Brownell Acquisition, the Triangle Acquisition and increased distribution and commission expenses due to higher sales volumes experienced during 1996.


    Interest expense in 1996 was 18.5% lower than in 1995 due primarily to the redemption (the "Debenture Redemption") on May 15, 1995 of all Essex International's outstanding Senior Discount Debentures due 2004 (the "Debentures"). The Debentures, which bore interest at 16% per annum, were refinanced primarily with bank debt carrying significantly lower rates of interest. See "--Liquidity, Capital Resources and Financial Condition". The Company's average interest rate decreased from 10.4% in 1995 to 8.6% in 1996 due to the Debenture Redemption.



    Income tax expense was 43.6% of pretax income in 1996 compared with 52.0% for 1995. The effective income tax rate of the Company was higher than the approximate statutory rate of 40.0% due to the effect of the amortization of excess of cost over net assets acquired in the Acquisition, which is not deductible for income tax purposes.


    The Company recorded net income of $36.3 million for 1996 compared to net income of $10.3 million in 1995. The 1996 and 1995 results include extraordinary charges of $1.2 million and $3.0 million, respectively ($2.0 million and $5.0 million, respectively, before applicable tax benefit) for the write-off of unamortized deferred debt expense associated with the Company's former revolving credit agreements. In 1996, a former revolving credit agreement was terminated in connection with the Triangle Acquisition.

In 1995, a former revolving credit agreement was terminated in connection with the Debenture Redemption.


    1995 COMPARED WITH 1994

    Net sales for 1995 were $1,201.7 million or 19.0% higher than 1994, reflecting primarily a marked increase in product prices and higher sales from the Company's distribution business due to the Brownell Acquisition. Sales volumes in 1995 approximated those experienced in 1994. Higher product prices were essentially the result of a significant increase in copper costs. Average COMEX copper prices in 1995 rose approximately 26.2% from 1994 and, notwithstanding the magnitude of the price increase, was generally passed on to customers through product pricing.

    Sales of magnet wire increased approximately 26.5% over those in 1994, driven by higher copper prices, improved pricing and growth in sales volumes. Magnet wire sales volumes and product pricing improved during 1995 due to increased demand for the Company's magnet wire products by distributors and original equipment manufacturers.

    Building wire sales in 1995 increased approximately 4.1% over 1994, reflecting a combination of higher copper prices, lower sales volumes and a steep decline in product pricing. Building wire product pricing (without regard to copper costs) declined materially, and sales volumes also declined, although to a lesser extent, due to competitive pricing pressures, excess capacity and liquidation of inventories by distributors as a result of the significant increase in copper prices in 1995.

    Communication wire sales in 1995 improved approximately 48.8% over those in 1994 due to higher copper prices and domestic sales volumes and strengthening product prices. Premise wire sales were up 54.1% with volumes 42.6% higher as compared to 1994 while OSP sales were up 66% with volume up 11.6%. Export sales were essentially flat between 1995 and 1994. The Company believes that communication wire pricing strengthened due to significantly higher demand for copper communication wire products coupled with a decline in industry manufacturing capacity.

    The Company's automotive wire sales volume in 1995 was up over 1994 by approximately 8.2%, although North American new car and light truck sales volume increased just over 2% in 1995. This improvement in sales volume was the result of a marked increase in sales to other automotive accounts and, to a lesser degree, improved sales to the Company's principal automotive wire customer. See "Business--Product Lines--Automotive Wire". Other sales increased approximately 44.2%, attributable to the Brownell Acquisition.

    Cost of goods sold increased 21.7% in 1995 compared with 1994 due primarily to increased copper and other material costs and increased distribution costs attributable to the Brownell Acquisition. The Company's cost of goods sold as a percentage of net sales was 85.8% and 83.8% in 1995 and 1994, respectively. Cost of goods sold as a percentage of net sales in 1995 was higher compared to 1994 due primarily to substantially higher copper prices and declining building wire product pricing partially offset by lower manufacturing costs resulting from continued capital investments and higher manufacturing volumes in the communication and automotive business units.

    Selling and administrative expenses in 1995 were 9.6% higher than 1994 due primarily to increased overhead expenses attributable to the Brownell Acquisition in the amount of approximately $5.1 million and to increased sales commissions associated with higher sales.

    Interest expense in 1995 was 18.5% lower than in 1994 due primarily to the Redemption. The Company's average interest rate decreased from 12.6% in 1994 to 10.4% in 1995 due to the Redemption.


    Income tax expense was 52.0% and 55.9% of pretax income in 1995 and 1994, respectively. The effective income tax rate of the Company was higher than the approximate statutory rate of 40.0% due to the effect of the amortization of excess of cost over net assets acquired in the Acquisition, which is not deductible for income tax purposes.

    The Company recorded net income of $10.3 and $7.5 million in 1995 and 1994, respectively. The 1995 results include an extraordinary charge of $3.0 million ($5.0 million before applicable tax benefit) for the write-off of unamortized debt issuance costs associated with the Company's former credit agreement which was terminated in connection with the Redemption.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

    GENERAL


    Essex International is a holding company with no operations and virtually no assets other than its ownership of the outstanding common stock of Essex. All such stock is pledged, however, to the lenders under the Essex Revolving Credit Agreement and, after the Offerings, will be pledged to the lenders under the Restated Credit Agreement. Accordingly, Essex International's ability to meet its cash obligations is dependent on Essex's ability to pay dividends, to loan, or to otherwise advance or transfer funds to Essex International in amounts sufficient to service Essex International's cash obligations.



    Essex International expects that it may receive certain cash payments from Essex from time to time to the extent cash is available and to the extent it is permitted under the terms of the Restated Credit Agreement and the Senior Note Indenture. Such payments may include (i) an amount necessary under the tax sharing agreement between Essex and Essex International to enable Essex International to pay Essex' taxes as if computed on an unconsolidated basis;
(ii) an annual management fee to an affiliate of BHLP of up to $1.0 million;
(iii) amounts necessary to repurchase management stockholders' shares of Common Stock under certain specified conditions; and (iv) certain other amounts to meet ongoing expenses of Essex International (such amounts are considered to be immaterial both individually and in the aggregate because Essex International has no operations, other than those conducted through Essex, or employees). To the extent Essex makes any such payments, it will do so out of operating cash flow, borrowings under the Restated Credit Agreement or other sources of funds it may obtain in the future subject to the terms of the Restated Credit Agreement and the Essex Senior Note Indenture.


    The Company's financial position at December 31, 1996, was highly leveraged. The Company's aggregate notes payable to banks plus long-term debt was $463.8 million, and its stockholders' equity was $158.7 million. The resulting ratio of debt to stockholders' equity improved to 2.9 to 1 at December 31, 1996, from 3.6 to 1 at December 31, 1995.

    CREDIT FACILITIES AND LINES OF CREDIT


    The Company maintains the following credit facilities: (i) a $370.0 million revolving credit agreement dated as of October 31, 1996, by and among Essex, Essex International, the Lenders named therein, and The Chase Manhattan Bank, as administrative agent (the "Essex Revolving Credit Agreement") that will be amended and restated (the "Restated Credit Agreement") effective upon the consummation of the Offerings; (ii) a $60.0 million senior unsecured note agreement, dated as of April 12, 1995, by and among Essex, Essex International, as guarantor, the Lenders named therein and The Chase Manhattan Bank, as administrative agent (the "Essex Term Loan"); (iii) a $25.0 million agreement and lease, dated as of April 12, 1995, by and between Essex and Mellon Financial Services Corporation #3 (the "Essex Sale and Leaseback Agreement"); (iv) a $12.0 million (Canadian dollar) credit agreement by and between a subsidiary of Essex, and the Bank of Montreal (the "Canadian Credit Agreement"); and (v) bank lines of credit with various lending banks that provide for unsecured borrowings for working capital of up to $25.0 million.



    The Restated Credit Agreement, to be entered into in connection with the Offerings, will provide for up to $370.0 million in revolving loans, subject to specified percentages of eligible assets and reduced by outstanding borrowings under the Canadian Credit Agreement and unsecured bank lines of credit. The Restated Credit Agreement also will provide a $25.0 million letter of credit subfacility. The Restated Credit Agreement will terminate on October 31, 2001. The Restated Credit Agreement loans will bear floating rates of interest, at the Company's option, at bank prime plus 0.0 to 0.50% or a reserve adjusted

LIBOR rate plus 0.375 to 0.50%. The effective interest rate can be reduced by 0.375% to 1.125% if certain specified financial conditions are achieved. The average interest rate on borrowings under the Essex Revolving Credit Agreement during the fourth quarter of 1996 was 7.16%. At December 31, 1996, the amount of revolving credit available to the Company was $61.7 million based upon the Essex Revolving Credit Agreement borrowing base of $272.5 million, reduced by outstanding borrowings under (i) the Essex Revolving Credit Agreement ($179.9 million), (ii) unsecured bank lines of credit ($25.0 million) and (iii) the Canadian Credit Agreement ($5.9 million). During 1996, average borrowings under the Company's revolving credit facilities were $163.4 million compared to $92.1 million in 1995.



    The $29.5 million outstanding as of February 28, 1997 under the Essex Term Loan is to be repaid in full with the proceeds of the Offerings.


    The Essex Sale and Leaseback Agreement provided $25.0 million for the sale and leaseback of certain of the Company's fixed assets. The lease obligation has a seven-year term expiring in May 2002. The principal component of the rental is paid quarterly, with the amount of each of the first 27 payments equal to 2.5% of lessor's cost of the equipment, and the balance due at the final payment. The interest component is paid on the unpaid principal balance and is calculated by lessor at LIBOR plus 2.5%. The effective interest rate can be reduced by 0.25% to 1.125% if certain specified financial conditions are achieved.


    As of December 31, 1996, $5.9 million (US dollars) was outstanding under the Canadian Credit Agreement and included as notes payable to banks in the Company's financial statements. The Canadian Credit Agreement bears interest at rates slightly higher than the Restated Credit Agreement and terminates on May 30, 1997, although it may be extended for successive one-year periods upon the mutual consent of the subsidiary and the lending bank.


    The Company had $25 million outstanding under bank lines of credit as of December 31, 1996. Such amount is included in notes payable to banks in the Company's Consolidated Balance Sheets. These lines of credit bear interest at rates subject to agreement between the Company and the lending banks. At December 31, 1996, such rates of interest averaged 7.6%.

    CASH FLOW AND WORKING CAPITAL

    In general, the Company requires liquidity for working capital, capital expenditures, debt repayments, interest and taxes. Of particular significance to the Company are its working capital requirements that increase whenever it experiences strong incremental demand in its business or a significant rise in copper prices. Historically, the Company has satisfied its liquidity requirements through a combination of funds generated from operating activities together with funds available under its credit facilities. Based upon historical experience and the availability of funds under its credit facilities, the Company expects that its usual sources of liquidity will be sufficient to enable it to meet its cash requirements for working capital, capital expenditures, debt repayments, interest and taxes for the remainder of 1997.

    OPERATING ACTIVITIES. Net cash provided by operating activities in 1996 was $64.6 million, compared to $89.8 million in 1995. The decrease in cash provided by operating activities was primarily attributable to an increase in inventories to accommodate higher sales volumes, net of the Triangle Acquisition, and slower growth in accounts payable partially offset by a reduction in accounts receivable attributable to a marked decline in copper prices.


    INVESTING ACTIVITIES. Capital expenditures of $25.6 million in 1996 were $3.0 million less than in 1995. In 1996, approximately $5.5 million was invested in magnet wire ovens to improve quality and increase manufacturing productivity. Capital expenditures in 1997 are expected to be approximately 40% above 1996 levels and will be used for modernization projects to enhance efficiency and expand capacity. At December 31, 1996, approximately $5.5 million was committed to outside vendors for capital expenditures. The Restated Credit Agreement will impose limitations on capital expenditures, business acquisitions and investments. See "Description of Certain Indebtedness--Restated Credit Agreement".

    The costs of the BICC Canada and Triangle acquisitions, approximately $7.6 million and $71.8 million, respectively, including related expenses, were financed from proceeds received under the Company's revolving credit agreements applicable at the time. Future cash requirements of these operations are expected to be satisfied through the Company's traditional sources of liquidity, as previously discussed.

    FINANCING ACTIVITIES. On July 15, 1996, the Company redeemed all its outstanding 15% Series B Cumulative Redeemable Exchangeable Preferred Stock (the "Series B Preferred Stock") at $27.041 per share, or $59.3 million in the aggregate, including related redemption expenses. This was financed by the Company through a private offering of 5,930,000 shares of Common Stock to certain of its common stockholders and their affiliates at $10 per share. In December 1996, the private offering (the "1996 Private Offering") was extended to certain management employees of the Company, who collectively purchased 437,708.5 shares of Common Stock at $10 per share.

    LONG-TERM LIQUIDITY CONSIDERATIONS


    Regarding long-term liquidity, the Essex Senior Notes (as defined in "Description of Certain Indebtedness") mature in 2003 and are expected to be replaced by similar financing at that time. The terms of the Essex Sale and Leaseback Agreement include a balloon payment of $8.1 million in 2002. The Restated Credit Agreement does not require repayment until its termination in October 2001. The Company expects that its traditional sources of liquidity will enable it to meet its long-term cash requirements for working capital, capital expenditures, interest and taxes, as well as its debt repayment obligations under the Essex Sale and Leaseback Agreement.


    The Company's operations involve the use, disposal and cleanup of certain substances regulated under environmental protection laws. The Company has accrued $0.9 million for environmental remediation and restoration costs. The accrual is based upon management's best estimate of the Company's exposure in light of relevant available information, including the allocations and remedies set forth in applicable consent decrees, third-party estimates of remediation costs, the estimated ability of other potentially responsible parties to pay their proportionate share of remediation costs, the nature of each site and the number of participating parties. Subject to the difficulty in estimating future environmental costs, the Company expects that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed will not have a material adverse effect on its financial position, results of operations or cash flows. See "Business--Legal and Environmental Matters" for further discussion of the Company's environmental liabilities.

    DERIVATIVE FINANCIAL INSTRUMENTS

    The Company, to a limited extent, uses forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks. To protect the Company's anticipated cash flows from the risk of adverse foreign currency exchange fluctuations for firm sales and purchase commitments, the Company enters into foreign currency forward exchange contracts. Copper, the Company's principal raw material, experiences marked fluctuations in market prices, thereby subjecting the Company to copper price risk with respect to copper purchases on fixed customer sales contracts. Derivative financial instruments in the form of copper futures and forward contracts are utilized by the Company to reduce those risks. The Company does not hold or issue financial instruments for investment or trading purposes. The Company is exposed to credit risk in the event of nonperformance by counterparties to foreign exchange forward contracts, metal forward price contracts and metals futures contracts, but the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains, if any, with respect to the underlying contracts.

                                    BUSINESS


    The Company is a leading North American developer, manufacturer and distributor of copper electrical wire and cable products. Founded in 1930, the Company serves over 11,000 worldwide customers in a wide range of industrial markets from its 28 manufacturing facilities and 48 service centers located throughout the United States and Canada. Since 1993, the Company has significantly strengthened its market positions through expanded sales efforts and acquisitions and has improved its manufacturing capacity and production efficiencies through capital expenditure and productivity improvement programs. As a result of these efforts, from 1993 to 1996, the Company's net sales volumes grew at a CAGR of approximately 8%, generating $1.3 billion in net sales in 1996, while its EBITDA grew at a CAGR of 22%, from $77 million in 1993 to $140 million in 1996, and its net income grew from a loss of $14.2 million in 1993 to a profit of $36.3 million in 1996. (With respect to EBITDA, see footnote (f) in "Selected Consolidated Financial and Operating Data").


    The Company organizes its operating activities into the following principal areas:

    MAGNET WIRE PRODUCTS (29% of 1996 net sales)--The Company's magnet wire products are used in a wide variety of motors, coils, relays, generators, solenoids and transformers by the electrical equipment and electronics industries. Annual industry data since 1991 has shown that the Company's magnet wire products have the highest quality in the industry (as measured by customer returns). As a result of significantly increasing its sales volumes of magnet wire products in recent years while focusing on higher value-added products and controlling costs, the gross margins of the Company's magnet wire business have increased substantially.

    BUILDING WIRE AND CABLE PRODUCTS (37% of 1996 net sales)--The Company produces a wide range of copper building wire and related wire products for the commercial, industrial and residential markets. These products are marketed primarily to electrical distributors throughout the United States and Canada for ultimate use by electrical contractors and "do-it-yourself" consumers. Approximately two-thirds of the Company's net sales of these products is attributable to remodeling and repair activity and the balance to new nonresidential and residential construction.

    COMMUNICATIONS WIRE AND CABLE PRODUCTS (13% of 1996 net sales)--The Company's communications wire products consist of OSP voice communication copper wire and cable products for the "local loop" segment of the telecommunication system and voice and data communication copper wire and cable products for the premise segment of the telecommunication system. Copper-based wire is the most widely used medium for voice and data transmission in the local loop and in homes and offices, due in part to its significant installed base, lower installation cost and ease of repair.

    OTHER PRODUCTS AND ACTIVITIES (21% of 1996 net sales)--The Company manufactures and markets a wide range of automotive and industrial electrical wire products and maintains a distribution business for the sale and distribution of its magnet wire and related third-party-manufactured products. The Company produces automotive wire and cable products (7% of 1996 net sales) for sale to suppliers of automotive original equipment. Such products include primary wire for use in engine harnesses, ignition wire and battery cable. Industrial wire and cable products (5% of 1996 net sales) consist of appliance wire, motor lead wire, submersible pump cable, power cable, flexible cord, power supply cords, welding cable and recreational vehicle wire. The Company's distribution business provides a sales channel to both small manufacturers of original equipment motors and motor repair markets for some of the Company's magnet wire products, as well as third-party-manufactured products that complement the Company's magnet wire products. During 1996, third-party products constituted 9% of net sales, while 20% of the Company's magnet wire products were sold through this sales channel.

STRATEGY

    The Company has established a strategy that is designed to exploit its competitive strengths and position it to pursue opportunities for future growth. The key tenets of this strategy are:


    - CAPITALIZE ON SIZE AND SCOPE OF OPERATIONS--The Company believes that it is one of the largest electrical wire producers in the United States based on net sales. The Company believes that the size and scope of its operations provide it with efficiencies in manufacturing, purchasing and distribution and with the resources necessary to meet the increasing technological demands of the market. The Company intends to enhance these competitive advantages by continuing to expand its operations through internal growth and acquisitions. The electrical copper wire and cable industry in North America has undergone significant consolidation in the past ten years as a result of increased demand for product quality and lower cost products that in turn has necessitated substantial capital spending and development of sophisticated technical capabilities by market participants.



    - ENHANCE STRONG MARKET POSITIONS--The Company is focusing on improving its leading or significant market positions in North America for its major product categories and capitalizing on the advantages of its size. The Company believes that it is one of two leading producers in each of the magnet wire and building wire market based on net sales. Recent acquisitions in magnet wire distribution, building wire and industrial wire have enhanced the Company's market positions in these businesses. The Company intends to maintain and enhance its market positions through internal growth and continued participation in future industry consolidation.


    - MAINTAIN LEADERSHIP IN QUALITY AND PRODUCTIVITY--The Company employs advanced technologies in manufacturing processes and product development and intends to continue investing in manufacturing equipment and facilities and to expand its continuous improvement programs in order to maintain its leadership in quality and productivity. The Company believes that its wire and cable products, which have earned numerous customer quality awards, are among the highest in quality in the industry. Since 1992, the Company has invested approximately $140 million in capital programs and has expanded its continuous improvement programs in order to improve the quality of its products and increase the cost efficiency and capacity of its production facilities. The Company also has lowered cost levels by pursuing a high level of vertical integration through internal production of its principal raw materials. In 1996, the Company produced over 85% of its copper rod, magnet wire enamel and rubber insulation materials and 70% of its PVC insulation requirements. As a result, the Company believes that it is among the lowest cost domestic producers in each of its business lines. A key productivity measure, annual copper equivalent pounds shipped per employee, has increased by 21% from 1991 to 1996.

    - CAPITALIZE ON INDUSTRY GROWTH OPPORTUNITIES--The Company believes that, as the consumer continues to adapt to technological advances in both the home and the workplace, the technical specifications of the "smart" home and office will generate increased demand for certain electrical wire and cable products. The Company believes that it is well positioned to capitalize on this growth due to its significant market positions, strong name recognition and size. Growth in the magnet wire business is expected to be driven by increasing demand for devices containing electric motors in the home and in automobiles, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy efficient motors utilize materially more magnet wire per unit than do their traditional counterparts). Growth in the building wire business is expected to come primarily from increasing repair and remodeling activity, as well as from new residential, commercial and industrial construction. Both new construction and remodeling activity is being affected by the increased number of circuits and amperage handling capacity needed to support the increasing demand for electrical services. The Company believes that its communications wire and cable business will benefit from the increasing number of outside telephone lines into and inside homes and offices and the increasing quality demands placed on these lines to facilitate escalating data transmission from the growing number of computers, facsimile machines and Internet devices. In the automotive business, the Company believes that the increasing production of cars and trucks with motorized or electrical options will translate into increased demand for higher quality, thinner-gauge wire products to take advantage of their lighter weights and greater efficiency.

    - PURSUE ACQUISITION OPPORTUNITIES-- Consistent with its historical emphasis on vertical integration, breadth of product line and technological innovation, the Company continuously evaluates opportunities to benefit further from its manufacturing, purchasing and distribution capabilities, expand its customer base, reduce costs and enter new markets through acquisitions, investments, joint ventures and other strategic alliances. Since the 1995 Refinancing, which provided the Company with substantial financial and operating flexibility, the Company has acquired three major businesses: the distribution business of Brownell; the Canadian building wire business of BICC Canada in March 1996; and the building and industrial wire businesses of Triangle in October 1996. The Company believes that each of these businesses provides operating synergy which complements the Company's existing manufacturing, distribution and administrative capabilities, and each has met or exceeded financial and operating expectations since its respective acquisition date. In addition, in May 1995, the Company entered into a joint venture in India with Finolex Cable LTD for the development and production of copper rod and other wire products for the domestic Indian market and recently established a joint venture with Raychem Corp. for the production and sale of high performance wire products for the automotive industry. The Company is currently evaluating several acquisition opportunities consistent with its business strategy, although it has not reached agreement with any third parties at this time.

    - EXPAND INTERNATIONAL BUSINESS--Historically, the Company's production and distribution emphasis has focused on North America, primarily the U.S. market. Management anticipates that while the Company will remain focused on the U.S. market, it expects to increase its efforts in expanding its customer base in Canada and Mexico, where the Company believes demand for electrical wire and cable products will grow significantly over the next few years. Management also expects to establish a preliminary presence in certain developing economies, particularly in locations that have been targeted by the Company's customers for their own expansion.

MANAGEMENT AND COMPANY HISTORY


    The Company's senior management team, including its business unit managers, possesses a high level of experience in the wire and cable industry. The eight most senior officers average 21 years of related industry experience, with an average of over 17 years with the Company. The equity interest of management and present and former employees (15.7% on a fully diluted basis 13.7% after giving effect to the Offerings)) in the Company helps ensure that the interests of management are aligned with those of the Company's other stockholders.



    The Company was founded in 1930. From 1974 until February 1988 it was operated as a wholly owned subsidiary of United Technologies Corporation ("UTC"). On February 29, 1988, the Company was purchased from UTC by The Morgan Stanley Leveraged Equity Fund II, L.P., certain directors and members of management of the Company and others (the "1988 Acquisition"). In October 1992, the Company was acquired in the Acquisition by the existing stockholders. The existing stockholders of the Company and their equity interests on a fully diluted basis are BH Group (58.9%), certain present and former employees (15.7%), the GS Partnerships (12.4%), DLJ (9.2%) and CEA (3.7%). After giving effect to the Offerings, BH Group, present and former employees, the GS Partnerships, DLJ and CEA will beneficially own equity interests of 53.6%, 13.7%, 6.9%, 1.2% and 1.8%, respectively, on a fully diluted basis. In connection with the Acquisition, the GS Partnerships and DLJ were granted Warrants to purchase up to 1,120,551.5 and 1,712,817.5 shares of Common Stock, respectively, at an exercise price of $5.71514 per share. The GS Partnerships will sell all their Warrants to the Underwriters, and DLJ will sell 1,475,658 of
its Warrants to the Underwriters, in each case, at a purchase price of $     per
Warrant (assuming an initial public offering price of $18.50 per share, the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus). The Company will then redeem these Warrants for an aggregate of 1,794,172 shares of Common Stock. The remaining 237,159 Warrants will also be sold by DLJ to the Underwriters if the Underwriters' over-allotment options are exercised in full. If the over-allotment option is exercised in full by the Underwriters, none of the Warrants will be outstanding after the Offerings (see "Certain Relationships and Related Party Transactions--The Redemption").


PRODUCT LINES

    The following table sets forth for each of the years in the three-year period ended December 31, 1996, the dollar amounts and percentages of sales of each of the Company's major product lines:

                                                   (DOLLARS IN MILLIONS, EXCEPT FOR COPPER PRICE)
                                          ----------------------------------------------------------------
                                                1994 (a)              1995 (a)                1996
                                          --------------------  --------------------  --------------------
Magnet wire.............................  $   306.9         30% $   388.2         32% $   388.8         29%
Building wire...........................      390.0         39      406.1         34      487.1         37
Communication wire......................      119.3         12      177.5         15      166.8         13
Automotive wire.........................       82.8          8       97.3          8       91.2          7
Industrial wire.........................       63.1          6       63.4          5       71.0          5
Other(b)................................       48.0          5       69.2          6      127.1          9
                                          ---------        ---  ---------        ---  ---------        ---
Total...................................  $ 1,010.1        100% $ 1,201.7        100% $ 1,332.0        100%
                                          ---------        ---  ---------        ---  ---------        ---
                                          ---------        ---  ---------        ---  ---------        ---
Average COMEX copper price per pound....  $    1.07             $    1.35             $    1.06

------------------------

(a) Due to a reorganization in the third quarter 1995, certain 1994 and 1995 product line sales have been reclassified.

(b) Includes sales of third-party manufactured products, including electrical insulating products, electric motors, motor repair parts and pump seals, sold through the Company's distribution business unit.

    The Company classifies its operations into business units based on the markets served. An overview of each business unit and the product lines contained therein is set forth below.

    MAGNET WIRE

    INDUSTRY. The independent domestic supply of magnet wire has experienced continued growth since 1990 and was, by Company estimates, approximately 790 million copper equivalent pounds sold in 1996. Growth in the magnet wire business is being driven by the increasing demand for electrical devices containing motors for the home and automobile, along with continuing consumer and government pressure for higher energy efficiency from these devices (energy efficient motors utilize materially more magnet wire per unit than traditional counterparts). Strong consumer demand for greater numbers of electrical convenience items in homes, offices and vehicles has resulted in increased sales of household appliances and increased use of electric motors in vehicles.


    Due to the substantial capital costs associated with magnet wire production, the importance to original equipment manufacturers of a reputation for quality and the stringent technological requirements and the cost efficiencies achieved by larger magnet wire producers, significant industry consolidation has occurred during the past ten years. In addition, the percentage of U.S. magnet wire produced by independent magnet wire manufacturers such as the Company has grown as the manufacturing capacity of captive magnet wire producers (electrical equipment manufacturers who internally produce their own magnet wire) has been reduced as a result of outsourcing over the last several years. Consequently, as a result of the Company's efforts to maintain and enhance its manufacturing capabilities, product development efforts and cost efficiencies through capital spending and its continuous improvement programs, the Company believes that it has positioned itself as one of the two leading independent domestic producers of magnet wire based on sales.

    PRODUCTS. The Company's magnet wire business unit offers a comprehensive product line, including over 500 types of magnet wire used in a wide variety of electromagnetic devices, such as motors, transformers, control devices, relays, generators and solenoids, for household and automotive applications. Household products requiring magnet wire include major appliances (dishwashers, dryers, refrigerators and washing machines), small kitchen appliances (blenders, can openers and mixers), lawn tools (hedge trimmers, lawn mowers and power tools) and other products such as air conditioning units, humidifiers, security systems, overhead lighting and pole/pad distribution transformers. Automotive products requiring magnet wire include alternators, anti-lock braking systems, dashboard gauges, wiper motors and power controls (antenna, seat, steering and windows).

    The Company has received ISO 9001 and 9002 and QS9000 certification at all its magnet wire manufacturing facilities.

    SALES AND DISTRIBUTION. The Company's magnet wire products are sold to original equipment manufacturers, motor repair shops, coil manufacturers and independent distributors. Products are marketed nationally through a direct sales force and the Company's distribution business unit. In 1996, approximately three-fourths of the Company's magnet wire sales were made directly to end users and approximately one-fourth were made through distributors.

    BUILDING WIRE

    INDUSTRY. The Company estimates that the domestic building wire market was approximately 1.3 billion copper equivalent pounds sold in 1996. Increased industry sales volume in recent years has resulted primarily from the level of repair and remodel activity, as well as new nonresidential and residential construction. For 1996, approximately two-thirds of industry sales volume was attributable to repair and remodel activity and one-third to new construction. Demand is also influenced by growth in electrical needs.


    The building wire industry has experienced significant consolidation in recent years, declining from approximately 28 manufacturers in 1980 to seven primary manufacturers in 1996. The Company believes this consolidation is due primarily to cost efficiencies achieved by the larger building wire producers as they capitalize on the benefits of vertical integration and of manufacturing, purchasing and distribution economies of scale. The Company has been an active participant in this industry consolidation with the purchase of the Canadian assets of BICC Canada in 1996 and the Triangle Acquisition in 1996. See "--Recent Acquisitions". The Company believes that it is one of the two leading domestic manufacturers of building wire based on sales.


    PRODUCTS. The Company's building wire business unit, which began manufacturing building wire in 1933, develops, manufactures and markets a complete line of building wire. These products include a wide variety of thermoplastic and thermoset insulated wires for the commercial and industrial building markets and service entrance cable, underground feeder wire and nonmetallic jacketed wire and cable for the residential market.

    SALES AND DISTRIBUTION. The Company sells its building wire products nationally through a direct sales force and a large network of manufacturers representatives to a large and diverse customer base, consisting primarily of electrical distributors and consumer product retailers. The Company maintains numerous stocking locations across the United States and Canada to facilitate distributors' "just-in-time" inventory practices. The ultimate end users of the Company's building wire products are electrical contractors and "do-it-yourself" consumers.

    COMMUNICATION WIRE

    INDUSTRY. The Company focuses on two segments of the communication wire market: (i) outside plant ("OSP") wire and cable for voice communication in the local loop segment of telephone networks and (ii) premise wire and cable for voice and data communication in homes and offices for local area computer networks ("LANs") and other applications. The Company believes that the domestic copper

OSP market was approximately $0.6 billion in 1996 and that the domestic copper premise wire market was approximately $1.1 billion in 1996.

    The local loop segment of the telecommunication network connects homes and offices to the nearest telephone company switch or central office. Although other transmission media, such as fiber optic cable, are extensively used for long distance and trunk lines, copper wire and cable, with its lower installation cost and ease of repair, is the most widely used medium for transmission in the local loop, which comprises approximately 160 million residential and business access lines across the United States. As a result of consolidation in the OSP copper wire industry, total industry capacity has been reduced and the number of manufacturers has declined. Demand for OSP wire in the local loop should benefit from the increasing demand for multiple residential access lines, as more households install additional access lines for multiple telephone lines, facsimile machines, access to the Internet and for home offices.

    Premise wire is used within buildings to connect telecommunication devices (telephones, facsimile machines and computer modems) to the telecommunications network and to establish LANs. Rapid technological advances in communication and computer systems have created increasing demand for greater bandwidth capabilities in data transmission cable products. The Company expects demand for enhanced premise wire products to increase significantly in the future, particularly as office buildings are upgraded to accommodate advanced network requirements. In addition, the Company believes that increasing demand for multiple residential access lines will increase demand for premise wire. The demand for product quality and the rapid pace of technological change have necessitated significant capital investments by manufacturers.


    PRODUCTS. Although the Company continues to have a strong presence in the OSP market based on sales, it has begun to shift its focus to the premise wire market, which provides potentially greater growth opportunities than the OSP market. Sales volumes of the Company's premise wire products have grown at a CAGR of 50% since 1992. The Company is developing new products in the OSP segment, such as broad band "extra terrestrial" OSP cable to support new technologies, and in the premise segment, such as enhanced category five wire for high-speed LAN applications.


    SALES AND DISTRIBUTION. While a significant amount of OSP wire has historically been sold directly to domestic telephone companies, recently the Company has focused its sales of both OSP and premise wire to domestic and international distributors and representatives who in turn resell to contractors, international and domestic telephone companies and private overseas contractors for installation in the industrial, commercial and residential markets.

    AUTOMOTIVE WIRE

    INDUSTRY. The automotive primary wire market has experienced strong growth over the last decade due to higher production levels of new vehicles and the significant increase in the installation of electrical options in vehicles, which deliver increased safety, convenience and engine performance to the consumer. These electrical options include power windows, supplemental restraint systems, digital displays, keyless entry, traction control, electronic suspension and anti-lock brakes. According to the Copper Development Association, the total content of copper wire per vehicle has grown from approximately 10 pounds in 1982 to approximately 24 pounds in 1992 and is expected to grow to approximately 27 pounds by 1998.

    The increasing demand for copper wire content in vehicles has created strong demand for thinner-gauge wire, which in turn requires significant manufacturing sophistication. The Company and its major competitors also face stringent demands by automotive manufacturers to improve cost efficiency. These factors have resulted in higher levels of capital investment and stable product pricing, as well as industry consolidation.

    PRODUCTS. The Company's automotive wire products include primary wire for use in engine harnesses, ignition wire, battery cable and specialty wiring assemblies. Through a joint venture with

Raychem Corp., the Company has begun to market a high-temperature resistant, thinner-gauge automotive wire designed to meet future specialized needs of the automotive industry.

    SALES AND DISTRIBUTION. The Company sells automotive wire products primarily to tier one motor vehicle manufacturer suppliers. The Company has diversified its customer base for automotive wire products through steadily improving product quality and increased productivity achieved through process improvements.

    Historically, the automotive division of UTC ("UTA") has been the principal customer for the unit's automotive products, although sales to UTA have declined in relative terms due to the expansion of the unit's overall customer base. UTA accounted for approximately 50%, 48% and 40% of the Company's automotive wire revenues in 1994, 1995 and 1996, respectively. Currently, the Company is in the midst of a three-year contract with UTA, which expires in October 1997. The Company and UTA are currently discussing an extension of this contract. Although the Company expects to be able to extend this contract on reasonable terms, no assurance can be given that this contract will be extended or, if extended that it will be on the same terms as the current contract. The loss of UTA as a customer could materially and adversely affect the Company's automotive wire business unit.

    INDUSTRIAL WIRE

    INDUSTRY. The domestic industrial wire market is estimated by the Company to be approximately $1.0 billion. Significant factors influencing the growth of this industry include the construction or expansion of manufacturing plants, mine expansion and consumer spending for hard goods. Due to the diversity of product offerings within this industry, the Company's competition is fragmented across the product lines and markets served by the industrial wire business unit. The Company's acquisition of Triangle continues the recent industry trend toward consolidation. See "--Recent Acquisitions".

    PRODUCTS. The Company's industrial wire business unit develops, manufactures and markets a broad line of industrial wire and cable products, including appliance wire, motor lead wire, submersible pump cable, power cable, bulk flexible cord, power supply cord sets, welding cable and recreational vehicle wire.

    SALES AND DISTRIBUTION. The Company sells industrial wire and cable products on a nationwide basis, primarily to appliance and power tool manufacturers, suppliers of electrical and electronic original equipment manufacturers, electrical distributors and welding products distributors. Distribution is done by a Company sales force and a large network of manufacturers representatives.

RECENT ACQUISITIONS

    The 1995 Refinancing provided the Company with additional financial flexibility to pursue an active acquisition strategy. Consequently, the Company has recently acquired several businesses to consolidate its market position in its core products and realize further benefits from the Company's extensive manufacturing and distribution capabilities.

    In March 1996, the Company acquired the Canadian building and industrial wire business of BICC Canada. This acquisition increased the Company's presence in Canada and expanded its building wire product line.

    The Brownell Acquisition in 1995 significantly increased the Company's distribution business, particularly of magnet wire. Brownell had previously served markets similar to the Company's existing magnet wire distribution operations, but had purchased all of its products from third party suppliers. The acquired assets were absorbed into an existing distribution unit now known as "Essex Brownell". Products sold through Essex Brownell include magnet wire and other products manufactured by the Company and items purchased from third-party manufacturers, including electrical motors, electrical insulation products, motor repair parts and pump seals. Of particular significance, Essex Brownell provides the Company with an expanded sales channel to small original equipment motor manufacturers and the motor repair markets.

    The Triangle Acquisition, completed in October 1996, was the most significant acquisition in the Company's recent history. As a result, the Company increased the size of its building and industrial wire business units, added manufacturing capacity and broadened the Company's product offerings. The Company has realized cost savings through the elimination of duplicative selling, general and administrative expenses and through purchasing economies of scale. The Company also plans to further improve manufacturing efficiencies by increasing the product focus of certain manufacturing facilities. The integration of the Triangle manufacturing facilities has proceeded smoothly and the contribution to the Company's revenues and net income has exceeded the Company's expectations.


MANUFACTURING PROCESS

    Copper rod is the base component for most of the Company's wire products. The Company buys copper cathode from a variety of producers and dealers and also reclaims and reprocesses high grade scrap copper from its own operations and those of other copper wire producers. After the rod is manufactured at the Company's continuous casting facilities, it is shipped to Company manufacturing facilities where it is processed into the wire and cable products produced and sold by the Company. See "--Metals Operations" for a discussion of the Company's copper rod production.

    The manufacturing processes for all the Company's wire and cable products require that the copper rod be drawn and insulated. Certain products also require that the drawn copper wire be "bunched" or "cabled" prior to being insulated.

    WIRE DRAWING. Wire drawing is the process of reducing the metal conductor diameter by pulling it through a converging die until the specified product size is attained. Since the reduction is limited by the breaking strength of the metal conductor, this operation is repeated several times internally within the machine. As the wire becomes smaller, less pulling force is required. Therefore, machines operating in specific size ranges are required. Take-up containers or spools are generally large, allowing one person to operate several machines.

    BUNCHING. Bunching is the process of twisting together single wire strands to form a concentric construction ranging from seven to over 200 strands. The major purpose of bunching is to provide improved flexibility while maintaining current carrying capacity.

    CABLING. Cabling is the process of twisting individual bunched conductors to form a conductor core. Cabling allows for the production of a very flexible conductor which is useful in the production of larger products such as welding cable, battery cable and mining cable. Cabling can also twist together insulated conductors to form a multi-conductor product.

    INSULATING. The magnet wire insulating materials (enamels) that are manufactured by the Company's chemical processing facility are polymeric materials produced by one of two methods. One method involves the blending of commercial resins that are dissolved in various solvents and then modified with catalysts, pigments, cross-linking agents and dyes. The other method involves synthesizing polymer resins to desired molecular weights in reactor systems and blending these polymers with solvent, catalysts and additives to form enamels.

    The enamelling process used in the manufacture of some magnet wire involves applying several thin coats of liquid enamel and evaporating the solvent in baking chambers. Some enamels require a specific chemical reaction in the baking chamber to fully cure the film. Enamels are generally applied to the wires in excess and are then metered off with dies or rollers; other applications apply only the required amount of liquid enamel.

    Most other wire products are insulated and jacketed with either thermoplastic or thermoset compounds that are applied to the metal conductor through an extrusion process. Extrusion involves the feeding, melting and pumping of a compound through a die to shape it into final form as it is applied to the wire. The Company has the capability to manufacture both types of jacketing and insulating compounds.

    Once the wire is fabricated, it is packaged and shipped to regional service centers, stocking agents or directly to customers.

METALS OPERATIONS

    Copper is the primary component of the Company's overall cost structure, comprising approximately 54% of the Company's 1996 total cost of goods sold. Due to the critical nature of copper to its business, the Company has centrally organized its metals operations. Through centralization, the Company carefully manages its copper procurement, internal distribution, manufacturing and scrap recycling processes.

    The Company's metals operations are vertically integrated in the production of copper rod. The Company believes that only a few of its competitors are able to match this capability. The Company manufactures most of its copper rod requirements and purchases the remainder from various suppliers.

    COPPER PROCUREMENT. The Company's copper procurement activities are centralized. In 1996, the Company purchased approximately 285,000 tons of copper, entirely from North American copper producers and metals merchants.

    To ensure a steady supply of copper, the Company contracts with copper producers and metals merchants. Most contracts have a one-year term. Pricing provisions vary, but are normally based on the COMEX price, plus a premium. Premiums cover transportation and payment terms. Additionally, the Company utilizes COMEX fixed price futures contracts to manage its commodity price risk. The Company does not hold or issue such contracts for trading purposes.

    Historically, the Company has had adequate supplies of copper available to it from producers and merchants, both foreign and domestic. Competition from other users of copper has not affected the Company's ability to meet its copper procurement requirements. However, no assurance can be given that the Company will be able to procure adequate supplies of copper to meet its future needs.

    COPPER ROD PRODUCTION. The production of copper rod is an essential part of the Company's manufacturing process and strategy. By manufacturing its own rod, the Company is able to maintain greater control over the cost and quality of this critical raw material.

    Copper rod is manufactured in a continuous casting process in which high quality copper cathodes are melted in a shaft furnace. The resultant molten copper is transferred to a holding furnace and then transferred directly onto a casting wheel, where it is cooled and subsequently rolled into copper rod. The rod is subjected to numerous quality control tests to assure that it meets the high quality standards of the Company's products. Finally, the rod is packaged for shipment via an automatic in-line coiling and packaging device.

    The Company's rod production facilities are strategically located near its major wire producing plants to minimize freight costs. From its five continuous casting units, the Company has the capability to produce approximately 85% of its rod requirements, while purchasing the balance from external sources. External rod purchases are used to cover rod requirements at manufacturing locations where shipping the Company-produced rod is not cost effective and when the Company's rod requirements exceed its production capacity.

    COPPER SCRAP RECLAMATION. The Company's Metals Processing Center receives clean, high quality copper scrap from the Company's magnet wire plants. Copper scrap is processed in rotary furnaces, which also have refining capability to remove impurities. The Company uses a continuous casting process to convert scrap material directly into copper rod. Manufacturing cost economies, particularly in the form of energy savings, result from this direct conversion technique. Additionally, management believes that internal reclamation of scrap copper provides greater control over the cost to recover the Company's principal manufacturing by-product. The Company also, from time to time, obtains magnet wire scrap from other copper wire producers and processes it along with the internally generated scrap.

EXPORTS

    Sales of exported goods approximated $52.7 million, $55.5 million and $85.8 million for the years ended December 31, 1994, 1995 and 1996, respectively. Building wire, magnet wire and communication cables are the Company's primary exports. Canada and Mexico are the primary export destinations.

BACKLOG; RETURNS

    The Company has no significant order backlog, because it follows the industry practice of producing its products on an ongoing basis to meet customer demand without significant delay. The Company believes that the ability to supply orders in a timely fashion is a competitive factor in the markets in which it operates. Historically, returns have had no material adverse effect on the Company's results of operations.

COMPETITION

    In each of the Company's businesses, the Company experiences competition from at least one major competitor. However, due to the diversity of the Company's product lines as a whole, no single competitor competes with the Company across the entire spectrum of the Company's product lines. Thus, the Company's diversity of products and diversity of end users insulate it from adverse conditions in any one business unit or any one product line. Many of the Company's competitors do not have such diversity.


    As a result of consolidation in the magnet wire industry, the Company estimates that the three largest independent magnet wire producers represented over 85% of copper equivalent pounds shipped in 1996. The building wire industry also has experienced significant consolidation, from approximately 28 manufacturers in 1980 to approximately seven in 1996. The Company has been an active participant in this industry consolidation with the purchase of the Canadian building wire assets of BICC Canada and the Triangle Acquisition in 1996. The Company believes that it is one of two leading producers in each of the magnet wire and building wire markets based on sales.


    Many of the Company's products are made to industry specifications, and are therefore essentially fungible with those of competitors. Accordingly, in these markets the Company is subject to competition on the basis of price, delivery time, customer service and its ability to meet specialty needs. The Company believes that it enjoys strong customer relations resulting from its long participation in the industry, its emphasis on customer service, its commitment to quality control, its reliability and its substantial production resources. The Company's distribution networks enable it to compete effectively with respect to delivery time. From time to time the Company has experienced reduced margins in certain markets due to unfavorable market conditions. During 1995 and the first half of 1996, building wire product pricing (without regard to copper costs) declined materially, and sales volumes also declined, although to a lesser extent, due to competitive pricing pressures, excess capacity and liquidation of inventories by distributors as a result of the significant increase in copper prices in 1995 and early 1996. The communication wire business unit also experienced reduced margins in 1994. Expected decreases in the domestic OSP copper wire market demand may lead to reduced margins in the communication wire business over the next few years.

ENVIRONMENTAL COMPLIANCE

    The Company does not believe that compliance with environmental laws and regulations will have a material effect on the level of capital expenditures of the Company or its business, financial condition, cash flows or results of operations. The Company does not currently anticipate material capital expenditures for environmental control facilities. No material expenditures relating to these matters were made in 1994, 1995 or 1996. In connection with the 1988 Acquisition and associated stock purchase agreement with UTC dated January 15, 1988, UTC indemnified the Company with respect to certain environmental liabilities. See "--Legal and Environmental Matters."

EMPLOYEES

    As of December 31, 1996, the Company employed approximately 1,700 salaried and 3,100 hourly employees in 35 states. Labor unions represent approximately 49% of the Company's work force. Collective bargaining agreements expire at various times between 1997 and 2000. Contracts covering approximately one-third of the Company's unionized work force will expire at various times during 1997. The Company believes that it will be able to renegotiate its contracts covering such unionized employees on terms that will not be materially adverse to it. However, no assurance can be given to that effect. The Company believes that its relations with both unionized and nonunionized employees have been satisfactory.

PROPERTIES


    At December 31, 1996 the Company operated 28 manufacturing facilities in 16 states. Except as indicated below, all of the facilities are owned by the Company, and will be subject to certain liens granted to the lenders pursuant to the Restated Credit Agreement. The Company believes that its facilities and equipment are reasonably suited to its needs and are properly maintained and adequately insured.

    The following table sets forth certain information with respect to the manufacturing facilities of the Company at December 31, 1996:

                                                                        SQUARE
OPERATION                                           LOCATION             FEET
--------------------------------------------  ---------------------  -------------
Magnet Wire.................................  Charlotte, NC               26,000     (Leased)
                                              Fort Wayne, IN             181,000
                                              Franklin, IN                35,000(a)
                                              Franklin, TN               289,000     (Leased)
                                              Kendallville, IN            88,000
                                              Rockford, IL               319,000
                                              Vincennes, IN              267,000
Building Wire...............................  Anaheim, CA                174,000
                                              Columbia City, IN          400,000
                                              Lithonia, GA               144,000
                                              Pauline, KS                501,000
                                              Sikeston, MO               189,000
                                              Tiffin, OH                 260,000
Communication Wire..........................  Chester, SC                218,000
                                              Hoisington, KS             239,000
Automotive Wire.............................  Kosciusko, MS               90,000(b)
                                              Marion, IN                  50,000
                                              Orleans, IN                425,000
Industrial Wire.............................  Florence, AL               129,000
                                              Lafayette, IN              350,000
                                              Pana, IL                   110,000
                                              Pawtucket, RI              412,000
                                              Phoenix, AZ                 34,000
Insulation..................................  Newmarket, NH              132,000
                                              (2 facilities)
                                              Rutland, VT                 61,000
Metals Processing...........................  Columbia City, IN           75,000
                                              Jonesboro, IN               56,000

------------------------

(a) The total square footage of the Franklin, IN, facility is approximately 70,000, of which 35,000 square feet is leased to Femco (as described below).

(b) Approximately 30,000 square feet is leased.

    In addition to the facilities described in the table above, the Company owns or leases 48 service centers throughout the United States and Canada to facilitate the sale and distribution of its products. The Company owns and maintains executive and administrative offices in Fort Wayne, Indiana.

    The Company believes that its plants are generally adequate to service the requirements of its customers. Overall, the Company's plants are substantially utilized. The extent of current utilization is generally consistent with historical patterns, and, in the view of management, is satisfactory. The Company does not view any of its plants as being underutilized, except for Lafayette, Indiana, which just completed a major capacity expansion to make it the focus plant for industrial wire products. Most plants operate on 24 hour-a-day schedules, on either a five day or seven day per week basis. During 1996, the Company's facilities operated in excess of 90% capacity.

    The property in Franklin, Indiana, is a magnet wire manufacturing facility occupied by both the Company and a joint venture ("Femco") between the Company and the Furukawa Electric Company, LTD., Tokyo, Japan. Half of the Franklin, Indiana, building is leased to Femco, which manufactures and markets magnet wire with special emphasis on products required by Japanese manufacturers with production facilities in the United States.

LEGAL AND ENVIRONMENTAL MATTERS

    The Company is engaged in certain routine litigation arising in the ordinary course of business. While the outcome of litigation can never be predicted with certainty, the Company does not believe that any of its existing litigation, either individually or in the aggregate, will have a material adverse effect upon its business, financial condition, cash flows or results of operations.

    The Company's operations are subject to environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, emissions into the air, discharges to waters, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination, both on-site at Company facilities and at off-site disposal locations. On-site contamination at certain Company facilities is the result of historic disposal activities, including activities attributable to Company operations and those occurring prior to the use of a facility by the Company. Off-site liability includes clean-up responsibilities at various sites, to be remedied under federal or state statutes, for which the Company has been identified by the United States Environmental Protection Agency (the "EPA") (or the equivalent state agency) as a Potentially Responsible Party ("PRP"). Certain environmental laws have been construed to impose liability for the entire cost of remediation at a site upon a PRP without regard to fault or the lawfulness of the disposal activity.

    Once the Company has been named as a PRP, it estimates the extent of its potential liability based upon its past experience with similar sites and a number of factors, including, among other things, the number and financial viability of other identified PRPs, the total anticipated cost of the remediation and the relative contribution by the Company, in volume and type, of waste at the site. Most of the sites for which the Company is currently named as a PRP are covered by an indemnity (the "general indemnity") from UTC that was granted in connection with the 1988 Acquisition. Pursuant to the general indemnity, UTC agreed to indemnify the Company against losses incurred under any environmental protection and pollution control laws or resulting from or in connection with damage or pollution to the environment arising from events, operations or activities of the Company prior to February 29, 1988, or from conditions or circumstances existing at or prior to February 29, 1988. In order to be covered by the general indemnity, the condition, event, and circumstance must have been known to UTC prior to February 29, 1988. The sites covered by the general indemnity are handled directly by UTC, and all payments required to be made are paid directly by UTC. These sites are all mature sites where allocations have been settled and remediation is well underway or has been completed. The Company is not aware of any inability or refusal on the part of UTC to pay amounts that are owing under the general indemnity or any disputes between the Company and UTC concerning matters covered by the general indemnity.

    UTC also provided an additional environmental indemnity, referred to as the "basket indemnity". This indemnity relates to liabilities arising from environmental events, conditions or circumstances existing at or prior to February 29, 1988, that only became known to UTC in the five-year period commencing February 29, 1988. As to such liabilities, the Company is responsible for the first $4.0 million incurred. Thereafter, UTC has agreed to indemnify the Company fully for any liabilities in excess of $4.0 million. The Company is currently named as a PRP at three sites which meet the criteria for the basket indemnity. Those sites are Fisher Calo Chemical and Solvents Corporation, Kingsbury, IN ("Fisher Calo"); Organic Chemicals, Inc., Grandville, MI; and USS Lead Refinery Inc., East Chicago, IL. Based on records showing very small quantities of material shipped to Organic Chemicals Inc. and USS Lead Refinery Inc., the Company has determined that its liability, if any, for these sites will be de minimis. At Fisher Calo, the Company entered into a consent decree that defined its share as 0.25% and established an expected liability of $0.1 million, which has been accrued. Expenses at these three sites, up to $4.0 million, will be incurred by the Company rather than UTC, as the basket has not been exhausted under the basket indemnity.

    In addition, there are five sites where the Company is either named as a PRP or a defendant in a civil lawsuit which are not covered by the general indemnity or the basket indemnity. They are Ascon Landfill, Huntington Beach, CA; A-1 Disposal Corp., Allegan County, MI; Angola Soya Co., Angola, IN; Milford Mill, Beaver County, UT; and Uniontown Landfill, Uniontown, IN. Ascon Landfill was an oil percolation refining center. The Company received a request for information from the California Department of Toxic Substance Control in 1994 and replied that it has no records linking the Company to the site. A-1 Disposal Corp. stored and treated hazardous waste. The Company was one of a number of PRPs who entered into a consent decree with the Michigan Department of Natural Resources to clean the site. The Company has paid its assessment for the remediation. Although the shares and sources of funding for five-year monitoring expenses have not been established, the Company believes that its share will be minimal. Angola Soya was a solvent reclamation facility in the 1950s and 1960s. After receiving notice in 1994 alleging that its spent solvent drums had been identified at the site, the Company cooperated with the Indiana Department of Environmental Management to conduct a limited removal of certain of these drums. No further activity by the Company is expected to be required there. The Milford Mill site was a copper mill used by the Company in the early 1970s. The Company is one of four PRPs notified by the EPA. The EPA conducted a removal action at the site and incurred $0.2 million in costs, for which it is currently seeking reimbursement from the PRPs. The Uniontown Landfill is the subject of a civil lawsuit in which the Company is one of several defendants sued by the owner of the landfill to recover alleged site investigation and groundwater remediation costs. The Company does not believe that it is responsible for any disposal at this site and is vigorously defending itself. The Company has provided a reserve in the amount of $0.9 million to cover environmental contingencies. This accrual is based on management's best estimate of the Company's exposure in light of relevant available information, including the allocations and remedies set forth in applicable consent degrees, third party estimates of remediation costs, actual remediation costs incurred, the probable ability of other PRPs to pay their proportionate share of remediation costs, the conditions at each site and the number of participating parties. The Company currently does not believe that any of the environmental proceedings in which it is involved and for which it may be liable will individually or in the aggregate have a material adverse effect upon its business, financial condition, cash flows or results of operations. There can be no assurance that future developments will not alter this conclusion. None of the cases described above involves sanctions, fines or administrative penalties against the Company.


    Since approximately 1990, the Company has been named as a defendant in a number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced a number of years ago. During 1996, the number of cases filed against the Company increased to 95, involving approximately 400 claims. The Company's strategy is to defend these cases vigorously. The Company believes that its liability, if any, in these matters and the related defense costs will not have a material adverse effect either individually or in the aggregate upon its business, financial condition, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information concerning the people who will serve as directors and executive officers of the Company following the Offerings (ages as of January 31, 1997):


NAME                              AGE                              POSITION
----------------------------      ---      --------------------------------------------------------
EXECUTIVE OFFICERS:
Steven R. Abbott............          49   President and Chief Executive Officer; Director
Robert J. Faucher...........          52   Executive Vice President
Dominic A. Lucenta..........          43   Senior Vice President
Charles W. McGregor.........          55   Executive Vice President
Debra F. Minott.............          41   Senior Vice President, General Counsel and Secretary
Curtis A. Norton............          51   Senior Vice President
David A. Owen...............          50   Executive Vice President, Treasurer and Chief Financial
                                           Officer
Gregory R. Schriefer........          44   Executive Vice President
DIRECTORS:
Rodney A. Cohen.............          35   Director
Stuart S. Janney, III.......          48   Director
Robert D. Lindsay...........          42   Director
Ward W. Woods...............          54   Director; Chairman of the Board



    Mr. Joseph H. Gleberman, age 39, is a current director of the Company but has notified the Board of Directors that, effective prior to the consummation of the Offerings, he will resign from the Board of Directors. Mr. Gleberman is a Managing Director of Goldman, Sachs & Co. He joined the firm in 1982 in the Mergers and Acquisitions Department. In 1990 he became a Partner of the firm. He serves as a director of Applied Analytical Industries, Inc, Biofeld, Inc. and Diagnostic Holdings, Inc. Mr. Gleberman has been a director of the Company since February, 1994.



    With the exception of Mr. Gleberman, the persons designated as directors in tabular form above are all the current directors of the Company. Within three months of the date of this Prospectus, one outside director will be appointed to the Board and within one year of the date of this Prospectus, a second outside director will be appointed to the Board and these two outside directors will comprise a majority of the members of the audit and stock option committees of the Board of Directors.



    The Restated Certificate provides for a Board of Directors divided into three classes, with one class to be elected each year to serve for a three-year term. Concurrent with, or immediately prior to, the consummation of the
Offerings, all directors will be elected to either class A, B or C.       and
      will be Class A directors,       and       Class B directors and       and
      Class C directors. The term of the initial Class A directors will expire at the Company's first annual meeting of stockholders following the date of this Prospectus. The term of the initial Class B directors will expire at the Company's second annual meeting of stockholders following the date of this Prospectus, while the term of the initial Class C directors will expire at the Company's third annual meeting of stockholders following the date of this Prospectus.


    Each executive officer of the Company serves at the pleasure of the Board of Directors.

    STEVEN R. ABBOTT was appointed President and Chief Executive Officer of the Company and Essex on February 26, 1996, and has been a director since February 1996. He was President of the Wire and Cable Sector of Essex from September 1995 to February 1996 and President of the Wire and Cable

Division of Essex from September 1993 to September 1995. He was President of the Magnet Wire and Insulation Division from 1987 to 1993. Mr. Abbott has been employed by the Company since 1967.


    ROBERT J. FAUCHER was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in September 1995. He was President of the Engineered Products Division of Essex from January 1992 to September 1995 and Vice President, Operations in the Industrial Products Division of Essex from June 1988 to January 1992. Mr. Faucher joined the Company in 1985 as Vice President, Planning.



    DOMINIC A. LUCENTA was appointed Senior Vice President of the Company in March 1997. He was appointed Senior Vice President in charge of Human Resources of Essex in April 1994. From October 1992 to April 1994 he was Vice President of Human Resources and from 1990 to 1992 he was Director of Human Resources for various divisions of Essex. He was director of Risk Management from 1988 to 1990. He joined the Company in 1979.



    CHARLES W. MCGREGOR was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in October 1996. He was President of the Magnet Wire and Insulation Sector of Essex from September 1995 to October 1996. He was President of the Magnet Wire and Insulation Division of Essex from September 1993 to September 1995 and prior to that was Director of Manufacturing for the Division from 1987 to 1993. Mr. McGregor has been employed by Essex since 1970.



    DEBRA F. MINOTT was appointed Senior Vice President of the Company in March 1997 and was appointed Vice President, General Counsel and Secretary of the Company in April 1995. She was appointed Senior Vice President and General Counsel of Essex in October 1994 and was appointed Secretary of Essex in April 1995. She has been employed by the Company since October 1994. From September 1983 to October 1994, Ms. Minott held various legal positions at Eli Lilly & Company.



    CURTIS A. NORTON was appointed Senior Vice President of the Company in March 1997. He was appointed Senior Vice President in charge of Corporate Support Operations of Essex in April 1996. He was Vice President of Corporate Support Operations from September 1995 to April 1996. He was Vice President of Purchasing from April 1994 to September 1995 and Director of Purchasing from 1989 to 1994. Mr. Norton has been employed by the Company since 1981.



    DAVID A. OWEN was appointed Executive Vice President of the Company in March 1997. He was appointed Vice President, Treasurer and Chief Financial Officer of the Company in March 1993. He was appointed Executive Vice President and Chief Financial Officer of Essex in March 1994. He had been appointed Vice President--Finance and Chief Financial Officer of Essex in March 1993, and Treasurer of Essex in April 1992. Prior to that time, Mr. Owen was Director, Treasury and Financial Services for Essex. Mr. Owen has been employed by the Company since 1976.



    GREGORY R. SCHRIEFER was appointed Executive Vice President of the Company in March 1997. He was appointed Executive Vice President of Essex in October 1996. He was Vice President and General Manager of Building Wire Products from September 1995 to October 1996 and was Vice President, Manufacturing of the Wire and Cable Division from April 1994 to September 1995. Mr. Schriefer has been employed in various positions with the Company since 1981.



    RODNEY A. COHEN has been a director of the Company since March 1996. Mr. Cohen is a member of the limited liability company that is the general partner of each of the partnerships comprising BH Group. Since July 1993, Mr. Cohen has been a principal of a partnership affiliated with BHLP, to which Essex and the Company paid the fees described in "Certain Relationships and Related Party Transactions". From September 1991 to July 1993, he was a principal of BSC, a principal limited partner in two of the partnerships comprising BH Group. Prior to joining BSC, Mr. Cohen was an associate in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. Mr. Cohen is also a director of a number of private companies. Mr. Cohen was nominated to the Board by BH Group.


    STUART S. JANNEY, III was elected a director of the Company in March 1997. Mr. Janney was elected in January 1995 as Chairman of the Board of Directors of Bessemer Securities, LLC ("BSLLC"), Bessemer Securities Corporation ("BSC"), the Bessemer Group Incorporated, Bessemer Trust Company, N.A. and Bessemer Trust Company of Florida. BSLLC is the principal limited partner in one, and BSC is the principal limited partner in two of the partnerships comprising the BH Group. Prior to January 1995, Mr. Janney was with Alex. Brown & Sons Incorporated, where he spent nine years, most recently as Managing Director and head of asset management. Mr. Janney is a director of Graphic Controls Corporation and a number of private companies, foundations and institutions. Mr. Janney was nominated to the Board by BH Group.



    ROBERT D. LINDSAY is the sole shareholder and president of a corporation that is a manager of a limited liability company that is the general partner of each of the partnerships comprising BH Group. He is also the sole shareholder of corporations that are general partners of a partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Lindsay was Managing Director of BSC from January 1991 to June 1993. Prior to joining BSC, Mr. Lindsay was a Managing Director in the Merchant Banking Division of Morgan Stanley & Co. Incorporated. He is the Chairman of the Board of Metropolitan International, Inc., and a director of Stant Corporation and several private companies. Mr. Lindsay has been a director of the Company since October 1992. Mr. Lindsay was nominated to the Board by BH Group.


    WARD W. WOODS is Chairman of the Board of Directors of Essex International. Mr. Woods is the sole shareholder and president of a corporation that is the principal manager of a limited liability company that is the general partner of each of the partnerships comprising BH Group. He is also the sole shareholder of corporations that are the managing general partners of a partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Woods is President and Chief Executive Officer of BSLLC and BSC. Mr. Woods joined BSC in 1989. For ten years prior to joining BSC, Mr. Woods was a senior partner of Lazard Freres & Co. LLC, an investment banking firm. He is Chairman of the Board of Stant Corporation. He is a director of Boise Cascade Corporation, Freeport-McMoran Copper & Gold, Inc., Graphic Controls Corporation, Kelley Oil & Gas Corporation and several private companies. Mr. Woods has been a director of the Company since October 1992. Mr. Woods was nominated to the Board by BH Group.


    Each of the current executive officers of the Company is listed above.



COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS



    Directors of the Company currently receive no compensation for their service as directors, other than reimbursement of expenses incidental to attendance at meetings of the Board of Directors or committees thereof. After the consummation of the Offerings, directors may be granted a stipend by the Board for their
service as directors not to exceed $[    ] per director per year (which stipend
may be payable, in whole or in part, in options to purchase shares of Common Stock), plus reimbursement of expenses incidental to attendance at meetings of the Board of Directors or committees thereof. The following table sets forth the cash and non-cash compensation paid by or incurred on behalf of the Company to its Chief Executive Officer and the four other most highly compensated executive officers for each of the three years ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                             COMPENSATION AWARDS
                                                             ANNUAL         ----------------------
                                                          COMPENSATION       NUMBER OF SECURITIES
                                                      --------------------   UNDERLYING OPTIONS/       ALL OTHER
                                                       SALARY      BONUS             SARS            COMPENSATION
NAME AND PRINCIPAL POSITION                  YEAR        ($)        ($)              (#)                ($)(A)
-----------------------------------------  ---------  ---------  ---------  ----------------------  ---------------
Steven R. Abbott.........................       1996    287,993    600,000           125,000              27,531
  President and Chief Executive Officer         1995    193,757    250,000            37,500              12,999
  (b)                                           1994    182,502    200,000            60,000               8,306
Stanley C. Craft (c).....................       1996    325,008          0                 0              15,155
                                                1995    310,004    450,000            50,000              27,905
                                                1994    293,763    400,000            75,000              22,174
Charles W. McGregor......................       1996    167,001    275,000            40,000              11,356
  Executive Vice President                      1995    157,503    210,000            32,500               9,684
                                                1994    132,504    165,000            50,000               7,787
David A. Owen............................       1996    167,001    250,000            37,500               9,195
  Executive Vice President and Chief            1995    157,503    185,000            25,000               8,120
  Financial Officer                             1994    145,257    165,000            50,000               6,894
Robert J. Faucher........................       1996    167,001    250,000            50,000              11,972
  Executive Vice President                      1995    157,503    175,000            25,000              11,356
                                                1994    149,379    145,000            50,000               8,568
Gregory R. Schriefer.....................       1996    129,510    225,000            57,500              11,062
  Executive Vice President

------------------------

(a) All Other Compensation in 1996 consists of Company contributions to the defined contribution and deferred compensation plans on behalf of the executive officer and imputed income on excess Company-paid life insurance premiums. The following table identifies and quantifies these amounts for the named executive officers:

                                                   S.R.       S.C.        C.W.        D.A.       R.J.        G.R.
                                                  ABBOTT      CRAFT     MCGREGOR      OWEN      FAUCHER    SCHRIEFER
                                                 ---------  ---------  -----------  ---------  ---------  -----------
    Company matching under the defined
      contribution and deferred compensation
      plans....................................  $  25,700  $   9,750   $   8,498   $   7,478  $  10,335   $  10,635
    Imputed income on excess life insurance
      premiums.................................      1,831      5,405       2,858       1,717      1,637         427
                                                 ---------  ---------  -----------  ---------  ---------  -----------
    Total......................................  $  27,531  $  15,155   $  11,356   $   9,195  $  11,972   $  11,062
                                                 ---------  ---------  -----------  ---------  ---------  -----------
                                                 ---------  ---------  -----------  ---------  ---------  -----------

(b) Mr. Abbott was appointed President and Chief Executive Officer of the Company and Essex on February 26, 1996.

(c) Mr. Craft served as President and Chief Executive Officer of the Company from October 1992 until February 26, 1996, and also of Essex from March 1992 until February 26, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL REALIZABLE
                                                                                                    VALUE AT
                                                                                              ASSUMED ANNUAL RATES
                                                                                                       OF
                                                                                                  STOCK PRICE
                                                                                                APPRECIATION FOR
                                                   INDIVIDUAL GRANTS                            OPTION TERM (A)
                             --------------------------------------------------------------  ----------------------
                               NUMBER OF         % OF TOTAL
                               SECURITIES       OPTIONS/SARS
                               UNDERLYING        GRANTED TO
                              OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR
                                GRANTED        RESPECT OF LAST     BASE PRICE    EXPIRATION
NAME                             (#)(B)          FISCAL YEAR         ($/SH)         DATE      5% ($)      10% ($)
---------------------------  --------------  -------------------  -------------  ----------  ---------  -----------
Steven R. Abbott...........       125,000              15.3             10.00       1/30/07    786,118    1,992,178
Stanley C. Craft...........             0                 0            --            --              0            0
Charles W. McGregor........        40,000               4.9             10.00       1/30/07    251,558      637,497
David A. Owen..............        37,500               4.6             10.00       1/30/07    235,835      597,653
Robert J. Faucher..........        50,000               6.1             10.00       1/30/07    314,447      796,871
Gregory R. Schriefer.......        57,500               7.0             10.00           (c)    361,614      916,402

------------------------

(a) The potential realizable value assumes a per-share market price at the time of the grant to be approximately $10.00 with an assumed rate of appreciation of 5% and 10%, respectively, compounded annually for 10 years. These values are provided pursuant to the rules and regulations of the Commission. No assurance can be given as to the appreciation, if any, of the Common Stock.

(b) In October 1996 options to purchase 87,500 shares of Common Stock were granted. Such options become exercisable on October 1, 1999. In January 1997 options to purchase 730,000 shares of Common Stock were granted to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering and in respect of performance for the year ended December 31, 1996 (see "--Stock Option Plan"). Such options become exercisable on January 30, 1998.

(c) Options to purchase 25,000 and 32,500 shares of Common Stock granted in October 1996 and January 1997, respectively, expire on October 1, 2006 and January 30, 2007, respectively.


    The following table details the December 31, 1996, year-end estimated value of each named executive officer's unexercised stock options. All unexercised options are to purchase the number of shares of Common Stock indicated, although the Board of Directors may require that, in lieu of the exercise of any Roll-over Options (as defined under "--Stock Option Plan"), such options be surrendered without payment of the exercise price, in which case the number of shares issuable upon exercise of such Roll-over Options shall be reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise and (B) the amount paid for each share of the Company's common stock in the Acquisition, in each case as adjusted for any stock splits or other similar corporate transactions. See "Stock Option Plan".

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND YEAR-END OPTION/SAR VALUES

                                                                             NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                            UNDERLYING UNEXERCISED       IN-THE-MONEY
                                                                                OPTIONS/SARS AT         OPTIONS/SARS AT
                                       SHARES ACQUIRED                           YEAR-END (#)            YEAR-END ($)
                                             ON           VALUE REALIZED       EXERCISABLE (E)/        EXERCISABLE (E)/
NAME                                    EXERCISE (#)            ($)          UNEXERCISABLE (U)(A)    UNEXERCISABLE (U)(B)
------------------------------------  -----------------  -----------------  -----------------------  ---------------------
Steven R. Abbott                                 --                 --              149,000(E)             1,141,811 (E)
                                                                                    222,500(U)                417,774(U)

Stanley C. Craft                                 --                 --              311,500(E)              2,413,197(E)
                                                                                    125,000(U)                535,608(U)

Charles W. McGregor                              --                 --               35,250(E)                233,561(E)
                                                                                    122,500(U)                353,501(U)

David A. Owen                                    --                 --               38,500(E)                258,811(E)
                                                                                    112,500(U)                321,365(U)

Robert J. Faucher                                --                 --               85,000(E)                624,811(E)
                                                                                    125,000(U)                321,365(U)

Gregory R. Schriefer                             --                 --               10,225(E)                 80,550(E)
                                                                                     67,500(U)                 42,849(U)

------------------------

(a) The options to purchase Common Stock granted in 1997 with respect to the 1996 Private Offering and 1996 performance become exercisable on January 30, 1998. The options to purchase Common Stock granted in 1995 and 1996 become exercisable three years from the date of grant. All other options granted prior to those issued in 1995 are currently exercisable.

(b) The estimated value of in-the-money stock options held at the end of 1996 assumes a per-share fair market value of approximately $10.00 and per-share exercise prices of $2.00, $2.50 and $5.72, as applicable.

    PENSION PLANS. The Company provides benefits under a defined benefit pension plan (the "Pension Plan") and a supplemental executive retirement plan (the "SERP"). The following table illustrates the estimated annual normal retirement benefits at age 65 that will be payable under the Pension Plan and SERP.

                               PENSION PLAN TABLE

                                       YEARS OF SERVICE
                ---------------------------------------------------------------
REMUNERATION        15           20           25           30           35
--------------  -----------  -----------  -----------  -----------  -----------
125,000.....    $    28,125  $    37,500  $    46,875  $    56,250  $    65,625
150,000.....         33,750       45,000       56,250       67,500       78,750
175,000.....         39,375       52,500       65,625       78,750       91,875
200,000.....         45,000       60,000       75,000       90,000      105,000
225,000.....         50,625       67,500       84,375      101,250      118,125
250,000.....         56,250       75,000       93,750      112,500      131,250
300,000.....         67,500       90,000      112,500      135,000      157,500
400,000.....         90,000      120,000      150,000      180,000      210,000
450,000.....        101,250      135,000      168,750      202,500      236,250
500,000.....        112,500      150,000      187,500      225,000      262,500

    The remuneration utilized in calculating the benefits payable under the Pension Plan and the SERP is the compensation reported in the Summary Compensation Table under the captions Salary and Bonus. The formula utilizes the remuneration for the five consecutive plan years within the ten completed calendar years preceding the participant's retirement date that produces the highest final average earnings.

    As of December 31, 1996, the years of credited service under the Pension Plan for each of the executive officers named in the Summary Compensation Table were as follows: Mr. Abbott, twenty-seven years and seven months; Mr. Craft, twenty-seven years and nine months; Mr. Owen, twenty years and eight months; Mr. McGregor, twenty-six years and eleven months; Mr. Faucher, twenty-four years and six months; and Mr. Schriefer, fifteen years and three months.

    The benefits listed in the Pension Plan Table are based on the formula in the Pension Plan using a straight-life annuity and are subject to an offset of 50% of the participant's annual unreduced Primary Insurance Amount under Social Security. In addition, benefits for credited service for years prior to 1974 are calculated using the formula in effect at that time and would reflect a lesser benefit than outlined in the Pension Plan Table for those years. Benefits under the Pension Plan are also offset by benefits to which the participant is entitled under any defined benefit plan of UTC (other than accrued benefits transferred to the Pension Plan).

STOCK OPTION PLAN


    Grants of options to purchase Common Stock have been made to management and employees of the Company pursuant to, and are subject to the provisions of, an Amended and Restated Stock Option Plan, as amended (the "Stock Option Plan"), and individual stock option agreements. Options granted prior to January 1, 1997 are exercisable: (i) in full, upon the third anniversary of the grant of the options; (ii) in full, upon the death, retirement or disability of the optionee;
(iii) in part, upon the occurrence of a Company Sale (as defined below), in which case the option becomes exercisable in a portion equal to the percentage of the Company's then outstanding voting stock transferred pursuant to the transactions constituting the Company Sale; and (iv) in part, upon the sale by BH Group of 25% or more of the then outstanding Common Stock, in which case the option becomes exercisable in a portion equal to the percentage of the Company's then outstanding common stock sold by BH Group pursuant to the sale. Options granted on January 30, 1997, in connection with the Company's 1996 performance and to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering are exercisable: (i) in full, upon the first anniversary of the grant of the options and (ii) in full or in part, as described in clauses (ii), (iii) and
(iv) of the prior sentence. Options granted after January 30, 1997, are exercisable: (i) in full, upon the third anniversary of the grant of the options, provided that during the second year the option is outstanding it may be exercised as to not more than one-third (1/3) of the total number of shares covered by the option and during the third year the option is outstanding it may be exercised as to, cumulatively, not more than two-thirds (2/3) of the total number of shares covered by the option, (ii) in full, upon the death, retirement or disability of the optionee and (iii) in full upon the occurrence of a Change in Control (as defined below).



    Such options are generally not transferable. For the purposes of the Stock Option Plan, a "Company Sale" is deemed to have occurred if any person (other than BH Group) becomes the beneficial owner of 50% or more of the combined voting power of the Company's securities or acquires substantially all the assets of Essex International or Essex. For the purposes of the Stock Option Plan, "Change of Control" has the same meaning as under the Termination Benefits Agreement (as defined under "-- Termination Benefits Agreement").



    The Board of Directors of the Company may require that certain options granted in connection with the Acquisition (the "Roll-over Options") be surrendered and cancelled without payment of the exercise price. In this event, the optionee is entitled to receive a number of shares of Common Stock equal to the number specified in the grant, reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise divided by (B) the amount paid for each share of the Company's common stock in the Acquisition, in each case as adjusted for any stock splits or other similar corporate transactions.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Messrs. Lindsay, Woods and Gleberman are currently members of the Compensation Committee of the Board of Directors. Subsequent to the Offerings, the Board of Directors expects to replace two of such directors with outside directors. The Compensation Committee fixes the compensation paid to the Company's executive officers, based in part on the recommendation of Mr. Abbott. See "--Directors and Executive Officers" and footnote (k) of "Principal and Selling Stockholders" for a description of the relationship between Messrs. Lindsay and Woods and BH Group and the information set forth under the caption "Certain Relationships and Related Party Transactions" for a description of certain transactions between the Company and BH Group.



TERMINATION BENEFITS AGREEMENT



    Prior to the consummation of the Offerings, the Company will enter into agreements (each a "Termination Benefits Agreement") with each of Messrs. Abbott, Faucher, Lucenta, McGregor, Norton, Owen and Schriefer and with Mrs. Minott (each an "Executive") providing for certain benefits (the "Termination Benefits") if the Executive's employment is terminated by the Company or by the Company's successor following a Change-in-Control (as defined therein) other than termination (a) by reason of the Executive's death, (b) by reason of the executives "disability" (as defined therein), (c) as a result of reaching the retirement age of 65 or (d) for "cause" (as defined therein).



    The Company is also obligated to pay Termination Benefits if, following a Change-in-Control during the term of the agreement, the Executive terminates his or her employment for "good reason." Good reason includes: (i) the assignment of duties that are materially inconsistent with the Executive's duties prior to the Change-in-Control; (ii) a reduction in the Executive's annual salary from that in effect immediately prior to the Change-in-Control; (iii) failure to maintain incentive compensation programs for such Executive; (iv) failure to maintain benefit programs for such Executive; (v) the relocation of the Executive's place of employment to a place other than the metropolitan area of the Company office where the Executive was located immediately prior to the Change-in-Control, except for required travel on the Company's business in accordance with past practice; (vi) the failure by the Company to obtain an agreement from any successor to assume and agree to perform the Termination Benefits Agreement;
(vii) failure to reappoint the Executive to the corporate offices held immediately prior to the Change-in-Control; (viii) a request by the Company or the person obtaining control of the Company in a Change-of-Control for the resignation of the Executive; (ix) if terminated, failure to terminate the Executive's employment in accordance with the Termination Benefits Agreement;
(x) any request by the Company for the Executive to participate in an unlawful act and (xi) breach by the Company of any provision of the Termination Benefits Agreement.



    The Termination Benefits consist of a payment from the Company to the Executive of a multiple of the Executive's current annual base salary and incentive compensation bonus paid within the 12 months preceding the Change-of-Control. The multiples shall be as follows: Mr. Abbott three times; and for the remaining named Executives, two times. The Termination Benefits Agreements run for a two-year term that automatically extends for one additional year prior to the start of the second year of the term until notice that the term will not be extended is provided to the other party. Notwithstanding the prior sentence, the term of the Termination Benefits Agreement will run for two years from the time of any Change-of-Control during the term of the Agreement.



    The Termination Benefits Agreement also provides that the applicable Executive will keep confidential all confidential information of the Company and will not, during the two years following the Executive's termination, solicit any employee of the Company to leave the Company's employment.

    For the purposes of the Termination Benefits Agreements, "Change-in-Control" means the occurrence of any of the following during the term of the agreement:
(a) any person other than the BH Group acquires 35% or more of the voting power or common stock of the Company (other than by an acquisition from or by the Company or any employee benefit plan sponsored by the Company or any Permitted Reorganization (as defined below)) and owns a greater percentage of the voting power or common stock of the Company than does the BH Group; (b) a change in the Company's Board of Directors occurs with the result that the members of the Board on the Effective Date (the "Incumbent Directors") no longer constitute a majority of such Board of Directors, provided that any person becoming a director (other than a director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors) whose election or nomination for election was supported by a majority of the then Incumbent Directors shall be considered an Incumbent Director for purposes hereof; (c) the stockholders of the Company approve a reorganization, merger or consolidation of the Company, unless following such transaction, (i) more than 50% of the voting power and common stock of the surviving entity is beneficially owned by the prior stockholders of the Company, in substantially the same proportions as before the transaction, (ii) at least a majority of the Board of Directors of the surviving entity were members of the Incumbent Board prior to such transaction and (iii) no person other than the BH Group acquires 35% or more of the voting power or common stock of the Company and a greater percentage of the voting power or common stock of the Company than has the BH Group (a transaction complying with the requirements of this clause
(c) is referred to herein as a "Permitted Reorganization"); or (d) the stockholders of the Company approve the sale of all or substantially all of the property or assets of the Company other than in a Permitted Reorganization. A Change-in-Control will not occur as a result of the Offerings.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Common Stock (i) immediately prior to the Offerings and (ii) as adjusted to reflect the sale of shares in the Offerings by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each of the Company's directors following the Offerings, (c) each named executive officer, (d) all directors and executive officers of the Company following the Offerings as a group and (e) each Selling Stockholder. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock indicated as being beneficially owned by them.


                                                     PRIOR TO OFFERINGS (a)                          AFTER THE OFFERINGS
                                                  ----------------------------                 --------------------------------
                                                                                SHARES TO BE
                                                    NUMBER OF       PERCENT      SOLD IN THE     NUMBER OF
NAME                                                 SHARES        OWNERSHIP      OFFERINGS       SHARES      PERCENT OWNERSHIP
------------------------------------------------  -------------  -------------  -------------  -------------  -----------------
DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL
  STOCKHOLDERS:
Steven R. Abbott(b)(c)(d).......................      306,000.0          1.3          0            306,000.0            1.0
Rodney A. Cohen(e)..............................            0.0            *          0                    0              *
Robert J. Faucher(b)(c)(f)......................      191,488.5            *          0            191,488.5              *
Stuart S. Janney, III(e)........................            0.0            *          0                    0              *
Robert D. Lindsay(e)............................            0.0            *          0                    0              *
Charles W. McGregor(b)(c)(g)....................       73,623.0            *          0             73,623.0              *
David A. Owen(b)(c)(h)..........................       80,914.0            *          0             80,914.0              *
Gregory R. Schriefer(b)(c)(i)...................       41,593.5            *          0             41,593.5              *
Ward Woods(e)...................................            0.0            *          0                    0              *
All directors and executive officers as a group
  (12 persons(j))...............................   18,359,795.0         74.8          0         18,359,795.0           61.0
Bessemer Holdings, L.P.(b)(k)(l)(m).............   17,548,165.5         72.6          0         17,548,165.5           59.0
SELLING STOCKHOLDERS:
The Goldman Sachs Group, L.P.(n)(o).............    3,707,724.0         14.7       1,117,500     2,244,056.0            7.6
DLJ International Partners, C.V.(p)(q)..........    2,743,962.5         10.6       1,908,159       379,933.5            1.3
Chase Equity Associates(r)(s)...................    1,104,869.0          4.6         517,098       587,771.0            2.0

John L. Cox.....................................       50,048.5            *          25,000        25,048.5              *
Stanley C. Craft................................      386,500.0          1.6          75,000       311,500.0            1.0
David O. McMahan................................       66,745.0            *          18,745        48,000.0              *
James S. Tyler..................................       24,998.0            *           8,498        16,500.0              *
Frederick M. Zinser.............................      226,055.0            *          80,000       146,055.0              *


------------------------
*   Represents holdings of less than one percent.


(a) Prior to the Offerings, there were 27,007,545.5 shares of Common Stock outstanding, including 2,833,369 shares of Common Stock issuable upon exercise of the Warrants. Percentages have been calculated assuming, in the case of each person or group listed, the exercise of all warrants and options owned (that are exercisable within sixty days following the date of this Prospectus) by each such person or group, respectively, but not the exercise of any warrants or options owned by any other person or group listed.



(b) All shares of Common Stock owned by executive officers, employees, former employees and retirees of the Company, or their respective estates (a total of 1,902,824.5 shares), currently are subject to a proxy held by BHLP. This proxy will terminate upon consummation of the Offerings. Pursuant to the terms of certain option agreements, the aggregate number of shares issuable upon exercise of such options can be reduced. See "Management--Stock Option Plan".


(c) The address for each of these beneficial owners is c/o Essex International Inc., 1601 Wall Street, Fort Wayne, Indiana 46802.

(d) Includes 149,000 shares issuable upon exercise of options held by Mr. Abbott, 136,500 of which, pursuant to the applicable option agreement, may be reduced to 88,076 shares.

(e) The address for each of these directors is c/o BHLP, 630 Fifth Avenue, New York, NY 10111.

(f) Includes 85,000 shares issuable upon exercise of options held by Mr. Faucher, 72,500 of which, pursuant to the applicable option agreement, may be reduced to 45,598 shares.

(g) Includes 35,250 shares issuable upon exercise of options held by Mr. McGregor, 22,750 of which, pursuant to the applicable option agreement, may be reduced to 14,438.5 shares.

(h) Includes 38,500 shares issuable upon exercise of options held by Mr. Owen, 26,000 of which, pursuant to the applicable option agreement, may be reduced to 16,420 shares.

(i) Includes 10,225 shares issuable upon exercise of options held by Mr. Schriefer that, pursuant to the applicable option agreement, may be reduced to 6,428 shares.

(j) Consists of the 17,548,165.5 shares of Common Stock owned by BH Group, that, together with the shares described below, may be deemed to be beneficially owned by Messrs. Woods, Lindsay and Cohen (which beneficial ownership is disclaimed by Messrs. Woods, Lindsay and Cohen--see footnote (k) below), 449,379.5 shares of Common Stock owned by the executive officers of Essex International included in this group, 362,250 shares of Common Stock issuable to the executive officers of Essex International included in this group upon exercise of options which, pursuant to the applicable option agreements, may be reduced and excludes 1,453,445 shares of Common Stock, along with 1,411,106 shares of Common Stock issuable upon exercise of options (also subject to reduction) owned by other employees, former employees and retirees of the Company.



(k) BHLP is a limited partnership the only activity of which is to make private structured investments. The primary limited partner of BHLP is BSC. Each of Messrs. Woods and Lindsay, directors of the Company, and Mr. Michael B. Rothfeld, is a sole shareholder of a corporation that is a manager and controls a family partnership that is a member of the limited liability company that is the sole general partner of BHLP. Mr. Cohen, a director of the Company, also is a member of that limited liability company. That limited liability company is also the sole general partner of six other limited partnerships that hold in the aggregate 4,175,173 additional shares of Common Stock (see footnote (l) below). Mr. Janney is a director of BSC and BSLLC. BSC is a principal limited partner of BHLP and Bessec Holdings, L.P. BSLLC is a principal limited partner of Bessec Holdings, L.P. (see footnote (l) below). In addition, Messrs. Woods, Lindsay and Rothfeld are the sole shareholders of corporations that are the general partners of, and Mr. Cohen is a principal of, the partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Party Transactions". Mr. Woods is the President and Chief Executive Officer of BSLLC and BSC. Each of Messrs. Woods, Lindsay, Rothfeld and Cohen disclaims beneficial ownership of the shares of Common Stock owned or controlled by BHLP and such other limited partnerships.


(l) The share ownership figure for BHLP includes 20,202 shares held by Bessemer Holdings Special Situations, L.P., 1,140,562.5 shares held by BGE Partners, L.P., 1,036,875 shares held by BNE Partners, L.P., 1,140,562.5 shares held by BTE Partners, L.P., 599,500 shares held by BCE Partners, L.P. and 237,471 shares held by Bessec Holdings, L.P., affiliates of BHLP.

(m) The address for BHLP is 630 Fifth Avenue, New York, NY 10111.


(n) Represents in the aggregate 2,587,172.5 shares of Common Stock and warrants to purchase 1,120,551.5 shares of Common Stock owned by the GS Partnerships, of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partner or managing general partner, including (i) 2,532,493 shares of Common Stock and warrants to purchase 1,092,538 shares of Common Stock owned by GS Capital Partners, L.P., (ii) 34,120 shares of Common Stock and warrants to purchase 17,480.5 shares of Common Stock owned by Stone Street Fund 1992, L.P. and (iii) 20,559.5 shares of Common Stock and warrants to purchase 10,533 shares of Common Stock owned by Bridge Street Fund 1992, L.P. The GS Partnerships share voting and investment authority with certain of their affiliates. GS Group disclaims beneficial ownership of the shares owned by the GS Partnerships to the extent interests in such partnerships are owned by persons other than GS Group and its affiliates. If the Underwriters' over-allotment options are exercised in full, the GS Partnerships will sell an additional 382,500 shares of Common Stock and will have 1,861,556 shares of Common Stock after the Offerings, representing 6.3% of the outstanding shares of the Common Stock after the Offerings.


(o) The address for GS Group and the GS Partnerships is 85 Broad Street, New York, NY 10004.


(p) Represents in the aggregate 1,031,145 shares of Common Stock and warrants to purchase 1,712,817.5 shares of Common Stock owned by DLJ International Partners, C.V. and its affiliates, including (i) 1,031,145 shares of Common Stock owned by DLJ International Partners, C.V., (ii) warrants to purchase 942,437 shares of Common Stock owned by DLJ Merchant Banking Partners, L.P.,
    (iii) warrants to purchase 457,867.5 shares of Common Stock owned by DLJ Merchant Banking Funding, Inc. and (iv) warrants to purchase 312,513 shares of Common Stock owned by DLJ First ECS LLC. If the Underwriters' over-allotment options are exercised in full, DLJ International Partners, C.V. and its affiliates will sell an additional 142,774 shares of Common Stock and 237,159 Warrants, which will be redeemed in exchange for 163,895 shares of Common Stock, and DLJ International Partners, C.V. and such affiliates will have no remaining shares of Common Stock or Warrants outstanding after the Offerings.


(q) The address for DLJ International Partners, C.V. is c/o John P. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles, and the address for the other affiliates of DLJSC is 277 Park Avenue, New York, NY 10172.


(r) The share ownership figure for CEA does not include 599,500 shares of Common Stock in which CEA has an indirect ownership interest through its limited partnership interest in BCE Partners, L.P. If the Underwriters' over-allotment options are exercised in full, CEA will sell an additional 123,331 shares of Common Stock and will have 464,440 shares of Common Stock after the Offerings, representing 1.6% of the outstanding shares of Common Stock after the Offerings.


(s) The address for CEA is 380 Madison Avenue, New York, NY 10017.


    With the exception of Mr. Joseph H. Gleberman, the persons listed in the table above under the subheading "Directors, Executive Officers and Principal Stockholders" (other than Bessemer Holdings, L.P.) are all the current directors and executive officers of the Company. Mr. Gleberman, whose address is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, is a current director of the Company but has notified the Board of Directors that, effective prior to the consummation of the Offerings, he will resign from the Board of Directors. Mr. Gleberman does not beneficially own any shares of the Company's Common Stock.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


ADVISORY SERVICES


    The Company incurred advisory fees of approximately $1.0 million for each year during the three-year period ending December 31, 1996, payable to an advisory partnership that is an affiliate of BHLP. Pursuant to an advisory services agreement among Essex International, Essex and the advisory partnership, Essex agreed to pay such affiliate an annual advisory fee of $1.0 million. The agreement is terminable by any party on 30 days prior notice to the other parties. See footnote (k) of "Principal and Selling Stockholders" for a description of the relationship of Messrs. Woods, Lindsay and Cohen, directors of the Company, to such BHLP affiliate.


    Pursuant to an engagement letter dated July 22, 1992, as amended by a letter agreement dated October 9, 1992 (collectively, the "Engagement Letter"), DLJSC and Goldman Sachs acted as underwriters in the offering of the Essex Senior Notes in 1993, and in such capacity received aggregate underwriting discounts and commissions of $5.3 million. The Engagement Letter will terminate effective upon the consummation of the Offerings, other than the indemnification and contribution obligations thereunder.



1996 PRIVATE OFFERING



    In July 1996, the Board of Directors of the Company approved the 1996 Private Offering which consisted of an offering of shares of Common Stock to certain stockholders of the Company and certain limited partnerships affiliated with BH Group at $10.00 per share of Common Stock. BH Group, the GS Partnerships and CEA purchased an aggregate of 5,930,000 shares of Common Stock at that price. DLJ, also a stockholder of the Company, elected not to purchase shares of Common Stock at that price in the 1996 Private Offering. In December 1996, as part of the 1996 Private Offering, certain management employees of the Company, including each executive officer, purchased an aggregate of 437,708.5 shares of Common Stock at $10.00 per share of Common Stock.



WARRANT AGREEMENT



    In connection with the Acquisition, the Company (as successor to B E Acquisition Corporation), the GS Partnerships and DLJ entered into a Warrant Agreement (the "Warrant Agreement"), dated as of October 9, 1992. Set forth below is a summary of certain terms of the Warrant Agreement.This summary does not purport to be complete and is subject to, and is qualified in its entirety by, the Warrant Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used under this caption but not defined have the meanings given to them in the Warrant Agreement.



    NUMBER. Following the Offerings, there will be Warrants outstanding to purchase 237,159 shares of Common Stock (no Warrants will be outstanding if the Underwriters' over-allotment options are exercised in full).



    EXERCISE PRICE. The Warrants are exercisable for a cash payment of $5.72 per share.



    EXERCISABILITY. The Warrants are exercisable at any time prior to their expiration date.



    ANTI-DILUTION PROVISIONS. The Warrant Agreement contains customary anti-dilution provisions, including upon the occurrence of stock dividends or stock splits and stock issuances at less than the Current Market Price (as defined in the Warrant Agreement) or less than the Exercise Price.



    EXPIRATION.  The Warrants expire on October 9, 2004.

THE REDEMPTION



    At or prior to the closing of the Offerings, the GS Partnerships will sell all their Warrants to the Underwriters and DLJ will sell 1,475,658 of its Warrants to the Underwriters, DLJ may also sell up to 237,159 Warrants to the Underwriters in connection with the exercise of the Underwriters' over-allotment options. The Warrants obtained by the Underwriters from the GS Partnerships and from DLJ will be redeemed by the Company at or prior to the closing of the Offerings for a number of shares of Common Stock equal to the number of shares underlying the Warrants reduced by the product of the number of shares underlying the Warrants, and a fraction, the numerator of which is $5.72 per share and the denominator of which is the initial public offering price per share (or 1,794,172 shares, assuming an initial public offering price of $18.50 per share, the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus). All such shares of Common Stock obtained by the Underwriters as a result of the redemption of the Warrants will be offered by the Underwriters in the Offerings. Unless the context otherwise requires, shares of Common Stock sold in the Offerings by the Underwriters as a result of the redemption of Warrants are treated as if the corresponding number of shares of Common Stock were sold by the GS Partnerships or DLJ. The redemption of the Warrants by the Company as described in this paragraph is referred to herein as the "Redemption".



    BH Group, the GS Partnerships, DLJ and CEA have various rights to require the registration of their shares of Common Stock. See "Shares Eligible for Future Sale--Registration Rights".


MANAGEMENT STOCKHOLDERS AGREEMENT

    The members of Essex's management who are stockholders of the Company (each a "Management Stockholder") are each parties to the Management Stockholders and Registration Rights Agreement dated as of October 9, 1992, as amended (the "Management Stockholders Agreement"), which relates to the ownership of their Common Stock. All Common Stock held by a Management Stockholder, whether obtained before, as a result of, or subsequent to, the Offerings, is subject to the Management Stockholders Agreement.

    Set forth below is a summary of certain terms of the Management Stockholders Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by, the Management Stockholders Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    TRANSFER RESTRICTIONS. The Management Stockholders Agreement provides that Management Stockholders may not transfer, sell, assign, pledge, hypothecate or otherwise dispose of (collectively, "Transfer") any of their Common Stock except as provided in the Management Stockholders Agreement. This restriction will expire 90 days after the closing of the Offerings.

    RIGHT OF FIRST REFUSAL. If any Management Stockholder receives a bona fide offer to purchase any of his or her Common Stock, such Management Stockholder may Transfer such Common Stock only after offering such Common Stock first to the Company and then, if not accepted by the Company, to BH Group, in each case on the same terms and conditions as the bona fide offer. This restriction will expire 90 days after the closing of the Offerings.


    TAG-ALONG RIGHTS. Subject to certain exceptions, if at any time BH Group proposes to sell to a third party or parties, directly or indirectly (other than in a public offering), any shares of Common Stock, then provision will be made whereby each Management Stockholder will be given the right to sell an equal proportion of his or her Common Stock to such third party or parties on terms identical to those applicable to such proposed sale.

    PUT OPTIONS. Subject to certain exceptions, including those related to the Company's credit facilities, if any Management Stockholder's employment with the Company is terminated prior to the Offerings, then such Management Stockholder or his or her estate will have the right for one year following the date of termination of employment to sell to the Company (or its designee) any or all shares of Common Stock then held by such Management Stockholder or his or her estate for their fair market value if the termination was due to the death, disability or retirement of the Management Stockholder or for the lower of fair market value and the price paid for the shares of Common Stock by the Management Stockholder, if the termination was for a reason other than the death, disability or retirement of the Management Stockholder.


    REGISTRATION RIGHTS. Management Stockholders have the right to "piggyback" or include their Common Stock in any registration of Common Stock (i) demanded by BH Group or any other stockholder (unless the Company is contractually prohibited from granting such piggyback rights) or (ii) for a primary offering by the Company (other than any registration relating to employee benefit or similar plans or acquisitions of companies by the Company), subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by Management Stockholders would have an adverse effect on the offering. BH Group may demand registration of Common Stock held by it at any time. These provisions will survive the Offerings.

    TERMINATION. The Management Stockholders Agreement (other than with respect to pending purchases and sales) will terminate thirty days following BH Group ceasing to have beneficial ownership of 7,000,000 shares of Common Stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

    The Restated Certificate and the By-laws provide broadly for indemnification of the officers and directors of the Company. The Restated Certificate provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of the provision in the Restated Certificate is to eliminate the right of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recession in the event of a breach of a director's duty of care. The By-laws also provide a broad right of indemnification to the directors, officers, employees and agents of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                          DESCRIPTION OF CAPITAL STOCK

    Upon consummation of the Offerings, the authorized capital stock of the Company will consist of 150,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

PREFERRED STOCK

    No shares of Preferred Stock are currently outstanding and no shares of Preferred Stock will be outstanding immediately after the closing of the Offerings. The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, qualifications, limitations and restrictions of each such series. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power of the holders of Common Stock and that could have certain anti-takeover effects.

COMMON STOCK

    As of December 31, 1996, there were 24,056,557.5 shares of Common Stock outstanding and held of record by approximately 73 stockholders.


    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Such stockholders have no right to cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offerings will be, duly authorized, validly issued, fully paid and nonassessable.



    After the consummation of the Offerings, BH Group will beneficially own approximately 59.0% of the Common Stock (53.6% on a fully diluted basis) or 58.1% (53.2% on a fully diluted basis), assuming that the Underwriters' over-allotment options are exercised in full. As long as BH Group continues to own in the aggregate a large percentage of the outstanding shares of Common Stock, BH Group will have the power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, to prevent or cause a change in control of the Company, and to approve substantially all amendments to the Restated Certificate. See "Risk Factors--Principal Stockholders".


CERTAIN ANTI-TAKEOVER MATTERS

    The Restated Certificate and By-laws will, upon consummation of the Offerings, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include:

    CLASSIFIED BOARD OF DIRECTORS. The Restated Certificate provides for a Board of Directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the Board of Directors. In addition, the stockholders of the Company can only remove directors for cause. The classification of directors and the inability of stockholders to remove directors without cause will make it more difficult to change the composition of the Board of Directors, but will promote a continuity of existing management.

    ADVANCE NOTICE REQUIREMENTS. The By-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders of the Company. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting. The notice must contain certain information specified in the By-laws.


    SPECIAL MEETINGS OF STOCKHOLDERS. The By-laws deny stockholders the right to call a special meeting of stockholders. The By-laws provide that special meetings of the stockholders may be called only by the Company's Chief Executive Officer or a majority of the Board of Directors.



    WRITTEN CONSENT OF STOCKHOLDERS. The Restated Certificate requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, unless the action is approved by a majority of the Board of Directors. In case of such approval, the action may be taken by written consent of the number of stockholders otherwise required for approval of such action, subject to compliance with the notice and other requirements of the Restated Certificate and By-laws.


    AMENDMENT OF BY-LAWS AND CHARTER. The By-laws and the Restated Certificate require the approval of 66 2/3% of the voting shares for amending any By-law or those provisions of the Restated Certificate described in this section. These provisions will make it more difficult to dilute the anti-takeover effects of the By-laws and Restated Certificate.

    BLANK CHECK PREFERRED STOCK. The Restated Certificate provides for 5,000,000 authorized shares of Preferred Stock, none of which has been issued. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Restated Certificate grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors currently does not intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

LISTING


    The Company has made an application to list the Common Stock on the New York Stock Exchange under the symbol "SXC".


TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the Common Stock is The Bank of New
York. Its address is     , and its telephone number is     .

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


RESTATED CREDIT AGREEMENT



    In October 1996, Essex International and Essex entered into the Essex Revolving Credit Agreement with the lenders named therein and The Chase Manhattan Bank, as Administrative Agent. Prior to the Effective Date, the Essex Revolving Credit Agreement will be amended and restated as the Restated Credit Agreement, which amendment and restatement will become effective on the consummation of the Offerings.



    Set forth below is a summary of certain terms of the Restated Credit Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Restated Credit Agreement, which is included as an exhibit to the Registration Statement of which this Prospectus is part. For the purposes of the following discussion, capitalized terms used therein and not otherwise defined have the meanings given to them in the Restated Credit Agreement.



    GENERAL. The Restated Credit Agreement provides for up to $370.0 million in revolving loans, subject to specified percentages of eligible assets and reduced by outstanding borrowings under the Company's Canadian Credit Agreement and unsecured bank lines of credit. The Restated Credit Agreement also provides a $25.0 million letter of credit subfacility and terminates on October 31, 2001. As of December 31, 1996, the Company had outstanding borrowings of $179.9 million under the Essex Revolving Credit Agreement and $61.7 million of undrawn capacity based upon the Borrowing Base at that time of $272.5 million, reduced by outstanding borrowings under (i) the Essex Revolving Credit Agreement ($179.9 million), (ii) unsecured bank lines of credit ($25.0 million) and (iii) the Canadian Credit Agreement ($5.9 million).



    The Restated Credit Agreement is secured by all the capital stock of Essex and substantially all the Company's assets and real property.



    PREPAYMENTS. The Restated Credit Agreement may be repaid by the Company at any time without penalty. The Restated Credit Agreement is subject to mandatory prepayment if certain amounts outstanding under the Restated Credit Agreement exceed the Borrowing Base or the Senior Note Indenture Revolving Credit Incurrence Limit. At December 31, 1996, the Borrowing Base was $272.5 million and the Senior Note Indenture Revolving Credit Incurrence Limit was $269.5 million.



    INTEREST RATE. Loans under the Restated Credit Agreement bear interest at rates, depending on the type of loan incurred, of (i) adjusted LIBOR plus a spread based on certain financial ratios, which spread ranges from 0.375% to 0.500% or (ii) bank prime plus a spread based on certain financial ratios, which spread ranges from 0% to 0.500%. The effective interest rate can be reduced by 0.375% to 1.125%, if certain specified financial conditions are achieved.



    FEES. Commitment fees during the revolving loan period are 0.125%, 0.150%, 0.200%, 0.250%, 0.300%, or 0.375% of the average daily unused portion of the available credit based upon the Company's Leverage Ratio. The Company's Leverage Ratio as of December 31, 1996, was 3.07 to 1.00.


    NEGATIVE COVENANTS. The Company is required to maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities of 2.00 to 1.00. As of December 31, 1996, this ratio was 2.45 to 1.00. The Company is required to maintain Consolidated Net Worth of not less than the sum of, subject to certain adjustments, (a) $80 million, (b) 50% of the Company's Consolidated Net Income,
(c) 100% of the Net Cash Proceeds of any Common Equity Offering by the Company and (d) 100% of any capital contribution made to the Company by one of its stockholders. As of December 31, 1996, the Company's Consolidated Net Worth was $158.7 million or 152% of that required to be maintained.


    The Restated Credit Agreement also requires the maintenance of an Interest Coverage Ratio of not less than 2.00 to 1.00, a Leverage Ratio prior to March 31, 1998, of not more than 5.00 to 1.00 decreasing to 4.00 to 1.00 by March 31, 2000, and a Senior Secured Leverage Ratio prior to March 31, 1998, of not more than 3.00 to 1.00 decreasing to 2.25 to 1.00 by March 31, 2000. As of December 31, 1996, the Company's Interest Coverage Ratio, Leverage Ratio and Senior Secured Leverage Ratio were 3.73 to 1.00, 3.07 to 1.00 and 1.37 to 1.00, respectively.



    The Restated Credit Agreement contains other customary covenants, including covenants on the incurrence of indebtedness, liens and guarantees, mergers, sales of assets, lease obligations, investments and, with certain exceptions, prepayment of indebtedness and transactions with affiliates. Capital Expenditures are generally limited to $40.0 million per year plus any unspent carry over from prior years. The Restated Credit Agreement also restricts the payment of dividends by Essex to the Company and prohibits the payment of dividends by Essex International to its stockholders.



    EVENTS OF DEFAULT. The Restated Credit Agreement contains customary events of default, including a failure to pay principal or interest, a material inaccuracy of a representation or warranty, a failure to comply with certain covenants, a default on other indebtedness in excess of $5.0 million, any Security Document ceasing to be in full force and effect and the entry of certain unbonded or unstayed judgments or decrees against the Company of $2.0 million or more. In addition, it is an event of default (i) if BH Group beneficially owns less than 20%, on a fully diluted basis, of the voting power for the election of directors of the Company, (ii) if any person or group (other than BH Group), has the power to vote a greater percentage of the voting power for the election of directors of the Company than does the BH Group, (iii) if any person or group, other than a group consisting solely of BH Group, DLJ, the GS Partnerships and certain officers or employees of the Company have acquired the power to exercise a controlling influence over the management of policies of the Company or (iv) if a Change of Control (as defined in the Essex Senior Note Indenture) occurs. In the case of an event of default, all revolving credit commitments may terminate and all amounts outstanding under the Essex Revolving Credit Agreement may become due and payable. The Offerings will not trigger an event of default.


SENIOR NOTES


    In May 1993, Essex issued $200 million aggregate principal amount of notes (the "Essex Senior Notes") pursuant to an indenture (the "Essex Senior Note Indenture") between Essex and NBD Bank, National Association, as trustee. Set forth below is a summary of certain terms of the Essex Senior Note Indenture. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Essex Senior Note Indenture, which is included as an exhibit to the Registration Statement of which this Prospectus is part. For the purposes of the following discussion, capitalized terms used therein and not otherwise defined have the meanings given to them in the Essex Senior Note Indenture.


    GENERAL. The Essex Senior Notes bear interest at 10% per annum, payable semiannually and are due in May 2003. The Essex Senior Notes are general unsecured obligations of Essex limited to $200 million aggregate principal amount.

    REDEMPTION. At the option of the Company, the Essex Senior Notes may be redeemed, commencing in May 1998, in whole or in part, at redemption prices ranging from 103.75% in 1998 to 100% in 2001, in each case plus accrued and unpaid interest.


    COVENANTS. The Essex Senior Note Indenture contains customary covenants. The Essex Senior Note Indenture restricts the incurrence of Debt by the Company unless the Company has an EBITDA Coverage Ratio of greater than than 2.0 to 1.0 or unless another exemption is available. At December 31, 1996, the Company had a 3.73 to 1.0 EBITDA Coverage Ratio. The Essex Senior Note Indenture also restricts the issuance of Debt by each of the Company's subsidiaries to the sum of (i) 50% of the book value of such subsidiary's inventory (before giving effect to any LIFO Reserve) and (ii) 80% of the book value of such subsidiary's accounts receivable (subject to certain exceptions). At December 31, 1996,

Essex could have incurred $269.5 million of Debt under such provision. Dividends, distributions and repurchases of capital stock also are limited under the Essex Senior Note Indenture to 50% of the Company's Consolidated Net Income plus the Net Cash Proceeds of certain equity issuances. At December 31, 1996, the Company could not have paid any dividends due to the Limitation on Restricted Payments provision. The Essex Senior Note Indenture also restricts the incurrence of secured debt, sale and leaseback transactions, sales of assets and transactions with affiliates.


    EVENTS OF DEFAULT. The Essex Senior Note Indenture contains customary events of default, including a failure to pay principal or interest, a payment default with respect to, or the acceleration of, other indebtedness in excess of $10.0 million, the entry of certain unstayed judgements in excess of $10.0 million and certain events of bankruptcy or insolvency.


    CHANGE OF CONTROL. Upon a Change in Control (as defined below), each holder of the Essex Senior Notes will have the right to require Essex to repurchase all or any part of such holder's Senior Notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. "Change of Control" is defined in the Essex Senior Note Indenture as (i) the acquisition by any person (other than BH Group, the GS Partnerships, DLJ and certain other stockholders) of more than 35% of the Company's Voting Stock or (ii) during any two-year period, the directors who were on the Company's Board of Directors at the beginning of such period (and any directors elected by, or whose nomination was approved by, the Board) ceasing for any reason to constitute a majority of the Board then in office. The Offerings will not cause a Change of Control (as so defined).

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offerings, the Company will have outstanding 29,718,348 shares of Common Stock. In addition, the Company will have outstanding options granted under the Stock Option Plan to purchase up to 1,685,475 shares of Common Stock (which pursuant to applicable option agreements may be reduced to 1,115,071 shares). All the shares of Common Stock sold in the Offerings will be freely transferable without restriction or further registration under the Securities Act, except those shares owned by "affiliates" of the Company (as such term is defined in Rule 144). The remaining 22,218,348 shares of Common Stock will be "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act or an available exemption therefrom (such as Rule 144). If the Underwriters' over-allotment options are not exercised in full, there will be up to 237,159 Warrants outstanding after the completion of the Offerings. These Warrants will be transferable, subject to the lock-up arrangements described below, immediately after the Offerings, without restriction pursuant to Rule 144(k). Any shares of Common Stock received upon exercise of the Warrants for cash will constitute "restricted securities", but will be entitled to the benefits of the registration rights described below under "Registration Rights--Other Initial Shareholders". Any shares of Common Stock received upon any "cashless exercise" or other redemption of the Warrants (I.E., by the surrender of Warrants with a value equal to the exercise price) will, subject to the lock-up arrangements described below, be transferable without restriction pursuant to Rule 144(k). There will also be 1,685,475 shares of Common Stock subject to vested options (which pursuant to applicable option agreements may be reduced to 1,115,071 shares) that, subject to the lock-up arrangements described below will be transferable 90 days after the Effective Date pursuant to Rule 701. The Company and its directors and executive officers, certain of its employees, BH Group and the Selling Stockholders have agreed, subject to certain exceptions, not to sell, offer or agree to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, any security substantially similar to the Common Stock or any security exchangeable for, or convertible into, shares of Common Stock or any such substantially similar security for a period of at least 180 days after the date of this Prospectus, without the prior written consent of Goldman Sachs. Additionally, each stockholder (other than BHLP and certain of its affiliates) has agreed not to sell any of its Common Stock for 90 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), pursuant to either the Management Stockholders Agreement or the Registration Rights Agreement.



    In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose securities are aggregated) who (together with predecessor holders who were not affiliates) has beneficially owned shares of Common Stock that are treated as restricted securities for at least one year from the date such shares were acquired from the Company or an affiliate thereof, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed with the Commission under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirement) in order to sell shares of Common Stock that are not restricted securities (such as shares acquired by affiliates in the public market). Commencing two years after the acquisition of restricted securities from the Company or an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to such sale would be entitled, pursuant to Rule 144(k), to sell such securities immediately without regard to the volume limitations and other conditions described above.


    Any employee, officer or director of the Company who acquired his or her shares prior to the Effective Date at a time when the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or who holds vested options as of the Effective Date, pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Effective Date.


    Excluding the shares of Common Stock offered pursuant to the Offerings, 22,218,348 shares of Common Stock are outstanding and were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and thus are restricted securities within the meaning of Rule 144. None of these shares of Common Stock will be eligible for sale in the public market immediately upon the Effective Date due to "lock-up" provisions in the Registration Rights Agreement, the Management Stockholders Agreement and "lock-up" agreements with the Underwriters. Beginning 90 days after the Effective Date, approximately 1,836,936 of the restricted shares (including 865,942 shares subject to vested options) will become eligible for sale subject to the provisions of Rule 144 and Rule 701 (all of which will be eligible, under Rule 144(k), for sale without limitation as to volume or manner of sale), upon the expiration of agreements not to sell such shares entered into between the Company and holders of such stock. In addition, beginning 180 days after the date of this Prospectus, approximately 15,758,774 of the restricted shares (including 249,129 shares subject to vested options) will become eligible for sale subject to the provisions of Rule 144 and Rule 701 (3,510,609.5 of which will be eligible, under Rule 701 and Rule 144(k), for sale without limitation as to volume or manner of sale (including 249,129 shares subject to vested options)), upon the expiration of agreements not to sell such shares entered into between Underwriters and holders of such stock.



    The Company intends to file a Registration Statement on Form S-8 covering all shares of Common Stock issuable under the Stock Option Plan (an aggregate of 1,034,844 shares as of the date of this Prospectus). Any shares issued upon exercise of outstanding options will be eligible for sale in the public market after the effective date of such Registration Statement, subject to any contractual restrictions.



    In connection with the 1996 Private Offering, the Company issued 6,367,708.5 shares of Common Stock. All such shares are restricted securities. Pursuant to Rule 144, 5,300,000 shares will be available for sale in the public market, subject to the restrictions of Rule 144, on July 3, 1997, and 437,708.5 shares will be available for sale in the public market, subject to the restrictions of Rule 144, on December 27, 1997. The remaining 630,000 shares will be sold in the Offerings.


    In addition, during fiscal 1996, the Company issued options to certain employees under the Stock Option Plan to purchase approximately 462,500 shares of Common Stock. All such options are subject to a vesting schedule that provides for vesting (i) in full on the third anniversary of the date the options were granted, (ii) in full upon the death, retirement or disability of the optionee and (iii) in part, upon certain sales of Common Stock by significant stockholders. See "Management--Stock Option Plan".

    On January 30, 1997, the Company issued options to certain employees under the Stock Option Plan to purchase approximately 730,000 shares of Common Stock. Such options were granted in connection with the Company's 1996 performance and to maintain management's equity interest in the Company as a result of the increase in total Common Stock outstanding following the 1996 Private Offering. All such options are subject to a vesting schedule that provides for vesting (i) in full on the first anniversary of the date the options were granted, (ii) in full upon the death, retirement or disability of the optionee and (iii) in part, upon certain sales of Common Stock by significant stockholders. See "Management--Stock Option Plan".

    Prior to the Offerings, there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that future public sales of shares or the availability of shares for future sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of equity securities.


    As a result of the ability of BH Group, the GS Partnerships and DLJ and in certain circumstances, CEA to require the Company to register any or all of their shares in certain circumstances means that all their 20,522,765 shares of Common Stock and 237,159 Warrants could be available for sale in the public market as early as 180 days after the date of this Prospectus. While stockholders subject to the Management Stockholders Agreement do not have demand registration rights thereunder, their ability to piggyback on other registered offerings means that all their 1,710,095.5 shares of Common Stock could be available for sale in the public market as early as 180 days after the date of this Prospectus.


REGISTRATION RIGHTS

    BH GROUP

    Pursuant to the Management Stockholders Agreement, BH Group has the right to require that the Company register any or all of its shares of Common Stock in a registered offering pursuant to the Securities Act. Expenses, other than underwriters discounts and commissions, incurred in connection with such registration are to be paid by the Company. The Company also is required to indemnify BH Group against certain liabilities, including liabilities arising under the Securities Act. BH Group is not restricted in the number of times it may require the Company to register its shares of Common Stock.

    Pursuant to a Registration Rights Agreement to be entered into prior to the Offerings (the "BH Group Registration Rights Agreement"), between BH Group and the Company, BH Group will have the right to require the Company, at the Company's expense, to prepare and file with the SEC and keep continuously effective, a "shelf" registration statement covering offers and sales in accordance with Rule 415 of the Securities Act, or any similar rule that may be adopted by the SEC, that covers some or all of BH Group's Common Stock. The Company also will be required to indemnify BH Group against certain liabilities, including liabilities arising under the Securities Act.


    After the consummation of the Offerings, it is expected that the BH Group Registration Rights Agreement will cover 17,548,166 shares of Common Stock.


    OTHER INITIAL SHAREHOLDERS

    In connection with the Acquisition, DLJ, the GS Partnerships and CEA (together with certain transferees, the "Other Initial Shareholders") entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Set forth below is a summary of certain terms of the Registration Rights Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Registration Rights Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


    DEMAND REGISTRATION RIGHTS. Pursuant to the Registration Rights Agreement, the GS Partnerships and DLJ each have the ability to require (a "Demand") the Company to register any or all of the shares of Common Stock or Warrants held by it in a public offering pursuant to the Securities Act. The GS Partnerships (collectively) and DLJ each have the right to make two Demands plus an additional Demand where the offering includes 10% of the Common Shares outstanding immediately after the Acquisition having an aggregate offering price of at least $35 million. Under certain circumstances, the number of shares and aggregate price requirements discussed in the immediately preceding sentence can be reduced to 7.5% of the Common Stock outstanding immediately after the Acquisition having an aggregate offering price of at least $26.25 million. Demand registrations are subject to the right of the managing underwriter to restrict the size of the registration if the number of shares and, if applicable, Warrants, requested to be sold could not be sold within a price range acceptable to the selling stockholders.

    PIGGYBACK REGISTRATION RIGHTS. Pursuant to the Registration Rights Agreement, the Other Initial Shareholders have the right to "piggyback" or include their Common Stock in any registration of Common Stock made by the Company, subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by the piggyback stockholders would have an adverse effect on the offering.



    The Registration Rights Agreement also provides that the Other Initial Shareholders have the right to piggyback or include their Warrants in any registration made by the Company of warrants to purchase Common Stock, and as of October 9, 1997, the right to piggyback their Warrants in any registration of Common Stock made by the Company, subject in each case to the right of the managing underwriter to restrict the size of the registration if the number of Warrants and shares requested to be sold by the piggyback stockholders would have an adverse effect on the offering.



    EXPENSES. Expenses, other than underwriters discounts and commissions, incurred in connection with such Demand or piggyback registration pursuant to the Registration Rights Agreement are to be paid by the Company. The Company also has agreed to indemnify the Other Initial Shareholders against certain liabilities, including those arising under the Securities Act.



    SHARES COVERED. After the consummation of the Offerings, the Demand registration rights in the Registration Rights Agreement will cover 2,386,830 shares of Common Stock and Warrants to purchase 237,159 shares of Common Stock and the "piggyback" rights in such agreement will cover such shares plus an additional 587,771 shares of Common Stock.


    PIGGYBACK REGISTRATION RIGHTS


    Pursuant to the Management Stockholders Agreement, Management Stockholders have the right to "piggyback" or include certain of their Common Stock in any registration of Common Stock (i) demanded by BH Group (unless the Company is contractually prohibited from granting such piggyback rights) or (ii) for a primary offering by the Company (other than any registration relating to employee benefit or similar plans or acquisitions of companies by the Company), subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by Management Stockholders would have an adverse effect on the offering. Expenses, other than underwriters discounts and commissions, incurred in connection with the piggyback registration are to be paid by the Company.



    After the consummation of the Offerings, the "piggyback" rights in the Management Stockholders Agreement will cover 1,695,582 shares of Common Stock.


                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

    The following is a general discussion of United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"), as defined below. This discussion does not address all aspects of United States Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future U.S. Federal income and estate tax consequences of holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For purposes of this summary, a "U.S. Holder" with respect to Common Stock is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof (including the District of Columbia), or (iii) an estate or trust the income of which is includable in gross income for United States Federal income tax purposes regardless of its source and a "Non-U.S. Holder" is any person other than a U.S. Holder.


DISTRIBUTIONS

    Distributions on the shares of Common Stock (other than distributions in redemption of the shares of Common Stock subject to section 302(b) of the Code) will constitute dividends for Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under Federal income tax principles). Dividends paid to a Non-U.S. Holder of Common Stock that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Moreover, under United States Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for Federal income tax purposes. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. Holder, are exempt from United States Federal withholding tax but are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such dividends effectively connected with the conduct of a trade or business within the U.S. or attributable to a U.S. permanent establishment received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income or permanent establishment exemptions.

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations") not currently in effect, however, a Non-U.S. Holder of Common Stock would be required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The Proposed Regulations would require a Non-U.S. Holder to file a beneficial owner withholding certificate, e.g., a Form W-8, to obtain the lower treaty rate. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. The Proposed Regulations would apply to dividends paid after December 31, 1997, subject to certain transitional rules. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

    A Non-U.S. Holder of Common Stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder will generally not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes at any time during the five-year period ending on the date of the disposition, or, if shorter, the period during which the Non-U.S. Holder held the Common Stock (the "applicable period"), and the Non-U.S. Holder owns, actually or constructively, at any time during the applicable period more than five percent of the Common Stock. The Company believes that it is not currently a "U.S. real property holding corporation" for Federal income tax purposes.

FEDERAL ESTATE TAX

    Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a U.S. trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or that are exempt from such withholding because such dividends constitute effectively connected income. See discussion under "Distributions" above for rules regarding Proposed Regulations reporting requirements to avoid backup withholding. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the United States where that broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by certain United States shareholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

    Amounts withheld under the backup withholding rules do not constitute a separate United States Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

    THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE

URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a registration statement on Form S-1 (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act"), covering the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement (including the exhibits and schedules thereto) filed with the Commission by the Company may be inspected and copied (as prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission maintained at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or through the World Wide Web (http:// www.sec.gov). The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its stockholders with annual reports containing audited financial statements certified by its independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                         INDEX TO FINANCIAL STATEMENTS

BCP/ESSEX HOLDINGS INC.

  Report of Independent Auditors.....................................................        F-2

  Consolidated Balance Sheets as of December 31, 1996 and 1995.......................        F-3

  Consolidated Statements of Income for each of the three years in the period ended
    December 31, 1996................................................................        F-4

  Consolidated Statements of Cash Flows for each of the three years in the period
    ended December 31, 1996..........................................................        F-5

  Notes to Consolidated Financial Statements.........................................        F-6

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
BCP/Essex Holdings Inc.

    We have audited the accompanying consolidated balance sheets of BCP/Essex Holdings Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BCP/Essex Holdings Inc. at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Indianapolis, Indiana
January 28, 1997, except for Note 13,
as to which the date is             , 1997.

    The foregoing report is in the form that will be signed upon the completion of the recapitalization described in Note 13 to the consolidated financial statements.

                                          /S/ ERNST & YOUNG LLP


Indianapolis, Indiana
March 26, 1997

                            BCP/ESSEX HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS
                            IN THOUSANDS OF DOLLARS


                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1995       1996
                                                                       ---------  ---------
                                          ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   3,195  $   4,429
  Accounts receivable (net of allowance of $3,930 and $5,239)........    154,584    189,717
  Inventories........................................................    166,076    217,643
  Other current assets...............................................     10,545     12,147
                                                                       ---------  ---------
    Total current assets.............................................    334,400    423,936

Property, plant and equipment, net...................................    270,546    280,489
Excess of cost over net assets acquired (net of accumulated
  amortization of $13,221 and $17,388)...............................    129,943    126,619
Other intangible assets and deferred costs (net of accumulated
  amortization of $3,102 and $4,501).................................      9,187      7,417
Other assets.........................................................      1,987      4,294
                                                                       ---------  ---------
                                                                       $ 746,063  $ 842,755
                                                                       ---------  ---------
                                                                       ---------  ---------
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank..............................................  $  11,760  $  30,913
  Current portion of long-term debt..................................     24,734     11,576
  Accounts payable...................................................     66,797     71,243
  Accrued liabilities................................................     44,598     63,346
  Deferred income taxes..............................................     15,345     15,151
                                                                       ---------  ---------
    Total current liabilities........................................    163,234    192,229

Long-term debt.......................................................    388,016    421,340
Deferred income taxes................................................     66,809     58,043
Other long-term liabilities..........................................     10,081     12,427
Redeemable preferred stock ($0.01 par value, shares outstanding,
  1995-- 2,033,782 and 1996--none)...................................     48,820         --
Common stock subject to put ($0.01 par value, shares outstanding,
  1995--840,393 and 1996--1,262,602).................................      4,803     12,626
Stockholders' equity:
  Class A common stock ($0.01 par value, shares outstanding,
    1995--16,818,707 and 1996--22,194,455.5).........................        168        222
  Class B common stock ($0.01 par value, shares outstanding,
    1995--none and 1996--599,500)....................................         --          6
  Additional paid in capital.........................................     85,779    133,526
  Carryover of Predecessor basis.....................................    (15,259)   (15,259)
  Retained earnings (deficit)........................................     (6,388)    27,595
                                                                       ---------  ---------
    Total stockholders' equity.......................................     64,300    146,090
                                                                       ---------  ---------
                                                                       $ 746,063  $ 842,755
                                                                       ---------  ---------
                                                                       ---------  ---------


                 See Notes to Consolidated Financial Statements

                            BCP/ESSEX HOLDINGS INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                      IN THOUSANDS OF DOLLARS, EXCEPT FOR
                                   SHARE DATA


                                                            YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                        1994          1995          1996
                                                     ----------  --------------  ----------
  Net sales........................................  $1,010,075   $  1,201,650   $1,332,049
  Cost of goods sold...............................     846,611      1,030,511    1,102,460
  Selling and administrative expenses..............      85,209         93,401      121,054
  Other expense, net...............................       1,114          1,032        2,045
                                                     ----------  --------------  ----------
  Income from operations...........................      77,141         76,706      106,490

  Interest expense.................................      60,155         49,055       39,994
                                                     ----------  --------------  ----------
  Income before income taxes and extraordinary
    charge.........................................      16,986         27,651       66,496
  Provision for income taxes.......................       9,500         14,380       28,988
                                                     ----------  --------------  ----------
  Income before extraordinary charge...............       7,486         13,271       37,508
  Extraordinary charge--debt retirement, net of
    income tax benefit.............................      --              2,971        1,183
                                                     ----------  --------------  ----------

  Net income.......................................  $    7,486   $     10,300   $   36,325
                                                     ----------  --------------  ----------
                                                     ----------  --------------  ----------

  Net income.......................................  $    7,486   $     10,300   $   36,325
  Preferred stock redemption premium...............      --            --            (4,185)
  Preferred stock dividend requirement.............      (6,008)        (6,962)      (4,248)
  Accretion of preferred stock.....................        (687)          (703)      (2,024)
                                                     ----------  --------------  ----------
  Net income applicable to common stock............  $      791   $      2,635   $   25,868
                                                     ----------  --------------  ----------
                                                     ----------  --------------  ----------
  Income per share:
  Income before extraordinary charge...............  $      .27   $        .48   $     1.33
  Extraordinary charge.............................      --               (.11)        (.04)
                                                     ----------  --------------  ----------
  Net income.......................................  $      .27   $        .37   $     1.29
                                                     ----------  --------------  ----------
                                                     ----------  --------------  ----------


                 See Notes to Consolidated Financial Statements

                            BCP/ESSEX HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            IN THOUSANDS OF DOLLARS

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1994       1995       1996
                                                            ---------  ---------  ---------
OPERATING ACTIVITIES
  Net income..............................................  $   7,486  $  10,300  $  36,325
  Adjustments to reconcile net income to cash provided by
    operating activities:
    Depreciation and amortization.........................     31,420     34,205     33,944
    Non cash interest expense.............................     38,813     16,466      1,935
    Non cash pension expense..............................      2,328      1,947      3,021
    Provision for losses on accounts receivable...........      1,332        676      1,175
    Provision (benefit) for deferred income taxes.........     (8,388)       486     (7,417)
    Loss on disposal of property, plant and equipment.....      1,354      2,610      1,679
    Loss on repurchase of debt............................        187      4,951      1,971
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable..........    (27,160)   (10,665)     6,288
      (Increase) decrease in inventories..................     (4,515)     3,762    (16,109)
      Increase in accounts payable and accrued
        liabilities.......................................      6,837     15,193      6,531
      Net (increase) decrease in other assets and
        liabilities.......................................     (8,022)     9,823     (4,762)
                                                            ---------  ---------  ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES...........     41,672     89,754     64,581
                                                            ---------  ---------  ---------
INVESTING ACTIVITIES
  Additions to property, plant and equipment..............    (30,109)   (28,555)   (25,569)
  Proceeds from disposal of property, plant and
    equipment.............................................        227      2,419        533
  Acquisitions............................................     --        (24,934)   (79,395)
  Other investments.......................................       (236)      (459)      (285)
  Issuance of equity interest in a subsidiary.............     --          1,063     --
                                                            ---------  ---------  ---------
      NET CASH USED FOR INVESTING ACTIVITIES..............    (30,118)   (50,466)  (104,716)
                                                            ---------  ---------  ---------
FINANCING ACTIVITIES
  Proceeds from long term debt............................    106,000    428,390    493,900
  Repayment of long term debt.............................   (106,396)  (215,640)  (473,734)
  Proceeds from notes payable to banks....................     --        160,030    537,550
  Repayment of notes payable to banks.....................     --       (148,270)  (518,397)
  Repurchase of debentures................................     (4,745)  (272,850)    --
  Debt issuance costs.....................................     --         (4,691)    (2,350)
  Proceeds from exercised stock options...................         21     --         --
  Preferred stock redemption..............................     --         --        (59,277)
  Common stock issuance...................................     --         --         63,677
                                                            ---------  ---------  ---------
      NET CASH PROVIDED BY (USED FOR) FINANCING
        ACTIVITIES........................................     (5,120)   (53,031)    41,369
                                                            ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......      6,434    (13,743)     1,234
Cash and cash equivalents at beginning of year............     10,504     16,938      3,195
                                                            ---------  ---------  ---------
Cash and cash equivalents at end of year..................  $  16,938  $   3,195  $   4,429
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

                 See Notes to Consolidated Financial Statements

                            BCP/ESSEX HOLDINGS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      (IN THOUSANDS OF DOLLARS, EXCEPT PER
                                  SHARE DATA)

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES

ACQUISITION OF ESSEX AND THE COMPANY

    On February 29, 1988, MS/Essex Holdings Inc. ("Predecessor" or "the Company"), acquired Essex Group, Inc. ("Essex") from United Technologies Corporation ("UTC") (the "1988 Acquisition"). The outstanding common stock of the Company was beneficially owned by The Morgan Stanley Leveraged Equity Fund II, L.P., certain directors and members of management of the Company and Essex, and others.

    On October 9, 1992, the Company was acquired (the "Acquisition") by merger (the "Merger") of BE Acquisition Corporation ("BE") with and into the Company with the Company surviving under the name BCP/Essex Holdings Inc. ("Successor" or "the Company"). BE was a newly organized Delaware corporation formed for the purpose of effecting the Acquisition. Shareholders of BE included Bessemer Holdings, L.P. (an affiliate and successor in interest to Bessemer Capital Partners, L.P. ("BHLP")), management and other employees of Essex and certain other investors. As a result of the Merger, the stockholders of BE became stockholders of the Company. The effects of the Acquisition and Merger resulted in a new basis of accounting reflecting estimated fair values for assets and liabilities as of October 1, 1992. However, to the extent that the Company's management had a continuing investment interest in the Company's common stock, such fair values and contributed stockholders' equity (denoted as carryover of Predecessor basis on the Consolidated Balance Sheets) were reduced proportionately to reflect the continuing interest (approximately 10%) at the prior historical cost basis.

ACQUISITION OF BUSINESS

    On October 31, 1996, Essex acquired substantially all of the assets and certain liabilities of Triangle Wire and Cable, Inc. of Lincoln, Rhode Island and its Canadian affiliate, FLI Royal Wire and Cable ("Triangle"), related to the sales, marketing, manufacturing and distribution of electrical wire and cable. The acquisition included four manufacturing facilities which produce a broad range of building and industrial wire and cable. The total purchase price for the net assets of Triangle, including acquisition costs, was $71,764. The acquisition was financed from proceeds received under Essex' revolving credit agreement.

    The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of Triangle for the two-month period ended December 31, 1996 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The allocation of the purchase price, which is preliminary, is summarized as follows:

Current assets....................................................  $  73,343
Property, plant and equipment.....................................     14,181
Current liabilities...............................................    (17,304)
Deferred taxes....................................................      1,544
                                                                    ---------
                                                                    $  71,764
                                                                    ---------
                                                                    ---------

                            BCP/ESSEX HOLDINGS INC.

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following unaudited pro forma consolidated financial information for the Company for 1995 and 1996 are presented assuming the acquisition had occurred on January 1, 1995:


                                                        1995        1996
                                                     ----------  ----------
Net sales..........................................  $1,505,196  $1,561,224
Income before extraordinary charge.................      11,809      40,049
Net income.........................................       8,838      38,866
Net income per share...............................  $      .32  $     1.38


    The pro forma consolidated financial information does not purport to present what the Company's consolidated results of operations would actually have been if the acquisition had occurred on January 1, 1995 and is not intended to project future results of operations.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Essex and Essex' majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company is a holding company with no operations and has virtually no assets other than its ownership of all the outstanding stock of Essex.

USE OF ESTIMATES

    The consolidated financial statements were prepared in conformity with generally accepted accounting principles thereby requiring management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

    The Company, through Essex, operates in one industry segment. Essex develops, manufactures and markets electrical wire and cable and insulation products. Essex' principal products in order of revenue are: building wire for the construction industry; magnet wire for electromechanical devices such as motors, transformers and electrical controls; voice and data communication wire and cable; automotive wire and specialty wiring assemblies for automobiles and trucks; and industrial wire for applications in construction, appliances and recreational vehicles. Essex' customers are principally located throughout the United States, without significant concentration in any one region or any one customer. Essex performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

CASH AND CASH EQUIVALENTS

    All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

INVENTORIES

    Inventories are stated at cost, determined principally on the last-in, first-out ("LIFO") method, which is not in excess of market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and depreciated over estimated useful lives using the straight-line method.

                            BCP/ESSEX HOLDINGS INC.

NOTE 1 ACQUISITIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INVESTMENTS IN JOINT VENTURE

    Investments in joint ventures are stated at cost adjusted for the Company's share of undistributed earnings or losses.

EXCESS OF COST OVER NET ASSETS ACQUIRED

    Excess of cost over net assets acquired primarily represents the excess of the Company's purchase price over the fair value of the net assets acquired in the Acquisition, and is being amortized by the straight-line method over 35 years. The Company's excess of cost over net assets acquired is assessed for potential impairment whenever existing facts and circumstances indicate the carrying value of those assets may not be recoverable. The assessment process consists of estimating the future undiscounted cash flows of the businesses for which the excess of cost over net assets acquired relates and comparing the resultant amount to their carrying value to determine if an impairment has occurred. If an impairment has occurred, an impairment loss would be recognized for the excess of the carrying value over the fair value, as measured on a discounted cash flow basis, of the excess of cost over net assets acquired.

OTHER INTANGIBLE ASSETS AND DEFERRED COSTS

    Other intangible assets and deferred costs consist primarily of deferred debt issuance costs and are being amortized over the lives of the applicable debt instruments using the straight line or bonds outstanding method and charged to operations as additional interest expense.

OTHER LONG-TERM LIABILITIES

    Other long-term liabilities consist primarily of accrued liabilities under the Essex sponsored defined benefit pension plans for salaried and hourly employees and the supplemental executive retirement plan.

RECOGNITION OF REVENUE

    Substantially all revenue is recognized at the time the product is shipped.

NET INCOME PER SHARE

    Per share data is computed based upon the weighted average number of common and common equivalent shares outstanding for all periods presented. Common equivalent shares include outstanding stock options and warrants. Common equivalent shares are not included in the per share calculation where the effect of their inclusion would be antidilutive, except that, in accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period immediately preceding the filing of the proposed initial public offering have been included in the calculation of income per common and common equivalent share as if they were outstanding for all periods, using the treasury stock method and an assumed initial public offering price.

RECLASSIFICATION

    Certain 1994 and 1995 amounts have been reclassified to conform with the current year presentation.

                            BCP/ESSEX HOLDINGS INC.

NOTE 2 INVENTORIES

    The components of inventories are as follows:

                                                            DECEMBER 31,
                                                        --------------------
                                                          1995       1996
                                                        ---------  ---------
Finished goods........................................  $ 146,821  $ 171,213
Raw materials and work in process.....................     52,366     56,840
                                                        ---------  ---------
                                                          199,187    228,053
LIFO reserve..........................................    (33,111)   (10,410)
                                                        ---------  ---------
                                                        $ 166,076  $ 217,643
                                                        ---------  ---------
                                                        ---------  ---------

    Principal elements of cost included in inventories are copper, other purchased materials, direct labor and manufacturing overhead. Inventories valued using the LIFO method amounted to $161,449 and $210,454 at December 31, 1995 and 1996, respectively.

NOTE 3 PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment are as follows:

                                                            DECEMBER 31,
                                                        --------------------
                                                          1995       1996
                                                        ---------  ---------
Land..................................................  $   8,877  $   9,386
Buildings and improvements............................     87,704     95,600
Machinery and equipment...............................    240,257    272,621
Construction in process...............................     18,049     14,990
                                                        ---------  ---------
                                                          354,887    392,597
Less accumulated depreciation.........................     84,341    112,108
                                                        ---------  ---------
                                                        $ 270,546  $ 280,489
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 4 ACCRUED LIABILITIES

    Accrued liabilities include the following:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           ---------  ---------
Salaries, wages and employee benefits....................  $  15,566  $  20,271
Amounts due customers....................................      5,860     11,381
Other....................................................     23,172     31,694
                                                           ---------  ---------
                                                           $  44,598  $  63,346
                                                           ---------  ---------
                                                           ---------  ---------

                            BCP/ESSEX HOLDINGS INC.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consist of the following:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           ---------  ---------
Bank lines of credit.....................................  $  11,760  $  25,000
Canadian credit facility.................................     --          5,913
                                                           ---------  ---------
                                                           $  11,760  $  30,913
                                                           ---------  ---------
                                                           ---------  ---------

Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                        --------------------
                                                          1995       1996
                                                        ---------  ---------
10% Senior notes......................................  $ 200,000  $ 200,000
Revolving loan........................................    135,000    179,900
Term loan.............................................     54,000     31,766
Lease obligation......................................     23,750     21,250
                                                        ---------  ---------
                                                          412,750    432,916
Less current portion..................................     24,734     11,576
                                                        ---------  ---------
                                                        $ 388,016  $ 421,340
                                                        ---------  ---------
                                                        ---------  ---------

ESSEX BANK FINANCING

    In connection with the Triangle acquisition, Essex terminated its former revolving credit agreement dated as of April 12, 1995 (the "Former Essex Revolving Credit Agreement") and entered into a new revolving credit agreement, dated October 31, 1996, by and among Essex, the Company, the Lenders named therein, and The Chase Manhattan Bank, as administrative agent (the "Essex Revolving Credit Agreement"). The Essex Revolving Credit Agreement expires in 2001 and provides for up to $370,000 in revolving loans, subject to specified percentages of eligible assets, reduced by outstanding borrowings under Essex' Canadian credit agreement and unsecured bank lines of credit ($5,913 and $25,000, respectively, at December 31, 1996), as described below. Essex recognized an extraordinary charge of $1,183 ($1,971 before applicable income tax benefit) in 1996 for the write-off of unamortized deferred debt expense associated with the termination of the Former Essex Revolving Credit Agreement. Essex Revolving Credit Agreement loans bear floating rates of interest, at Essex' option, at bank prime plus 1.25% or a reserve adjusted Eurodollar rate (LIBOR) plus 2.25%. The effective interest rate can be reduced by 0.25% to 1.50%, in 0.25% increments, if certain specified financial conditions are achieved. Commitment fees during the revolving loan period are .250%, .375% or
 .5% of the average daily unused portion of the available credit based upon certain specified financial conditions. At December 31, 1995 and 1996, the incremental borrowing rate under the Former Essex Revolving Credit Agreement and the Essex Revolving Credit Agreement, including applicable margins, approximated 9.00% and 8.75%, respectively. Indebtedness under the Essex Revolving Credit Agreement is guaranteed by the Company and all of Essex' subsidiaries, and is secured by a pledge of the capital stock of Essex and its subsidiaries and by a first lien on substantially all assets.

    The Essex Revolving Credit Agreement also provides a $25,000 letter of credit subfacility. Essex' ability to borrow under the Essex Revolving Credit Agreement is restricted by the financial covenants

                            BCP/ESSEX HOLDINGS INC.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED) contained therein as well as those contained in the Essex Term Loan, as defined in the second succeeding paragraph, and by certain debt limitation covenants contained in the indenture under which the 10% Senior Notes due 2003 (the "Essex Senior Notes") were issued (the "Essex Senior Note Indenture").

    The Essex Revolving Credit Agreement contains various covenants which include, among other things: (a) the maintenance of certain financial ratios and compliance with certain financial tests and limitations; (b) limitations on investments and capital expenditures; (c) limitations on cash dividends paid; and (d) limitations on leases and the sale of assets. Through December 31, 1996, Essex fully complied with all of the financial ratios and covenants contained in the Essex Revolving Credit Agreement.

    Essex and its subsidiaries also maintain three additional credit facilities consisting of: (i) a $60.0 million senior unsecured note agreement, dated as of April 12, 1995 by and among Essex, the Company, as guarantor, the lenders named therein and The Chase Manhattan Bank, as administrative agent the ("Essex Term Loan"); (ii) a $25.0 million agreement and lease dated as of April 12, 1995 by and between Essex and Mellon Financial Services Corporation #3 (the "Essex Sale and Leaseback Agreement"); and (iii) a $12.0 million (Canadian dollar) credit agreement by and between an Essex subsidiary and a Canadian chartered bank (the "Canadian Credit Agreement").

    On May 12, 1995 Essex borrowed the full amount available under the Essex Term Loan and the Essex Sale and Leaseback Agreement. These funds, together with available cash and borrowings under the Former Essex Revolving Credit Agreement, were paid to the Company in the form of a cash dividend ($238,748) and repayment of a portion of an intercompany liability ($34,102) totaling $272,850. The Company applied such funds to redeem all of its outstanding 16% Senior Discount Debentures due 2004 (the "Debentures") at 100% of their principal amount of $272,850 on May 15, 1995. In connection with the Debenture redemption, Essex terminated its previous credit agreement and recognized an extraordinary charge of $2,971 ($4,951 before applicable income tax benefit) in the second quarter 1995 for the write-off of unamortized deferred debt expense.

    The Essex Term Loan provides an aggregate $60.0 million in term loans, and is to be repaid in 20 equal quarterly installments, subject to the loan's excess cash provision, through May 15, 2000. The Essex Term Loan bears floating rates of interest at bank prime plus 2.75% or LIBOR plus 3.75%. The Essex Term Loan requires 50% of excess cash, as defined, to be applied against the outstanding term loan balance. The 1996 excess cash repayment of $12.4 million, based on 1995 results, resulted in remaining principal payments of 17 equal quarterly installments of $2.3 million. Amounts repaid with respect to the excess cash provisions may not be reborrowed. There are no requirements for an excess cash payment to be made for 1996 results.

    The Essex Sale and Leaseback Agreement provides $25,000 for the sale and leaseback of certain of Essex' fixed assets. The Essex Sale and Leaseback Agreement has a seven-year term expiring in May 2002. The principal component of the rental is paid quarterly, with the amount of each of the first 27 payments equal to 2.5% of lessor's cost of the equipment, and the balance is due at the final payment. The interest component is paid on the unpaid principal balance and is calculated by lessor at LIBOR plus 2.5%. The effective interest rate can be reduced by 0.25% to 1.125% if certain specified financial conditions are achieved. The fixed assets subject to the Essex Sale and Leaseback Agreement (all of which are machinery and equipment) are included in property, plant and equipment in the Consolidated

                            BCP/ESSEX HOLDINGS INC.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)
Balance Sheets and have a gross cost of $30,882 and accumulated amortization of $4,139 at December 31, 1996.

    Borrowings under the Canadian Credit Agreement are restricted to meeting the working capital requirements of the subsidiary and are collateralized by the subsidiary's accounts receivable. As of December 31, 1996, $5.9 million was outstanding under the Canadian Credit Agreement and denoted as notes payable to banks in the Consolidated Balance Sheets. The Canadian Credit Agreement bears interest at rates similar to the Essex Revolving Credit Agreement and terminates one year from its effective date of May 30, 1996, although it may be extended for successive one year periods upon the mutual consent of the subsidiary and lending bank.

    Essex also has bank lines of credit which provide unsecured borrowings for working capital of up to $25,000 of which $11,760 and $25,000 were outstanding at December 31, 1995 and 1996, respectively, and denoted as notes payable to banks in the Consolidated Balance Sheets. These lines of credit bear interest at rates subject to agreement between Essex and the lending banks. At December 31, 1995 and 1996 such rates of interest averaged 6.7% and 7.6%, respectively.

ESSEX SENIOR NOTES

    At December 31, 1995 and 1996, $200,000 aggregate principal amount of the Essex Senior Notes were outstanding. The Essex Senior Notes bear interest at 10% per annum payable semiannually and are due in May 2003. The Essex Senior Notes rank PARI PASSU in right of payment with all other senior indebtedness of Essex. To the extent that any other senior indebtedness of Essex is secured by liens on the assets of Essex, the holders of such senior indebtedness will have a claim prior to any claim of the holders of the Essex Senior Notes as to those assets.

    At the option of Essex, the Essex Senior Notes may be redeemed, commencing in May 1998 in whole, or in part, at redemption prices ranging from 103.75% in 1998 to 100% in 2001. Upon a Change in Control, as defined in the Essex Senior
Note Indenture, each holder of Essex Senior Notes will have the right to require Essex to repurchase all or any part of such holder's Essex Senior Notes at a repurchase price equal to 101% of the principal amount thereof. The Essex Senior
Note Indenture contains various covenants which include, among other things, limitations on debt, on the sale of assets, and on cash dividends paid. Through December 31, 1996 Essex fully complied with all of the financial ratios and covenants contained in the Essex Senior Note Indenture.

THE COMPANY'S SENIOR DISCOUNT DEBENTURES

    In May 1989, the Company issued $342,000 aggregate principal amount ($135,117 aggregate proceeds amount) of its Debentures. In connection with the Acquisition and Merger, the Debentures were valued at an effective annual interest rate of 14.25% through May 1995. The Debentures accreted to their full face value (an aggregate principal amount of $272,850) on May 15, 1995. On May 15, 1995 the Company redeemed all of its outstanding Debentures at 100% of their principal amount with cash received from Essex in the form of a cash dividend and repayment of a portion of an intercompany liability totalling $272,850.

OTHER

    Essex capitalized interest costs of $132, $565 and $558 in 1994, 1995 and 1996, respectively, with respect to qualifying assets.

    Total interest paid was $20,826, $32,312 and $38,284 in 1994, 1995 and 1996,
respectively.

                            BCP/ESSEX HOLDINGS INC.

NOTE 5 NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt for the next five years are:

1997.............................................................  $  11,576
1998.............................................................     11,576
1999.............................................................     11,576
2000.............................................................      7,038
2001.............................................................    182,400

    The year 2001 includes repayment of the Essex Revolving Credit Agreement in the amount of $179,900.

                            BCP/ESSEX HOLDINGS INC.

NOTE 6 INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets are as follows:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           ---------  ---------
Deferred tax liabilities:
  Property, plant and equipment..........................  $  68,553  $  60,519
  Inventory..............................................     28,485     30,114
  Other..................................................      3,844      4,502
                                                           ---------  ---------
    Total deferred tax liabilities.......................    100,882     95,135
Deferred tax assets:
  Accrued liabilities....................................      6,650      8,252
  Alternative minimum tax credit carryforward............      1,384     --
  Other..................................................     10,694     13,689
                                                           ---------  ---------
    Total deferred tax assets............................     18,728     21,941
                                                           ---------  ---------
    Net deferred tax liabilities.........................  $  82,154  $  73,194
                                                           ---------  ---------
                                                           ---------  ---------

    The components of income tax expense are:

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   1994       1995       1996
                                                 ---------  ---------  ---------
Current:
  Federal......................................  $  14,542  $   8,560  $  29,468
  State........................................      3,346      5,334      6,937
Deferred (Credit):
  Federal......................................     (7,887)     2,382     (5,805)
  State........................................       (501)    (1,896)    (1,612)
                                                 ---------  ---------  ---------
                                                 $   9,500  $  14,380  $  28,988
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

    Total income taxes paid were $11,712, $15,989 and $32,656 in 1994, 1995 and 1996, respectively.

                            BCP/ESSEX HOLDINGS INC.

NOTE 6 INCOME TAXES (CONTINUED)
    Principal differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                      -------------------------------------
                                                         1994         1995         1996
                                                         -----        -----        -----
Statutory federal income tax rate...................        35.0%        35.0%        35.0%
State and local taxes, net of federal benefit.......        10.9          7.9          5.2
Excess of cost over net assets acquired
  amortization......................................         8.4          5.1          2.1
Other, net..........................................         1.6          4.0          1.3
                                                             ---          ---          ---
Effective income tax rate...........................        55.9%        52.0%        43.6%
                                                             ---          ---          ---
                                                             ---          ---          ---

    In connection with the Acquisition and Merger in 1992, The Company elected not to step up its tax bases in the assets acquired. Accordingly, the income tax bases in the assets acquired have not been changed from pre-1988 Acquisition values. Depreciation and amortization of the higher allocated financial statement bases are not deductible for income tax purposes, thus increasing the effective income tax rate reflected in the consolidated financial statements.

NOTE 7 RETIREMENT BENEFITS

    Essex sponsors two defined benefit retirement plans for substantially all salaried and hourly employees. Essex also has a supplemental executive retirement plan which provides retirement benefits based on the same formula as in effect under the salaried employees' plan, but which only takes into account compensation in excess of amounts that can be recognized under the salaried employees' plan. Salaried plan retirement benefits are generally based on years of service and the employee's compensation during the last several years of employment. Hourly plan retirement benefits are based on hours worked and years of service with a fixed dollar benefit level. Essex' funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations, the projected unit credit method. Pension plan assets consist principally of fixed income and equity securities and cash and cash equivalents.

    The components of net periodic pension cost for the plans are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995       1996
                                                   ---------  ---------  ---------
Service cost--benefits earned during the
  period.........................................  $   2,964  $   2,365  $   3,377
Interest costs on projected benefit obligation...      3,643      3,923      4,715
Actual return on plan assets.....................      2,409    (13,597)    (5,123)
Net amortization and deferral....................     (6,458)     9,751        268
                                                   ---------  ---------  ---------
Net periodic pension cost........................  $   2,558  $   2,442  $   3,237
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

                            BCP/ESSEX HOLDINGS INC.

NOTE 7 RETIREMENT BENEFITS (CONTINUED)
    The following table summarizes the funded status of these pension plans and the related amounts that are recognized in the Consolidated Balance Sheets:

                                                              DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Actuarial present value of benefit obligation:
  Vested................................................  $  42,052  $  44,726
  Nonvested.............................................      3,656      3,804
                                                          ---------  ---------
  Accumulated benefit obligation........................     45,708     48,530
  Effect of projected future salary increases...........     17,195     17,690
                                                          ---------  ---------
  Projected benefit obligation..........................     62,903     66,220
Plan assets at fair value...............................     55,447     60,131
                                                          ---------  ---------
Projected benefit obligation in excess of fair value of
  plan assets...........................................     (7,456)    (6,089)
Unrecognized net gain...................................     (1,312)    (5,131)
Unrecognized prior service cost.........................       (326)      (299)
                                                          ---------  ---------
Pension liability recognized in balance sheets..........  $  (9,094) $ (11,519)
                                                          ---------  ---------
                                                          ---------  ---------

    Certain actuarial assumptions were revised in 1995 and 1996 resulting in an increase of $13,262 and a decrease of $5,345, respectively, in the projected benefit obligation.

    Following is a summary of significant actuarial assumptions used:

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1994         1995         1996
                                                            -----        -----        -----
Discount rates.........................................         8.5%         7.0%         7.5%
Rates of increase in compensation levels...............         5.0%         5.0%         5.0%
Expected long-term rate of return on assets............         9.0%         9.0%         9.0%

    In addition to the defined benefit retirement plans as detailed above, Essex also sponsors defined contribution savings plans which cover substantially all salaried and non-union hourly employees of Essex and certain other hourly employees, represented by collective bargaining agreements, who negotiate this benefit into their contract. The purpose of these savings plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Essex' contributions to the defined contribution plans totalled $1,088, $1,123 and $1,194 in 1994, 1995 and 1996, respectively.

    Essex also sponsors an unfunded, nonqualified deferred compensation plan which permits certain key management employees to annually elect to defer a portion of their compensation and earn a guaranteed interest rate on the deferred amounts. The total amount of participant deferrals and accrued interest, which is reflected in other long-term liabilities, was $609 and $1,234 at December 31, 1995 and 1996, respectively.

                            BCP/ESSEX HOLDINGS INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY



    Following is an analysis of redeemable preferred stock, common stock subject to put and stockholders' equity:


                                                                                STOCKHOLDERS' EQUITY
                                                          ----------------------------------------------------------------
                                       COMMON STOCK
                    REDEEMABLE        SUBJECT TO PUT           COMMON STOCK        ADDITIONAL   CARRYOVER OF    RETAINED
                     PREFERRED    ----------------------  -----------------------    PAID-IN     PREDECESSOR    EARNINGS
                       STOCK       SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL        BASIS       (DEFICIT)
                   -------------  ---------  -----------  ----------  -----------  -----------  -------------  -----------
Balance at
  December 31,
  1993...........    $  34,460    1,016,189   $   5,808   16,559,793   $     165    $  98,935     $ (15,259)    $ (24,174)

Net income.......       --           --          --           --          --           --            --             7,486
Preferred stock
  dividend.......        6,008       --          --           --          --           (6,008)       --            --
Accretion of
  preferred
  stock..........          687       --          --           --          --             (687)       --            --
Expiration of put
  rights.........       --          (58,444)       (334)      58,444           1          333        --            --
Stock options
  exercised......       --           --          --           10,250      --               36        --            --
                   -------------  ---------  -----------  ----------       -----   -----------  -------------  -----------
Balance at
  December 31,
  1994...........       41,155      957,745       5,474   16,628,487         166       92,609       (15,259)      (16,688)

Net income.......       --           --          --           --          --           --            --            10,300
Preferred stock
  dividend.......        6,962       --          --           --          --           (6,962)       --            --
Accretion of
  preferred
  stock..........          703       --          --           --          --             (703)       --            --
Expiration of put
  rights.........       --         (117,352)       (671)     117,352           1          670        --            --
Stock options
  exercised......       --           --          --           72,868           1          165        --            --
                   -------------  ---------  -----------  ----------       -----   -----------  -------------  -----------
Balance at
  December 31,
  1995...........       48,820      840,393       4,803   16,818,707         168       85,779       (15,259)       (6,388)

Net income.......       --           --          --           --          --           --            --            36,325
Issuance of
  common stock...       --          437,709       4,377    5,930,000          59       59,241        --            --
Preferred stock
  dividend.......        4,248       --          --           --          --           (1,906)       --            (2,342)
Accretion of
  preferred
  stock..........        2,024       --          --           --          --           (2,024)       --            --
Preferred stock
  redemption.....      (55,092)      --          --           --          --           (4,185)       --            --
Expiration of put
  rights.........       --          (15,500)       (101)      15,500      --              101        --            --
Stock options
  exercised......       --           --          --           29,748           1           67        --            --
Increase in fair
  value..........       --           --           3,547       --          --           (3,547)       --            --
                   -------------  ---------  -----------  ----------       -----   -----------  -------------  -----------
Balance at
  December 31,
  1996...........    $  --        1,262,602   $  12,626   22,793,955   $     228    $ 133,526     $ (15,259)    $  27,595
                   -------------  ---------  -----------  ----------       -----   -----------  -------------  -----------
                   -------------  ---------  -----------  ----------       -----   -----------  -------------  -----------


                     TOTAL
                   ---------
Balance at
  December 31,
  1993...........  $  59,667
Net income.......      7,486
Preferred stock
  dividend.......     (6,008)
Accretion of
  preferred
  stock..........       (687)
Expiration of put
  rights.........        334
Stock options
  exercised......         36
                   ---------
Balance at
  December 31,
  1994...........     60,828
Net income.......     10,300
Preferred stock
  dividend.......     (6,962)
Accretion of
  preferred
  stock..........       (703)
Expiration of put
  rights.........        671
Stock options
  exercised......        166
                   ---------
Balance at
  December 31,
  1995...........     64,300
Net income.......     36,325
Issuance of
  common stock...     59,300
Preferred stock
  dividend.......     (4,248)
Accretion of
  preferred
  stock..........     (2,024)
Preferred stock
  redemption.....     (4,185)
Expiration of put
  rights.........        101
Stock options
  exercised......         68
Increase in fair
  value..........     (3,547)
                   ---------
Balance at
  December 31,
  1996...........  $ 146,090
                   ---------
                   ---------


    The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock divided into two classes consisting of Class A Common Stock, par value $.01 per share (the "Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), and (ii) 5,000,000

                            BCP/ESSEX HOLDINGS INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)

shares of preferred stock, par value $.01 per share of which 3,100,000 shares have been designated Series A Cumulative Redeemable Exchangeable Preferred Stock due 2004 (the "Series A Preferred Stock") and Series B Cumulative Redeemable Exchangeable Preferred Stock due 2004 (the "Series B Preferred Stock" collectively the "Redeemable Preferred Stock"). The aggregate number of Redeemable Preferred Stock that may be issued and outstanding at any one time is 3,100,000 shares. As of December 31, 1996 there were 23,457,057.5 shares of Class A Stock outstanding, 599,500 shares of Class B Stock outstanding and no shares of Series B Preferred Stock or Series A Preferred Stock outstanding.

COMMON STOCK AND OPTIONS


    All shares of Class A common stock and Class B common stock are identical and entitle holders of each to the same rights and privileges, except that holders of Class B common stock have no voting rights other than to vote on any amendment, repeal or modification of any provision of the certificate of incorporation that adversely affects the powers, preferences or special rights of holders of Class B common stock. The conversion ratio between Class B common stock and Class A common stock and vice versa is one to one. The rights and terms of the Class A common stock and the Class B common stock are more fully described in the Company's certificate of incorporation. Upon the consummation of the IPO (see Note 13), there will only be one class of common stock outstanding as a result of a reclassification in which each share of Class A common stock and each share of Class B common stock will be reclassified into one share of common stock.



    The members of Essex management who are stockholders of the Company ("Management Stockholders") are subject to agreements that impose certain restrictions and grant rights on their ownership and transfer of the Company's stock. Management Stockholders are generally prohibited from transferring shares of common stock of the Company owned by them before an initial public offering by the Company (or any successor thereto). Such shares are subject to the right of first refusal by the Company or BHLP. Any Management Stockholder who terminates employment with Essex for reasons other than retirement, disability or death has a limited right, for one year from the date of termination, to require the Company to repurchase all the stockholder's shares of common stock of the Company at the lesser of the purchase price paid by such stockholder or fair market value, as defined. Any Management Stockholder who retires from Essex, dies or becomes disabled has a limited right, for one year from the date of termination, to require the Company to repurchase all the stockholder's shares of common stock of the Company at fair market value, as defined. The shares of Common Stock that are subject to these repurchase requirements have been classified as common stock subject to put at their estimated fair value in the accompanying balance sheet. Changes to the fair value of common stock subject to put are recorded as adjustments to additional paid-in capital. The Company has a right to repurchase such shares at fair market value, as defined, for one year following employment for any reason. Such rights of both the Company and the stockholder expire upon an initial public offering. Management Stockholders also have certain "piggyback" registration rights in the event that the Company registers shares of its common stock for sale under the Securities Act of 1933.


    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for

                            BCP/ESSEX HOLDINGS INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)

stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. Under APB 25, because the exercise prices of the Company's stock options are based upon fair value of the stock at the date of each grant, no compensation expense has been recorded in connection with the issuance of stock options. A public market does not exist for the Company's common stock; therefore, the fair value, as approved by the Board of Directors of the Company, was based upon factors such as sales prices in the most recent transactions and appropriate earnings multiples.

    Grants of options to purchase common stock of the Company have been made to management and employees of Essex pursuant to, and are subject to the provisions of, an Amended and Restated Stock Option Plan and individual stock option agreements. The Amended and Restated Stock Option Plan provides for the issuance of up to 4,798,144 shares of the Company's common stock. All options granted have ten year terms and vest and become fully exercisable over periods of one to three years of continued employment. The number of shares for which all options are exercisable and the exercise price therefore may be reduced by the Board of Directors of the Company in accordance with a specified formula.

    Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options issued in 1995 and 1996 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using a "minimum value" method acceptable for nonpublic companies. The effect of applying FAS 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its effect will not be fully reflected until 1997.

    Option valuation models require the input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    A summary of the Company's stock option activity, and related information follows:

                                         1994                      1995                      1996
                               ------------------------  ------------------------  ------------------------
                                            WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                             AVERAGE                   AVERAGE                   AVERAGE
                                            EXERCISE                  EXERCISE                  EXERCISE
                                OPTIONS       PRICE       OPTIONS       PRICE       OPTIONS       PRICE
                               ---------  -------------  ---------  -------------  ---------  -------------
Outstanding-beginning of
  year.......................  1,998,300    $    2.06    2,153,800    $    2.34    2,464,175    $    2.94
Granted......................    165,750         5.72      432,500         5.72      462,500         6.52
Exercised....................    (10,250)        2.10     (113,375)        2.04      (46,200)        2.04
Forfeited....................     --           --           (8,750)        5.72       (9,500)        5.72
                               ---------        -----    ---------        -----    ---------        -----
Outstanding-end of year......  2,153,800    $    2.34    2,464,175    $    2.94    2,870,975    $    3.52
                               ---------        -----    ---------        -----    ---------        -----
                               ---------        -----    ---------        -----    ---------        -----
Exercisable at end of year...  1,988,050    $    2.06    1,874,675    $    2.06    1,828,475    $    2.06

                            BCP/ESSEX HOLDINGS INC.

NOTE 8 REDEEMABLE PREFERRED STOCK, COMMON STOCK SUBJECT TO PUT AND STOCKHOLDERS' EQUITY (CONTINUED)

    As of December 31, 1996 there were 1,618,000 options at $2.00 per share exercise price, 210,475 options at $2.50 exercise price, 955,000 options at $5.72 per share exercise price and 87,500 options at $10.00 per share exercise price outstanding to purchase shares of the Company's common stock. The weighted-average remaining contractual life of those options is 6.7 years. In January 1997 the Company issued options to purchase 730,000 shares of the Company's common stock at a $10.00 exercise price. Such options were granted in connection with the 1996 private offering to certain management employees and with regard to the Company's 1996 performance.

PREFERRED STOCK AND WARRANTS

    On July 3, 1996, the Company called for redemption all of its outstanding Redeemable Preferred Stock. The Redeemable Preferred Stock was redeemed at the close of business on July 15, 1996, at a redemption price of $26.875 per share, plus accrued and unpaid dividends through the redemption date of $0.166 per share, for a total redemption price of $27.041 per share or $59,277 in the aggregate including redemption expenses.

    The redemption of the outstanding Redeemable Preferred Stock was financed by the Company through a private offering of 5,930,000 shares of its common stock to certain of its current common stockholders and their affiliates. In December 1996, the private offering was extended to certain management employees of Essex who, collectively, purchased 437,708.5 shares of common stock. These offerings were not registered under the Securities Act of 1933, and such common stock may not be offered or sold in the United States absent such registration or an applicable exemption from registration.

    In connection with the Acquisition and Merger in 1992 and related issuance of the Series A Preferred Stock, 2,833,369 warrants to purchase the Company's common stock (the "Warrants") were issued. The Series A Preferred Stock and Warrants were recorded at their estimated fair values of which $4,250 was assigned to the Warrants. The excess of the liquidation preference value over the carrying value of the Series A Preferred Stock of $4,250, was being accreted by periodic charges to paid in capital. Such liquidation preference became fully accreted upon the redemption of the redeemable preferred stock.

    The Warrants, of which there were 2,833,369 outstanding at December 31, 1996, are presently exercisable and represent the right to purchase an aggregate of approximately 10% of the fully diluted common stock of the Company (based on the common equity, warrants and options outstanding as of December 31, 1996). The Warrants are exercisable at $5.72 per share and expire on October 9, 2004.

NOTE 9 RELATED PARTY TRANSACTIONS

    Advisory services fees of $1,000 were paid to an affiliate of BHLP for 1994, 1995 and 1996, respectively. It is expected that financial advisory fees to an affiliate of BHLP will continue to be paid for such services in the future.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

    Essex, to a limited extent, uses forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks. Essex does not hold or issue financial

                            BCP/ESSEX HOLDINGS INC.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION (CONTINUED) instruments for investment or trading purposes. Essex is exposed to credit risk in the event of nonperformance by counterparties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts, but Essex does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains within the underlying contracts.

FOREIGN EXCHANGE RISK MANAGEMENT

    Essex engages in the sale and purchase of goods and services which periodically require payment or receipt of amounts denominated in foreign currencies. To protect Essex' related anticipated cash flows from the risk of adverse foreign currency exchange fluctuations for firm sales and purchase commitments, Essex enters into foreign currency forward exchange contracts. At December 31, 1995 Essex had Deutschemark forward exchange sales contracts of $1,145 and purchase contracts of $886. At December 31, 1996, Essex had no Deutschemark forward exchange sales contracts but did have $138 of purchase contracts. The fair value of such contracts approximated the contract amount. Foreign currency gains or losses resulting from Essex' operating and hedging activities are recognized in earnings in the period in which the hedged currency is collected or paid. The related amounts due to or from counterparties are included in other liabilities or other assets.

COMMODITY PRICE RISK MANAGEMENT

    Copper, Essex' principal raw material, experiences marked fluctuations in market prices, thereby subjecting Essex to copper price risk with respect to copper purchases and to firm and anticipated customer sales contracts. Derivative financial instruments in the form of copper futures contracts are utilized by Essex to reduce those risks.

    Purchase or "long" contracts are utilized by Essex to hedge firm and anticipated sales contracts while sales or "short" contracts are employed with respect to "carryover" copper purchases. Copper carryover purchases represent that portion of Essex' current month's copper purchase commitments priced at the current month's average New York Commodity Exchange, Inc. ("COMEX") price, but not delivered until the following month. Short contracts are utilized to mitigate risk that copper prices, at the time of copper receipt, are likely to be below the average COMEX price of the incoming copper carryover.

    Purchase contracts at December 31, 1995 and 1996 totalled 14.7 and 42.5 million copper pounds, respectively, with contract amounts of $17,100 and $42,000 and estimated fair values of $16,900 and $41,300, respectively. There are no sales contracts at December 31, 1996. Sales contracts at December 31, 1995 totalled 13.5 million copper pounds, with a contract amount of $16,600 and a fair value of $16,300. Deferred and unrealized gains or losses on these futures contracts ($100 gain and $700 loss at December 31, 1995 and 1996, respectively) are included within other assets and will be recognized in earnings in the period in which the hedged copper is sold to customers and the underlying contracts are liquidated, when a sale is no longer expected to occur or when the carryover copper is received.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments, exclusive of certain forward contracts and futures contracts as discussed above, generally consist of cash and cash equivalents and long-term debt. The carrying

                            BCP/ESSEX HOLDINGS INC.

NOTE 10 DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION (CONTINUED) amounts of the Company's cash and cash equivalents approximated fair value at December 31, 1995 and 1996 while the carrying amount of the Essex Senior Notes exceeded fair value by approximately $4,000 at December 31, 1995 and was less than fair value by approximately $8,000 at December 31, 1996. Fair values with respect to the Company's foreign currency forward exchange contracts and copper futures contracts are determined based on quoted market prices.

NOTE 11 CONTINGENT LIABILITIES AND COMMITMENTS

    There are various claims and pending legal proceedings against Essex including environmental matters and other matters arising out of the ordinary course of its business. Pursuant to the 1988 Acquisition, UTC agreed to indemnify Essex against all losses (as defined) resulting from or in connection with damage or pollution to the environment and arising from events, operations, or activities of Essex prior to February 29, 1988 or from conditions or circumstances existing at February 29, 1988. Except for certain matters relating to permit compliance, Essex is fully indemnified with respect to conditions, events or circumstances known to UTC prior to February 29, 1988. The sites covered by this indemnity are handled directly by UTC and all payments required to be made are paid directly by UTC. The amounts related to this environmental contingency are not material to Holding's consolidated financial statements. UTC also provided a second environmental indemnity which deals with losses related to environmental events, conditions or circumstances existing at or prior to February 29, 1988, which only became known in the five year period commencing February 29, 1988. As to any such losses, Essex is responsible for the first $4,000 incurred. Management and its legal counsel periodically review the probable outcome of pending proceedings and the costs reasonably expected to be incurred. Essex accrues for these costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. After consultation with counsel, in the opinion of management, the ultimate cost to Essex, exceeding amounts provided, will not materially affect its consolidated financial position, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

    Since approximately 1990, Essex has been named as a defendant in a limited number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced a number of years ago. During 1996, the number of cases filed against Essex increased to 95 involving approximately 400 claims. Essex' strategy is to defend these cases vigorously. Essex believes that its liability, if any, in these matters and the related defense costs will not have a material adverse effect either individually or in the aggregate upon its business, financial condition, cash flows or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

    At December 31, 1996, Essex had purchase commitments of 747.6 million pounds of copper. This is not expected to be either a quantity in excess of needs or at prices in excess of amounts that can be recovered upon sale of the related copper products. The commitments are to be priced based on the COMEX price in the contractual month of shipment except for 26.6 million pounds of copper that have been priced at fixed amounts through forward purchase contracts covered by customer sales agreements at copper prices at least equal to Essex' copper commitment.

    At December 31, 1996, Essex had committed $5,547 to outside vendors for certain capital projects.

                            BCP/ESSEX HOLDINGS INC.

NOTE 11 CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)
    Essex occupies space and uses certain equipment under lease arrangements. Rent expense was $6,912, $7,478 and $8,941 under such arrangements for 1994, 1995 and 1996, respectively. Rental commitments at December 31, 1996 under long-term noncancellable operating leases were as follows:

                                                          REAL ESTATE    EQUIPMENT      TOTAL
                                                          -----------  -------------  ---------
1997....................................................   $   3,096     $   2,730    $   5,826
1998....................................................       2,962         2,514        5,476
1999....................................................       3,003         1,866        4,869
2000....................................................       2,704           996        3,700
2001....................................................       2,562           681        3,243
After 2001..............................................      10,696           683       11,379
                                                          -----------  -------------  ---------
                                                           $  25,023     $   9,470    $  34,493
                                                          -----------  -------------  ---------
                                                          -----------  -------------  ---------

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

1995                                                1ST QTR    2ND QTR    3RD QTR    4TH QTR
-------------------------------------------------  ---------  ---------  ---------  ---------
Net sales........................................  $ 289,649  $ 288,534  $ 308,288  $ 315,179
Gross margin.....................................     42,426     37,598     44,765     46,350
Income before extraordinary charge...............      3,071      1,015      6,086      3,099
Net income (loss)(a).............................      3,071     (1,956)     6,086      3,099
Income (loss) per share:
  Income (loss) before extraordinary charge......  $     .11  $     .04  $     .22  $     .11
  Extraordinary charge...........................     --           (.11)    --         --
                                                   ---------  ---------  ---------  ---------
  Net income (loss)..............................  $     .11  $    (.07) $     .22  $     .11
                                                   ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------


1996                                                1ST QTR    2ND QTR    3RD QTR    4TH QTR
-------------------------------------------------  ---------  ---------  ---------  ---------
Net sales........................................  $ 308,410  $ 337,533  $ 328,777  $ 357,329
Gross margin.....................................     49,759     52,891     58,964     67,975
Income before extraordinary charge...............      6,390      7,596     11,582     11,940
Net income (b)...................................      6,390      7,596     11,582     10,757
Income per share:
  Income before extraordinary charge.............  $     .23  $     .27  $     .41  $     .42
  Extraordinary charge...........................     --         --         --           (.04)
                                                   ---------  ---------  ---------  ---------
  Net income.....................................  $     .23  $     .27  $     .41  $     .38
                                                   ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------


------------------------


(a) In the second quarter 1995, Essex recognized an extraordinary charge of $2,971 ($.11 per share), net of applicable income tax benefit of $1,980, representing the write-off of unamortized deferred debt expense in connection with the termination of its former credit agreement.

                            BCP/ESSEX HOLDINGS INC.

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

(b) In the fourth quarter 1996, Essex recognized an extraordinary charge of $1,183 ($.04 per share), net of applicable income tax benefit of $788, representing the write-off of unamortized deferred debt expense in connection with the termination of its former credit agreement.


NOTE 13 SUBSEQUENT EVENT

    On February 19, 1997 the Company filed a Registration Statement with the Securities and Exchange Commission for an initial public offering ("IPO") of its common stock. The proceeds to the Company from the IPO will be used to repay, in full, the remaining amounts outstanding under the Essex Term Loan and repay a portion of borrowings outstanding under the Essex Revolving Credit Agreement. On
            , 1997, the Company effected a one for two reverse stock split. All common shares and per share amounts have been adjusted retroactively to give effect to the reverse stock split.

                                  UNDERWRITING


    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock and Warrants set forth opposite its name below:



                                                                  NUMBER OF
                                                                  SHARES OF        NUMBER OF
                        UNDERWRITER                              COMMON STOCK      WARRANTS
------------------------------------------------------------  ------------------  -----------
Goldman, Sachs & Co.........................................
Smith Barney Inc............................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Lehman Brothers Inc.........................................

                                                                   ----------     -----------
    Total...................................................        4,564,663       2,076,968
                                                                   ----------     -----------
                                                                   ----------     -----------



    The Warrants will not be sold to the public; rather, the Company will redeem the Warrants for shares of Common Stock and such shares will be sold to the public. See "Certain Relationships and Related Party Transactions--The Redemption".



    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock and Warrants, if any are taken.



    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $    per share. The U.S. Underwriters may allow, and
such dealers may re-allow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.



    The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the Underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,500,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe).


    Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


    The Company and the Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 900,000 additional shares of Common Stock, which includes up to 131,116 shares of Common Stock subject to Warrants, solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares and Warrants to be purchased by each of them, as shown in the foregoing table, bears to the 4,564,663 shares of common Stock and 2,076,968 Warrants. The Common Stock and Warrants will be sold in the same proportion as the total number of shares of Common Stock bears to the total number of shares of Common Stock to be received upon redemption of the Warrants. The Company and the Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 225,000 additional shares of Common Stock, which includes up to 32,779 shares of Common Stock subject to Warrants.



    Certain holders of shares of Common Stock and Warrants, including the Selling Stockholders, have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock and Warrants offered in connection with the concurrent U.S. and international offerings. The Company has agreed, with certain limited exceptions, that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, it will not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, or file a registration statement relating to, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security (other than pursuant to employee stock option plans existing, or upon the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock and Warrants offered in connection with the concurrent U.S. and international offerings.



    At the Company's request, the Underwriters have reserved up to $5 million in aggregate value of shares of Common Stock (the "Directed Shares") for sale at the initial public offering price to employees of the Company who have advised the Company of their desire to participate in its future growth. This represents approximately 3 1/2% of the shares offered hereby. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares. Any Directed Shares not so purchased will be offered by the Underwriters on the same basis as all other shares offered hereby.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.


    The Company has made an application to list the Common Stock on the New York Stock Exchange under the symbol "SXC". In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.



    During and after the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.



    The Company, Essex and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.



    Affiliates of Goldman, Sachs & Co. (the GS Partnerships) own over 10% of the outstanding shares of Common Stock (on a fully diluted basis). Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation also own over 10% of the outstanding shares of Common Stock (assuming exercise of such affiliates' Warrants but not the Warrants or options of any other stockholder). See "Principal and Selling Stockholders". As a result, this offering will be made in compliance with the applicable provisions of Conduct Rule 2720 of the National Association of Securities Dealers, Inc. Accordingly, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Smith Barney Inc. is serving in such role and will recommend a price in compliance with the requirements of Rule 2720. Smith Barney Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.



    Joseph H. Gleberman, a Managing Director of Goldman, Sachs & Co., currently serves as a director of the Company. He will resign from the Board of Directors effective prior to the consummation of the Offerings. See "Management--Directors and Executive Officers".


    This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                              PAGE
                                              -----
Prospectus Summary.......................           3
Risk Factors.............................          10
Use of Proceeds..........................          15
Dividend Policy..........................          15
Dilution.................................          16
Capitalization...........................          18
Selected Consolidated Financial and
  Operating Data.........................          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................          21
Business.................................          28
Management...............................          42
Principal and Selling Stockholders.......          51
Certain Relationships and Related Party
  Transactions...........................          53
Description of Capital Stock.............          56
Description of Certain Indebtedness......          58
Shares Eligible for Future Sale..........          61
Certain United States Federal Tax
  Consequences To Non-United States
  Holders of Common Stock................          64
Validity of Common Stock.................          67
Experts..................................          67
Available Information....................          67
Index to Financial Statements............         F-1
Underwriting.............................         U-1


                            ------------------------

    THROUGH AND INCLUDING              , 1997 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                7,500,000 SHARES


                                     ESSEX

                                 INTERNATIONAL

                                      INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                             ---------------------

                              GOLDMAN, SACHS & CO.

                               SMITH BARNEY INC.

                          DONALDSON, LUFKIN & JENRETTE

      SECURITIES CORPORATION

                                LEHMAN BROTHERS

                      REPRESENTATIVES OF THE UNDERWRITERS

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:


SEC registration fee.............................................  $  52,273
NASD filing fee..................................................     17,750
NYSE listing fee.................................................          *
Printing and engraving expenses..................................          *
Legal fees and expenses..........................................          *
Accounting fees and expenses.....................................          *
Transfer agent and registrar fees................................          *
Miscellaneous....................................................          *
                                                                   ---------
Total............................................................  $
                                                                   ---------
                                                                   ---------


------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant is empowered by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The By-laws of the Registrant provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware Corporation Law.

    The foregoing statements are subject to the detailed provisions of the Delaware Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation and the Registrant's By-laws.


    Article X of the Registrant's By-laws allows the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or is or was serving, serves or served as a director, partner, officer, agent or employee at another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant.



    Pursuant to Section 102(b)(7) of the Delaware Corporation Law, Article X of the Second Amended and Restated Certificate of Incorporation of the Registrant provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    On July 3, 1996, the Registrant issued an aggregate of 5,930,000 shares of Common Stock to certain of its current stockholders and their affiliates (including 1,362,298 shares of Common Stock to Bessemer Holdings, L.P., 400,000 shares of Common Stock to an affiliate of Goldman, Sachs & Co. and 230,000 shares of Common Stock to Chase Equity Associates, a California Limited Partnership) at the price of $10.00 per share (after adjusting for a reverse stock split). On December 27, 1996, in connection with this offering, the Registrant issued an additional 437,708.5 shares of Common Stock to certain management employees of the Registrant at the price of $10.00 per share (after adjusting for a reverse stock split). The integrated offering, with an aggregate offering price of $63,677,080, was made pursuant to Rule 506 of Regulation D of the Securities Act, being an offering made by an issuer to no more than 35 purchasers (as defined) without any general solicitation and otherwise pursuant to the requirements of Rule 506.

    In January 1996, the Registrant granted to employees, in connection with 1995 performance, options to purchase up to 375,000 shares of Common Stock at an exercise price of $5.72 per share. In October 1996, the Registrant granted to employees options to purchase up to 87,500 shares of Common Stock at an exercise price of $10.00 per share. In January 1997, the Registrant granted to employees, in connection with 1996 performance and the 1996 private stock offering described in the preceding paragraph, options to purchase up to 730,000 shares of Common Stock at an exercise price of $10.00 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:


 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

     *1.1  --Form of U.S. Underwriting Agreement

     *1.2  --Form of International Underwriting Agreement

      2.1  --Agreement and Plan of Merger, dated as of July 24, 1992, between B E Acquisition Corporation and the
             Registrant (then known as MS/Essex Holdings, Inc.), incorporated by reference to Exhibit 2.1 to the
             Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the
             "Commission") on August 10, 1992 (Commission File No. 1-10211)

      2.2  --Amendment dated as of October 1, 1992, to the Agreement and Plan of Merger between B E Acquisition
             Corporation and the Registrant, incorporated by reference to Exhibit 2.2 to the Registrant's Current
             Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

      2.3  --Stock Purchase Agreement, dated January 15, 1988, between the Registrant (then known as MS/Essex
             Holdings Inc.) and United Technologies Corporation, incorporated by reference to Exhibit 2.02 to
             Essex Group, Inc.'s Registration Statement on Form S-1, filed with the Commission on March 24, 1988
             (Commission File No. 33-20825)

     *3.1  --Form of Second Amended and Restated Certificate of Incorporation of the Registrant

      3.2  --Conformed Restated Certificate of Incorporation of the Registrant, incorporated by reference to
             Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November
             13, 1996 (Commission File No. 1-10211)

     *3.3  --Form of By-laws of the Registrant

      4.1  --Stock and Warrant Subscription Agreement dated as of October 9, 1992, among B E Acquisition
             Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman,
             Sachs & Co. and Chemical Equity Associates, A California Limited Partnership, incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

      4.2  --Warrant Agreement dated as of October 9, 1992, among B E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc. and certain affiliates of Goldman, Sachs & Co., incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

      4.3  --Amendment No. 2 dated as of June 5, 1995 to the Stock and Warrant Subscription Agreement dated as of
             October 9, 1992 among the Registrant, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A California Limited
             Partnership incorporated by reference to Exhibit 4.04 of the Registrant's Annual Report on Form 10-K
             for the fiscal year ended December 31, 1996, filed with the Commission on February 19, 1997
             (Commission File No. 1-10211)

      4.4  --Indenture dated as of May 7, 1993, among Essex Group, Inc. and NBD Bank, National

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
             Association, as trustee under which the 10% Senior Notes Due 2003 are outstanding, incorporated by reference to Exhibit 4.1 to the Essex Registration Statement on Pre-Effective Amendment No. 1 to Form
             S-2 (Commission File No. 33-59488)

     *4.5  --Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Registrant, Essex
             Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent

      4.6  --Credit Agreement dated as of October 31, 1996, among the Registrant, Essex Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to
             Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November
             13, 1996 (Commission File No. 1-10211)

      4.7  --Senior Unsecured Note Agreement dated as of April 12, 1995, among the Registrant, as guarantor, Essex
             Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on May 12, 1995 (Commission File No. 1-10211)

      4.8  --Agreement and Lease dated as of April 12, 1995, between Mellon Financial Services Corporation #3 and
             Essex Group, Inc., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on
             Form 10-Q, filed with the Commission on May 12, 1995 (Commission File No. 1-10211)

     *5    --Opinion of Cravath, Swaine & Moore

      9.1  --Management Stockholders and Registration Rights Agreement dated as of October 9, 1992, among B E
             Acquisition Corporation, Bessemer Capital Partners, L.P. and certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.3 to the registrant's Current Report on Form
             8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

      9.2  --Form of Irrevocable Proxy dated as of October 9, 1992, granted to Bessemer Capital Partners, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.4 to the
             Registrant's Current Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission
             File No. 1-10211)

      9.3  --Form of Irrevocable Proxy dated December 1996, granted to Bessemer Holdings, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 9.06 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the
             Commission on February 19, 1997 (Commission File No. 1-10211)

      9.4  --Amendment No. 1 dated as of July 3, 1996, to the Management Stockholders Agreement, incorporated by reference to Exhibit 9.04 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

      9.5  --Amendment No. 2 dated as of December 11, 1996, to the Management Stockholders Agreement, incorporated by reference to Exhibit 9.05 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     *9.6  --Termination, Amendment and Approval Agreement

     10.1  --Engagement Letter dated July 22, 1992 between Bessemer Capital Partners, L.P. and Donaldson, Lufkin &
             Jenrette Securities Corporation, incorporated by reference to Exhibit 10.10 to the Essex Annual
             Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission File No. 1-7418)

     10.2  --Amendment dated October 9, 1992 among Bessemer Capital Partners, L.P., B E Acquisition Corporation,
             Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., to Engagement Letter
             dated July 22, 1992 among Bessemer Capital Partners, L.P. and Donaldson, Lufkin & Jenrette Securities
             Corporation, incorporated by reference to Exhibit 10.11 to the Essex Annual Report on Form 10-K for
             the fiscal year ended December 31, 1992 (Commission file No. 1-74181)

     10.3  --Advisory Services Agreement dated as of December 15, 1992, among Bessemer Capital Partners, L.P., the
             Registrant and Essex Group, Inc. incorporated by reference to Exhibit 10.15 to the registrant's
             Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission File No. 1-10211)

    *10.4  --Registration Rights Agreement between Bessemer Holdings, L.P. and the Registrant

    *10.5  --Form of Termination Benefits Agreement

     10.6  --Registration Rights Agreement ("Registration Rights Agreement") dated as of October 9, 1992, among B
             E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A California Limited Partnership,
             incorporated by reference to Exhibit 28.2 to the Registrant's Current Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

     10.7  --Amendment No. 1 dated as of June 5, 1995, to the Registration Rights Agreement incorporated by reference to Exhibit 99.02 of the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

     10.8  --Amended and Restated Stock Option Plan ("Stock Option Plan") of the Registrant, incorporated by reference to Exhibit 4.7 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

     10.9  --Amendment No. 1 to the Stock Option Plan, incorporated by reference to Exhibit 99.04 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the
             Commission on February 19, 1997 (Commission File No. 1-10211)

     11.1  --Earnings per share

   **21.1  --Subsidiaries of the Registrant

     23.1  --Consent of Ernst & Young LLP

    *23.2  --Consent of Cravath, Swaine & Moore

   **24.   --Powers of Attorney (included in signature page of previous filing)

------------------------

*   To be filed by amendment


**  Previously filed


    (b) Schedule(s):

        Schedule I--Parent Company Only Condensed Financial Statements

        Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing of the Offerings, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Wayne, State of Indiana, on March 26, 1997.



                                             BCP/ESSEX HOLDINGS, INC.
                                             (Registrant)

                                             By:                     /s/ DAVID A. OWEN
                                                        ------------------------------------------
                                                                       David A. Owen
                                                         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL
                                                                   OFFICER AND TREASURER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



            SIGNATURE                               TITLE                        DATE
----------------------------------  -------------------------------------  -----------------

                *                   President, Chief Executive Officer        March 26, 1997
---------------------------------     and Director (Principal Executive
         Steven R. Abbott             Officer)

        /s/ DAVID A. OWEN           Executive Vice President, Chief           March 26, 1997
---------------------------------     Financial Officer and Treasurer
          David A. Owen               (Principal Financial and Accounting
                                      Officer)

                *                   Director                                  March 26, 1997
---------------------------------
         Rodney A. Cohen

                                    Director
---------------------------------
      Stuart S. Janney, III

                *                   Director                                  March 26, 1997
---------------------------------
        Robert D. Lindsay

                *                   Director                                  March 26, 1997
---------------------------------
       Joseph H. Gleberman

                *                   Director                                  March 26, 1997
---------------------------------
          Ward W. Woods

        /s/ DAVID A. OWEN
---------------------------------
          David A. Owen
         Attorney-In-Fact

                                                                      SCHEDULE I

                            BCP/ESSEX HOLDINGS INC.

                  PARENT COMPANY ONLY CONDENSED BALANCE SHEETS


                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1995         1996
                                                                                          -----------  -----------
                                                                                          IN THOUSANDS OF DOLLARS
                                                      ASSETS
Cash and cash equivalents...............................................................  $        38  $     1,530
Refundable income taxes.................................................................        3,062        1,211
Due from Essex Group, Inc. .............................................................          384        5,153
Investment in Essex Group, Inc..........................................................      114,678      151,066
                                                                                          -----------  -----------
                                                                                          $   118,162  $   158,960
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities.....................................................................  $       239  $       244
Redeemable preferred stock..............................................................       48,820      --
Common stock subject to put.............................................................        4,803       12,626
Stockholders' equity:
    Common stock .......................................................................          168          228
    Additional paid in capital .........................................................       85,779      133,526
    Carryover of Predecessor basis .....................................................      (15,259)     (15,259)
    Retained earnings (deficit).........................................................       (6,388)      27,595
                                                                                          -----------  -----------
                                                                                               64,300      146,090
                                                                                          -----------  -----------
                                                                                          $   118,162  $   158,960
                                                                                          -----------  -----------
                                                                                          -----------  -----------


                   See Note to Condensed Financial Statements

                                                                      SCHEDULE I
                                                                     (CONTINUED)

                            BCP/ESSEX HOLDINGS INC.

               PARENT COMPANY ONLY CONDENSED STATEMENTS OF INCOME

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                              1994          1995         1996
                                                                            ---------  --------------  ---------
                                                                                  IN THOUSANDS OF DOLLARS
                                                                            ------------------------------------
Costs and Expenses:
  Interest expense .......................................................  $  36,165    $   14,476    $  --
  Other expense, net .....................................................       (280)           47           63
                                                                            ---------  --------------  ---------
Loss before income taxes, equity in earnings of subsidiary, and
  extraordinary charge ...................................................    (35,885)      (14,523)         (63)
Income tax benefit .......................................................    (13,200)       (5,300)      --
                                                                            ---------  --------------  ---------
Loss before equity in earnings of subsidiary and extraordinary charge.....    (22,685)       (9,223)         (63)
Equity in earnings of Essex Group, Inc. before extraordinary charge ......     30,171        22,494       37,571
                                                                            ---------  --------------  ---------
Income before extraordinary charge .......................................      7,486        13,271       37,508
Equity in Essex Group, Inc. extraordinary charge-net of income tax
  benefit.................................................................     --             2,971        1,183
                                                                            ---------  --------------  ---------
Net income ...............................................................  $   7,486    $   10,300    $  36,325
                                                                            ---------  --------------  ---------
                                                                            ---------  --------------  ---------

                   See Note to Condensed Financial Statements

                                                                   SCHEDULE I
                                                                   (CONTINUED)

                            BCP/ESSEX HOLDINGS INC.

             PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                            1994          1995           1996
                                                                         ----------  --------------  ------------
                                                                                 IN THOUSANDS OF DOLLARS
OPERATING ACTIVITIES
  Net income...........................................................  $    7,486   $     10,300   $     36,325
  Adjustments to reconcile net income to cash provided by operating activities:
    Equity in earnings of Essex Group, Inc.............................     (30,171)       (19,523)       (36,388)
    Non cash interest expense..........................................      36,183         14,476        --
    Provision for deferred income taxes................................         575          1,511        --
    Loss on repurchase of debt.........................................         187        --             --
  Changes in operating assets and liabilities:
    Increase (decrease) in accounts payable and accrued liabilities....       2,262         (3,708)            73
    (Increase) decrease in amount due from Essex Group, Inc............     (14,616)        32,595         (4,769)
    (Increase) decrease in other assets................................       2,704         (1,555)         1,851
                                                                         ----------  --------------  ------------
      NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES.............       4,610         34,096         (2,908)
                                                                         ----------  --------------  ------------
FINANCING ACTIVITIES
  Preferred stock redemption...........................................      --            --             (59,277)
  Common stock issuance................................................      --            --              63,677
  Dividend received from Essex Group, Inc..............................      --            238,748        --
  Proceeds from exercised stock options................................          21        --             --
  Repurchase of senior discount debentures.............................      (4,745)      (272,850)       --
                                                                         ----------  --------------  ------------
      NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES.............      (4,724)       (34,102)         4,400
                                                                         ----------  --------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...................        (114)            (6)         1,492
  Cash and cash equivalents at beginning of year.......................         158             44             38
                                                                         ----------  --------------  ------------
  Cash and cash equivalents at end of year.............................  $       44   $         38   $      1,530
                                                                         ----------  --------------  ------------
                                                                         ----------  --------------  ------------

                   See Note to Condensed Financial Statements

                                                                   SCHEDULE I
                                                                   (CONTINUED)

                            BCP/ESSEX HOLDINGS INC.

               PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

                     NOTE TO CONDENSED FINANCIAL STATEMENTS

    Detailed notes to consolidated financial statements of BCP/Essex Holdings Inc. ("Holdings") are included beginning on page F-6.

    Holdings is beneficially owned by Bessemer Holdings, L.P., members of management, other current and former employees of Essex Group, Inc. ("Essex") and certain other investors. Holdings is the holding company for Essex. The principal asset of Holdings is all of the outstanding common stock of Essex. The investment in Essex is accounted for using the equity method for this presentation. All of such stock is pledged to the lenders of Essex under bank financing agreements. Generally, Holdings has no source of income other than the earnings, if any, of Essex.

    Holdings and Essex file a consolidated U.S. federal income tax return. Under a tax sharing agreement, Essex' aggregate income tax liability is calculated as if it were to file a separate return with its subsidiaries.

                                                                     SCHEDULE II

                            BCP/ESSEX HOLDINGS INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                               ------------------------------------
                                                                                 1994          1995         1996
                                                                               ---------  --------------  ---------
                                                                                     IN THOUSANDS OF DOLLARS
Allowance for doubtful accounts:
  Balance at beginning of year ..............................................  $   2,811    $    3,537    $   3,930
  Provision..................................................................      1,332           676        1,782
  Write-offs ................................................................       (900)         (476)        (738)
  Recoveries ................................................................        294           193          265
                                                                               ---------       -------    ---------
  Balance at end of year ....................................................  $   3,537    $    3,930    $   5,239
                                                                               ---------       -------    ---------
                                                                               ---------       -------    ---------

                                 EXHIBIT INDEX


 EXHIBIT
   NO.
---------

     *1.1  --Form of U.S. Underwriting Agreement

     *1.2  --Form of International Underwriting Agreement

      2.1  --Agreement and Plan of Merger, dated as of July 24, 1992, between B E Acquisition Corporation and the
             Registrant (then known as MS/Essex Holdings, Inc.), incorporated by reference to Exhibit 2.1 to the
             Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the
             "Commission") on August 10, 1992 (Commission File No. 1-10211)

      2.2  --Amendment dated as of October 1, 1992, to the Agreement and Plan of Merger between B E Acquisition
             Corporation and the Registrant, incorporated by reference to Exhibit 2.2 to the Registrant's Current
             Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

      2.3  --Stock Purchase Agreement, dated January 15, 1988 between the Registrant (then known as MS/Essex
             Holdings Inc.) and United Technologies Corporation, incorporated by reference to Exhibit 2.02 to
             Essex Group, Inc.'s Registration Statement on Form S-1, filed with the Commission on March 24, 1988
             (Commission File No. 33-20825)

     *3.1  --Form of Second Amended and Restated Certificate of Incorporation of the Registrant

      3.2  --Conformed Restated Certificate of Incorporation of the Registrant, incorporated by reference to
             Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November
             13, 1996 (Commission File No. 1-10211)

     *3.3  --Form of By-laws of the Registrant

      4.1  --Stock and Warrant Subscription Agreement dated as of October 9, 1992, among B E Acquisition
             Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman,
             Sachs & Co. and Chemical Equity Associates, A California Limited Partnership, incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

      4.2  --Warrant Agreement dated as of October 9, 1992, among B E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc. and certain affiliates of Goldman, Sachs & Co., incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

      4.3  --Amendment No. 2 dated as of June 5, 1995 to the Stock and Warrant Subscription Agreement dated as of
             October 9, 1992 among the Registrant, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A California Limited
             Partnership incorporated by reference to Exhibit 4.04 of the Registrant's Annual Report on Form 10-K
             for the fiscal year ended December 31, 1996, filed with the Commission on February 19, 1997
             (Commission File No. 1-10211)

      4.4  --Indenture dated as of May 7, 1993, among Essex Group, Inc. and NBD Bank, National Association, as
             trustee under which the 10% Senior Notes Due 2003 are outstanding, incorporated by reference to
             Exhibit 4.1 to the Essex Registration Statement on Pre-Effective Amendment No. 1 to Form S-2
             (Commission File No. 33-59488)

 EXHIBIT
   NO.
---------
     *4.5  --Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Registrant, Essex
             Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent

      4.6  --Credit Agreement dated as of October 31, 1996, among the Registrant, Essex Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to
             Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on November
             13, 1996 (Commission File No. 1-10211)

      4.7  --Senior Unsecured Note Agreement dated as of April 12, 1995, among the Registrant, as guarantor, Essex
             Group, Inc., the lenders named therein and The Chase Manhattan Bank, as administrative agent, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on May 12, 1995 (Commission File No. 1-10211)

      4.8  --Agreement and Lease dated as of April 12, 1995, between Mellon Financial Services Corporation #3 and
             Essex Group, Inc., incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on
             Form 10-Q, filed with the Commission on May 12, 1995 (Commission File No. 1-10211)

     *5    --Opinion of Cravath, Swaine & Moore

      9.1  --Management Stockholders and Registration Rights Agreement dated as of October 9, 1992, among B E
             Acquisition Corporation, Bessemer Capital Partners, L.P. and certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.3 to the registrant's Current Report on Form
             8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

      9.2  --Form of Irrevocable Proxy dated as of October 9, 1992, granted to Bessemer Capital Partners, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 28.4 to the
             Registrant's Current Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission
             File No. 1-10211)

      9.3  --Form of Irrevocable Proxy dated December 1996, granted to Bessemer Holdings, L.P. by certain employees of the Registrant's subsidiaries, incorporated by reference to Exhibit 9.06 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the
             Commission on February 19, 1997 (Commission File No. 1-10211)

      9.4  --Amendment No. 1 dated as of July 3, 1996, to the Management Stockholders Agreement, incorporated by reference to Exhibit 9.04 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

      9.5  --Amendment No. 2 dated as of December 11, 1996, to the Management Stockholders Agreement, incorporated by reference to Exhibit 9.05 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

     *9.6  --Termination, Amendment and Approval Agreement

     10.1  --Engagement Letter dated July 22, 1992 between Bessemer Capital Partners, L.P. and Donaldson, Lufkin &
             Jenrette Securities Corporation, incorporated by reference to Exhibit 10.10 to the Essex Annual
             Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission File No. 1-7418)

     10.2  --Amendment dated October 9, 1992 among Bessemer Capital Partners, L.P., B E

 EXHIBIT
   NO.
---------
             Acquisition Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs &
             Co., to Engagement Letter dated July 22, 1992 among Bessemer Capital Partners, L.P. and Donaldson,
             Lufkin & Jenrette Securities Corporation, incorporated by reference to Exhibit 10.11 to the Essex
             Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission file No. 1-74181)

     10.3  --Advisory Services Agreement dated as of December 15, 1992, among Bessemer Capital Partners, L.P., the
             Registrant and Essex Group, Inc. incorporated by reference to Exhibit 10.15 to the registrant's
             Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (Commission File No. 1-10211)

    *10.4  --Registration Rights Agreement between Bessemer Holdings, L.P. and the Registrant

    *10.5  --Form of Termination Benefits Agreement

     10.6  --Registration Rights Agreement ("Registration Rights Agreement") dated as of October 9, 1992, among B
             E Acquisition Corporation, certain affiliates of Donaldson, Lufkin & Jenrette, Inc., certain affiliates of Goldman, Sachs & Co., and Chemical Equity Associates, A California Limited Partnership,
             incorporated by reference to Exhibit 28.2 to the Registrant's Current Report on Form 8-K, filed with the Commission on October 26, 1992 (Commission File No. 1-10211)

     10.7  --Amendment No. 1 dated as of June 5, 1995, to the Registration Rights Agreement incorporated by reference to Exhibit 99.02 of the Registrant's Annual Report on Form 10-K for the fiscal year ended
             December 31, 1996, filed with the Commission on February 19, 1997 (Commission File No. 1-10211)

     10.8  --Amended and Restated Stock Option Plan ("Stock Option Plan") of the Registrant, incorporated by reference to Exhibit 4.7 to the Registrant's Current Report on Form 8-K, filed with the Commission on
             October 26, 1992 (Commission File No. 1-10211)

     10.9  --Amendment No. 1 to the Stock Option Plan, incorporated by reference to Exhibit 99.04 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the
             Commission on February 19, 1997 (Commission File No. 1-10211)

     11.1  --Earnings per share

   **21.1  --Subsidiaries of the Registrant

     23.1  --Consent of Ernst & Young LLP

    *23.2  --Consent of Cravath, Swaine & Moore

   **24.   --Powers of Attorney (included in signature page of previous filing)


------------------------

*   To be filed by amendment


**  Previously filed.